EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2021 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2020.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2020 is referred to in this description of the Republic of Panama as “2020” and other years are referred to in a similar manner unless otherwise indicated. All references to “U.S.$”, “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

PRESENTATION OF ECONOMIC AND OTHER INFORMATION

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide an accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (“CFZ”) and the Panama Canal have not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (“GFSM 1986”). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (“SNA 1993”); however, with the change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics for 2016 to 2020 were calculated pursuant to the Sixth Edition of the Balance of Payments and International Investment Position Manual published by the International Monetary Fund (“IMF”).

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On June 14, 2021, the Executive Board of the IMF concluded the 2021 Article IV consultation with Panama, addressing issues such as the economic contraction in 2020 due to the COVID-19 pandemic and resulting increase in unemployment and fiscal deficits. The Article IV Report for 2021 was published on the IMF website on July 30, 2021.

Open unemployment figures are no longer presented. Unemployment figures are now used.

RECENT DEVELOPMENTS

For recent developments since December 31, 2020, see the material below as well as all amendments filed in 2021 to Panama’s annual report on Form 18-K for the year ended December 31, 2020.

Political Developments

On July 1, 2021, Crispiano Adames, a deputy from the ruling Democratic Revolutionary Party, was elected as president of the National Assembly for the 2021-2022 third period of ordinary session.

On July 21, 2021, a new trial began against former President Ricardo Martinelli related to alleged unlawful wire taps during his presidency.

On September 13, 2021, the Second Court for Criminal Proceedings of the First Judicial Circuit of Panama opened a criminal case against 14 citizens, including the former Housing Minister, Yasmina Pimentel, for embezzlement from the Programa de Ayuda Nacional (PAN). PAN funds were allegedly used to purchase supplies at non-market prices, and certain PAN purchase orders were paid for but never delivered.

On September 14, 2021, the Public Ministry reported that, in the case known as “Buko Millonario”, the former Minister of Economy and Finance, Frank De Lima, was sentenced to 60 months in prison for the crime of falsifying documents and was disqualified from serving in public office for three years after completing his prison sentence.

Recent Government Actions

COVID-19 Containment Measures

On July 20, 2021, the Minister of Health, Luis Francisco Sucre, announced that, as part of a gradual loosening of restrictions, as of July 26, 2021, commercial shops in Panama City would close at 11:00 p.m. and a curfew would be in place from 12:00 a.m. until 4:00 a.m. Subsequently, on September 7, 2021, the Ministry of Health altered the curfew to take place between 1:00 a.m. and 4:00 a.m. and allowed commercial shops to remain open until 12:00 a.m.

On August 24, 2021, the Ministry of Health announced that through Resolution No. 2214 it would be requiring persons who handle food to be vaccinated against COVID-19 with two doses as of mid-October 2021.

On August 30, 2021, the Ministry of Health published Executive Decree No. 833, which establishes that travelers will no longer be required to present a negative COVID-19 test when entering Panama, as long as such travelers have been digitally registered as having been fully vaccinated or present their vaccination card indicating that they have received two doses of a COVID-19 vaccine approved by Panama, the U.S. Food and Drug Administration or the World Health Organization, more than 14 days prior to entry. Unvaccinated travelers from “low-risk” countries can enter with a negative COVID-19 test, while unvaccinated travelers from “high risk” countries must comply with a 72-hour quarantine and a subsequent COVID-19 test.

COVID-19 vaccines

Between January 20, 2021, and September 14, 2021, Panama received 5,573,740 doses of the Pfizer COVID-19 vaccine in 34 batches, including 503,100 doses gifted from the U.S., 100,620 delivered through the Covax mechanism, and the remainder through Panama’s bilateral agreement with Pfizer.

Between April 16, 2021 and September 12, 2021, Panama received 1,212,000 doses of the AstraZeneca COVID-19 vaccine in eight batches, including 110,400 doses delivered through the Covax mechanism, and the remainder through Panama’s bilateral agreement with AstraZeneca.

On July 12, 2021, the Ministry of Health authorized the use of the Pfizer COVID-19 vaccine for adolescents between 12 and 16 years of age.

On September 19, 2021, the Ministry of Health reported that, since the commencement of the National COVID-19 Vaccination Plan in January 2021, 5,346,270 doses of COVID-19 vaccines had been administered in Panama, consisting of 744,291 doses of the AstraZeneca vaccine and 4,601,979 doses of the Pfizer vaccine.

Other Government Actions

On June 23, 2021, the Panama Maritime Authority authorized the renewal of the concession contract with Panama Ports Company to operate the ports of Balboa and Cristóbal for another 25 years. Based on projections of income from tariffs and dividends under the contract, the Government expects to receive over U.S.$800 million during the next 25 years of the contract.

On July 13, 2021, the National Secretariat of Energy of Panama and the company Energy Transfer signed a memorandum of understanding to conduct a study into the feasibility of the development of a petroleum pipeline in Panama.

On July 20, 2021, Executive Decree No. 226 was published, modifying Panama’s permanent residency program. With the aim of promoting the flow of income into Panama, the decree allows for provisional residence permits to be granted to nationals of certain “friendly countries” that maintain professional and economic investment relations with Panama, when such nationals request to become permanent residents in Panama and either (i) work in Panama, as certified by their employer, (ii) invest at least U.S.$200,000 in property, or (iii) open a fixed-term deposit account for the same amount.

On August 6, 2021, Tocumen International Airport issued U.S.$555 million of 4.000% Senior Secured Notes due 2041 and U.S.$1,300 million of 5.125% Senior Secured Notes due 2061. The proceeds were used to increase liquidity and fund a liability management transaction to redeem its 5.625% Senior Secured Notes due 2036 and 6.000% Senior Secured Notes due 2048.

On August 13, 2021, Metro de Panama S.A. awarded the contract for the design of the tunnel through which Line 3 of the Metro de Panama will cross the Panama Canal to Consorcio Túnel de Las Américas, consisting of Técnica y Proyectos, S.A. and Louis Berger LAC S. de R.L., for an amount of U.S.$9.9 million.

On September 2, 2021, the Office of the Comptroller General endorsed the four-year, U.S.$88.6 million contract between Empresa de Transmission Eléctrica, S.A. (“ETESA”) and the consortium Agrupación Sabanitas Panamá that will be in charge of building the transmission line between the Sabanitas substation in Colón and the Panamá III substation. This project will allow the the energy produced by the Generadora de Gatún plant (formerly NG Power) to be transmitted to consumers in Panama.

On September 2, 2021, in its third debate, the plenary session of the National Assembly approved Bill No. 524, which modifies Law No. 23 of 2017 and Law No. 9 of 1994, and recognizes the payment of a seniority premium for public servants. The seniority premium will be paid to eligible employees when they retire at a rate of one week’s salary for each year worked.

On September 5, 2021, Cabinet Resolution No. 96 was published, authorizing an additional credit to the General Budget for 2021 in the amount of U.S.$400,773,256 in order to address the COVID-19 pandemic, to address the effects of hurricanes Eta and Iota in November 2020, and to reinforce the operating expenses of several institutions.

On September 9, 2021, the Government began its offering of U.S.$17 million in Treasury Bills, the proceeds of which will be used to assume and pay the loans owed by Bahía Las Minas Corp. to Banco Nacional de Panama. The Government is a shareholder of Bahía Las Minas Corp., along with the company Celsia.

The Economy

During the second quarter of 2021, estimated GDP growth was 40.4%, compared to a 38.2% contraction for the same period in 2020, in part due to the elimination of certain restrictions that had been established to contain the COVID-19 pandemic and the gradual recovery of the economy in response. Inflation, as measured by the average CPI with base year 2013, was 0.6% in the first six months of 2021.

The transportation, storage and communications sector increased by an estimated 29.8% during the second quarter of 2021, compared to the same period in 2020, reflecting a contribution of 17.7% of GDP, primarily due to an increase in operations of the Panama Canal, ports, air transport, land transport and telecommunications. Mining activities increased by 728.3% during the second six quarter of 2021, compared to the same period in 2020, reflecting a contribution of 7.5% of GDP, primarily due to the increase in exports of copper minerals and concentrates to various international markets. The construction sector increased by 489.5% during the second quarter of 2021, compared to the same period in 2020, primarily due to the reactivation of public civil engineering works and construction of buildings, reflecting a contribution of 11.1% of GDP. The financial intermediation sector contracted by 5.3% during the second quarter of 2021, compared to the same period in 2020, and represented a contribution of 7.9% of GDP during the second quarter of 2021, compared to the same period in 2020. The contraction in the financial intermediation sector was attributable mainly to lower performance of the banking sector.

The manufacturing sector increased by 25.4% during the second quarter of 2021 compared to the same period in 2020, representing a contribution of 4.2% of GDP during the second quarter of 2021. The increase in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural sector grew by 9.0% during the second quarter of 2021 compared to the same period in 2020, representing 2.7% of GDP during the second quarter of 2021. Growth in the agricultural sector was primarily due to an increase in the production of rice and corn. The fisheries sector contracted by 4.0% during the second quarter of 2021 compared to the same period in 2020, representing 0.4% of GDP during the second quarter of 2021. The contraction in the fisheries sector was primarily due to a decrease in the exports of frozen and fresh fish. The commerce, hotels and restaurants sector grew by 26.7% in the second quarter of 2021 compared to the same period in 2020, representing 14.8% of GDP during the second quarter of 2021. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, beverages and tobacco and also due to an increase in the income of restaurants which were partially or totally closed during the second quarter of 2020.

The Central Government’s preliminary current savings for the six-month period ended June 30, 2021 registered a deficit of U.S.$1,012.6 million (1.7% of nominal GDP) compared to a deficit of U.S.$1,390.1 million for the same period in 2020 (2.6% of nominal GDP). The Central Government’s overall deficit decreased to U.S.$2,719.8 million in the six-month period ended June 30, 2021 (4.7% of nominal GDP) compared to a deficit of U.S.$2,749.8 million for the same period in 2020 (5.2% of nominal GDP). The preliminary fiscal deficit of the non-financial public sector for six-month period ended June 30, 2021 was approximately U.S.$2,273.3 million (3.9% of nominal GDP).

The preliminary fiscal deficit of U.S.$2,273.3 million of the non-financial public sector for the six-month period ended on June 30, 2021 represented a decrease of U.S.$49.8 million over the deficit of U.S.$2,323.0 million registered for the same period of 2020. Total non-financial public sector expenditures for the six-month period ended June 30, 2021 were U.S.$7,460.7 million, an increase of U.S.$1,071.3 million (16.8%) from U.S.$6,389.4 million. Total revenue for the six-month period ended on June 30, 2021 was U.S.$5,187.4 million, an increase of U.S.$1,121.1 million (27.6%) from U.S.$4,066.4 million for the same period of 2020.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$1,771.4 million for the six-month period ended June 30, 2021, an increase of U.S.$579.3 million compared to U.S.$1,192.0 million during the same period of 2020. Non-financial public sector current expenses during the six-month period ended June 30, 2021 amounted to U.S.$5,689.3 million, a U.S.$492.0 million (9.5%) increase from U.S.$5,197.4 million during the same period of 2020. On the revenue side, tax revenue during the six-month period ended June 30, 2021 was U.S.$2,203.5 million, an increase of U.S.$454.4 million (26.0%) from U.S.$1,749.1 million for the same period of 2020, while non-tax revenue was U.S.$890.6 million, an increase of U.S.$377.0 million (73.4%) from U.S.$513.5 million for the same period in 2020. Capital revenue during the six-month period ended June 30, 2021 was U.S.$4.1 million.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented an estimated 73.1% of GDP during the second quarter of 2021. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 14.8%, 13.6% and 17.7%, respectively, of real GDP during the second quarter of 2021), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, railways and telecommunications and is the largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 17.7% of real GDP in chained volume measure during the second quarter of 2021.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the second largest component of the service sector and represented an estimated 14.8% of real GDP during the second quarter of 2021. During the second quarter of 2021, commerce activities increased 26.7% compared with the same period of 2020, due to the elimination of certain restrictions that had been established to contain the COVID-19 pandemic and the gradual recovery of the economy in response. During the second quarter of 2021, the restaurants and hotels sector increased 92.0% over the same quarter in 2020.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 13.6% of GDP in chained volume measure during the second quarter of 2021.

Financial Services. The financial services sector represented an estimated 7.9% of GDP in chained volume measure during the second quarter of 2021. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of June 30, 2021, consisted of two state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 66 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of June 30, 2021, banking sector assets and deposits totaled approximately U.S.$129.0 billion and U.S.$95.3 billion, respectively.

Colón Free Zone. Total imports to the CFZ totaled approximately U.S.$1.9 billion during the first quarter of 2021, an increase of 21.5% compared with the same period of 2020. Total re-exports during the first quarter of 2021 totaled approximately U.S.$2.2 billion, an increase of 6.3% compared with the same period of 2020. During the first quarter of 2021, CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$244.7 million, compared to U.S.$456.1 million in the same period of 2020.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 15.2% of GDP in chained volume measure during the second quarter of 2021.

Manufacturing represented an estimated 4.2% of GDP in chained volume measure during the second quarter of 2021. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 11.1% of GDP during the second quarter of 2021 and increased by 489.5% compared with the same period of 2020, due to the reactivation of public civil engineering works, as well as the construction of buildings.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 10.5% of real GDP during the second quarter of 2021. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. During the second quarter of 2021, the value of agricultural and fisheries production (which includes fisheries production) is estimated to have increased by 7.3% due to the positive performance of some products such as rice and corn cultivation. During the second quarter of 2021, the value of the mining sector is estimated to have increased by 728.3%, due mainly to the Cobre Panama project, which produced approximately 164,000 tons of copper concentrate and generated gross sales of U.S.$1,683 million during the first semester of 2021.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled approximately U.S.$4.9 billion as of June 30, 2021.

The following table sets forth summary financial information on principal public sector businesses for the first quarter of 2021:

Selected State-Owned Enterprises (1)

2021 Financial Statistics (2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (“BNP”) (banking)	$15,930.2	981.7	85.0	24.9	0.0
Empresa Nacional de Autopista (“ENA”) (highway)	$1,006.5	246.5	26.6	(1.2)	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)	$1,028.9	361.7	29.6	2.9	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,167.3	522.2	22.8	(5.7)	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of March 31, 2021.

Source: BNP, ENA, ETESA. and AITSA.

In June 2012, the Government created the Fondo de Ahorro de Panamá (“FAP”) pursuant to Law No. 38 of 2012. Audited financial statements show total assets of the fund as U.S.$1.5 billion and U.S.$1.5 billion as of June 30, 2021 and June 30, 2020, respectively.

Electric Power

Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned.

ETESA is authorized by the Autoridad Nacional de los Servicios Publicos (“ASEP”) to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2021, the total length of the 230 kV lines was 2,745.1 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 37.8 km in simple circuit lines.

Panama currently has high electricity rates (an estimated average of 18.13 cents per kilowatt hour for the second half of 2021), and demand for electricity in the first semester of 2021 increased at an estimated average rate of 2.6% compared with the same period of 2020.

Telecommunications

During the first semester of 2021, Cable & Wireless (Panamá) S.A. experienced a 0.2% decrease in revenue compared to the same period in 2020, due to a decrease in fixed residential income by a lower average revenue per user year-over-year due to an increase in out-of-bundle usage in the prior year, and retention activity leading to moves to lower plans.

Water

The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 98.0% of the population for which it is responsible (which constitutes 83.0% of the total population) through its 54 water purification plants, 2 filtration galleries, 180 pumping stations, and 632 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 39.0%. Unlike INTEL, S.A. and Instituto de Recursos Hidráulicos y de Electrificación, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

Air Transportation

During the seven-month period ended July 31, 2021, AITSA handled a total of 4.0 million passengers, an increase of 14.8% compared to the same period of 2020. On August 11, 2021, AITSA issued U.S.$555,000,000 of its 4.000% Senior Secured Notes due 2041 and U.S.$1,300,000,000 of its 5.125% Senior Secured Notes due 2061, to increase liquidity, and executed a liability management transaction to redeem of all of its 5.625% Senior Secured Notes due 2036 and its 6.000% Senior Secured Notes due 2048 for an aggregate amount of U.S.$1,437,962,975.

Ports

During the seven-month period ended July 31, 2021, the Manzanillo International Terminal (“MIT”) handled approximately 1.6 million TEUs of cargo and containers, compared to approximately 1.5 million TEUs in the same period of 2020. During the seven-month period ended July 31, 2021, the container port in Colón handled approximately 529,672 TEUs of cargo and containers. During the seven-month period ended July 31, 2021, the container terminal at Port Balboa handled approximately 1.4 million TEUs of cargo and containers. During the seven-month period ended July 31, 2021, the container terminal at the Port of Cristobal handled approximately 627,535 TEUs of cargo and containers.

Banking

Collectively, BNP and Caja de Ahorros had approximately 14.3% of deposits and 13.3% of assets in the national banking system as of March 31, 2021. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of August 30, 2021, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

On June 15, 2021, the Panama Canal Authority (“PCA”) increased the allowed length for ships for transiting through neopanamax locks. The neopanamax locks will now receive ships with a length of 370.33 meters and a draft of 15.24 meters (50 feet).

On June 28, 2021, the PCA reformulated the bidding model for the design and construction of an optimized water management system, in response to the suggestions of companies interested in the prequalification process.

On July 14, 2021, the PCA announced that transits were rebounding as global trade picked up after the COVID-19 pandemic. The canal expects to handle around 13,000 ship transits during its 2021 fiscal year, compared to 12,245 transits during the last fiscal year.

On July 22, 2021, the Cabinet Council approved the draft budget of the PCA for fiscal year 2022 for a total of US$4,215 million.

On August 2, 2021, the PCA announced that from August 1, 2021 to November 30, 2021, the Panama Canal would once again promote the implementation of the speed and traffic recommendations established by the International Maritime Organization (IMO) to protect whales, dolphins and other large aquatic animals.

The Colón Free Zone

As of June 30, 2021, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.7 billion, an increase from U.S.$797.9 million as of June 30, 2020.

At the end of the first quarter of 2021, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$2.3 billion, a decrease from U.S.$2.4 billion as of March 31, 2020.

On April 28, 2021, the Minister of Commerce and Industry, Ramón Martínez, presented to the Legislative Assembly a bill that amends the CFZ’s governing legislation (Law No. 8 of April 4, 2016). The bill proposes increased international fiscal transparency, through regulation and tracing of merchandise, with the aim of preventing money laundering, terrorist financing and financing of weapons of mass destruction.

Employment and Labor

Social Security

SIACAP

Since its inception in July 2000 through July 31, 2021, SIACAP had administered over U.S.$1.7 billion in contributions and revenues, a 5.7% increase from July 31, 2020. As of July 31, 2021, SIACAP had 517,171 participants, a 4.1% increase from 497,031 participants on the same date of 2020.

For the seven-month period ended July 31, 2021 SIACAP carried a balance of U.S.$823.6 million in contributions from its participants, a 4.3% increase from U.S.$789.9 million in contributions in the same period of 2020.

CSS

On January 18, 2021, the director of the Social Security Fund (“CSS”), Enrique Lau Cortés, initiated the CSS National Dialogue, which aimed to: (i) strengthen the IVM program by improving its financial situation, (ii) include informal workers in the social security system, and (iii) improve the efficiency of the CSS’s administration, all with a view towards ensuring the future viability of the CSS. The CSS National Dialogue was open to all interested persons and had several commissions, each focused on solutions to one of the main issues. Each commission’s conclusions and proposals would be raised in a plenary session, and if approved by the plenary, the proposals would be sent to the National Assembly. At the request of the board of directors of the CSS, a fourth commission was established to focus on the financial benefits of the Sickness and Maternity program.

On May 24, 2021, the CSS National Dialogue discussed issues including (i) the need to organize the CSS’s infrastructure and technological systems for tracking income, economic benefits and medical history; (ii) the increase in the economic benefits paid out for common illness and pregnancy; and (iii) the actuarial report on the IVM program.

On May 28, 2021, the second phase of the CSS National Dialogue was completed. Various topics were covered, including the financial situation of risks, health care, arrears, economic benefits, actuarial studies, human resources, technologies and COVID-19, among others.

On June 2, 2021, the first two commissions, covering the administration of the CSS and the independent sector, were established within the CSS National Dialogue.

On June 3, 2021, commissions were established to cover the Sickness and Maternity Program and the IVM Program.

As of August 18, 2021, the commissions were in the third phase of the CSS National Dialogue, that ends with a proposal from each commission, which will be taken to the plenary session for a period of two months for approval. Once approved in the plenary session a corresponding reform bill will be presented to the Executive Branch and subsequently to the National Assembly.

Financial System

As of June 30, 2021, the financial services sector represented an estimated 7.9% of GDP in chained volume measure.

The Banking Sector

As of June 30, 2021, two official banks, 40 private sector general license banks, 16 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of June 30, 2021, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.1 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá (“BNP”) with U.S.$15.9 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Bogotá S.A. and Popular Bank Ltd., Inc.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets, as of June 30, 2021, were U.S.$15.9 billion, its bank deposits were U.S.$8.1 billion, and its net loans were U.S.$4.9 billion, of which U.S.$833.9 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of June 30, 2021, BNP’s capital and reserves represented 12.6% of its bank deposits and 6.4% of its total assets. BNP generated gross income of U.S.$168.7 million as of June 30, 2021.

As of June 30, 2021, BNP’s foreign assets were U.S.$7.8 billion, a decrease of 1.0% compared to U.S.$7.9 billion as of December 31, 2020.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$5.6 billion as of August 2021, La Bolsa remains a small portion of the financial services sector. Equity trades represented 5.8% of trading volume during August 2021.

During the eight-month period ended August 31, 2021, local secondary market transactions in Panama totaled U.S.$1,750.6 million.

Interest Rates. In July 2021, the average interest rate paid by Panamanian banks for one-year deposits was 2.60%, while the interest rate for personal credit transactions averaged 9.44%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 6.84% in July 2021.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the National Assembly passed a law establishing a new insurance regulatory structure. As of June 30, 2021, there were 23 insurance companies and 3,235 insurance brokerages. The 3,235 insurance brokerages consisted of 2,794 individual brokers, 396 brokerage companies and 45 temporary permissions. The total registered assets of the insurance companies, as of March 31, 2021, equaled U.S.$3.5 billion.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

During the seven-month period ended July 31, 2021, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1,945.9 million, an increase of 118.8% compared to U.S.$889.3 million in the same period of 2020, mainly due to more exports of copper ores and concentrates. During the seven-month period ended July 31, 2021, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$6,126.3 million, an increase of 34.4% compared to U.S.$4,558.0 million in the same period of 2020, in part due to higher imports of consumer goods, particularly fuel and lubricants.

During the seven-month period ended July 31, 2021, copper ores and concentrates recorded a preliminary total of U.S.$1,528.4 million, a 204.9% increase from U.S.$501.3 million in the same period of 2020, primarily due to growth in export volumes from increased demand.

During the seven-month period ended July 31, 2021, banana and pineapple exports recorded a preliminary total of U.S.$90.4 million, a 0.1% decrease from U.S.$90.5 million in the same period of 2020, primarily due to lower exports of pineapples.

During the seven-month period ended July 31, 2021, shrimp exports recorded a preliminary total of U.S.$11.2 million, a 36.2% increase from U.S.$8.2 million in the same period of 2020, primarily due to higher sales in the United States.

During the seven-month period ended July 31, 2021, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$30.3 million, a 6.7% decrease from U.S.$32.5 million in the same period of 2020, due to a decrease in June 2021 in the catch of fish and other marine species.

The United States has historically been Panama’s most important trading partner. As of March 31, 2021, trade with the United States represented 2.8% and 26.8% of total goods exported and imported, respectively. In 2020, trade with the United States represented 6.1% and 25.6% of total goods exported and imported, respectively. In 2019, trade with the United States represented 6.5% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.9% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively.

As of March 31, 2021, Panama’s largest trading partners for exports were China, Japan, and Brazil, with exports amounting to US$306.8 million, US$107.4 million, and US$84.9 million, respectively.

As of March 31, 2021, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$640.6 million, U.S.$261.8 million and U.S.$129.2 million, respectively.

As of March 31, 2021, Panama’s imports from the CFZ totaled U.S.$160.3 million, a decrease of 13.2% compared to U.S.$184.7 million in the same period of 2020.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) as of March 31, 2021 was U.S.$453.6 million, a decrease of U.S.$622.3 million or 57.8% from U.S.$1,075.9 million in the same period of 2020. Reinvested earnings were the source of 99.3% of FDI as of March 31, 2021, which is a direct consequence of the recovery from the COVID-19 pandemic. As of March 31, 2021, purchases of shares of domestic companies by non-resident investors accounted for (4.4)%. Other capital accounted for 5.1% of FDI. Of gross FDI, (U.S.$17.1 million) corresponds to capital invested in the CFZ as of March 31, 2021, a decrease of U.S.$95.5 million compared to the same period in 2020.

Balance of Payments

As of March 31, 2021, Panama registered an estimated overall deficit of U.S.$592.1 million, compared to an overall deficit of U.S.$731.2 million in the same period of 2020, mainly due to an increase in goods exports.

As of March 31, 2021, the current account balance recorded a deficit of U.S.$225.2 million, an improvement of 137.0% compared to a current account deficit of U.S.$385.7 million for the same period of 2020. This was primarily due to an increase in the balance of goods and services to (U.S.$293.3 million) as of March 2021, compared to (U.S.$409.7 million) during the same period 2020.

As of March 31, 2021, the capital and financial account balance recorded a surplus of U.S.$895.0 million, an increase of 845.8% compared to a capital and financial account deficit of U.S.$120.0 million for the same period of 2020.

Public Debt

As of August 31, 2021, total public debt totaled U.S.$39,670.8 million, an increase from U.S.$33,579.4 million as of August 31, 2020. As of August 31, 2021, internal public debt accounted for 19.2% of total debt (a decrease from 20.2% as of August 31, 2020), while external public debt accounted for 80.8% of total debt (an increase from 79.8% as of August 31, 2020). The average maturity of the debt portfolio as of August 31, 2021 was 15.1 years, with an average duration of 9.8 years. The average maturity of the debt portfolio as of August 31, 2020 was 14.0 years, with an average duration of 9.1 years. As of August 31, 2021, local secondary market transactions in treasury securities reached U.S.$859.0 million, an increase from U.S.$572.2 million as of August 31, 2020.

IMF Relationship

On January 19, 2021, the IMF approved a two-year arrangement for Panama under a Precautionary and Liquidity Line (“PLL”) in the amount of SDR 1.884 billion (approximately U.S.$2.7 billion), or 500% of Panama’s IMF quota. Panama intends to treat the PLL as precautionary, serving as insurance against economic shocks during the COVID-19 pandemic. The IMF’s PLL provides liquidity to countries that demonstrate strong economic performance and strong records of policy implementation. As part of the PLL program, Panama has committed to (i) supporting its population during the COVID-19 pandemic, followed by gradual fiscal consolidation aimed at post-pandemic economic recovery; (ii) strengthening its anti-money laundering and terrorist financing regime to address deficiencies identified by the FATF and facilitate removal from the FATF’s grey list; (iii) supporting the stability of its financial system by ensuring liquidity and improving its macroprudential framework; (iv) strengthening data adequacy; (v) improving its public financial management practices to increase fiscal transparency and avoid domestic arrears; and (vi) complying with indicative targets for government and bank liquidity. Access to funds under the PLL will be limited to 250% of the quota (SDR 942 million) for the first year and the remaining SDR 942 million would become available in the second year (for a total of SDR 1.884 billion); during this time the IMF will be conducting semiannual reviews.

On July 28, 2021, the Executive Board of the IMF concluded the first review within the framework of the PLL agreement granted to Panama. Panama has not drawn on the arrangement and intends to continue treating the PLL as precautionary, serving as insurance against economic shocks. The Executive Board concluded that Panama had adopted policies and met quantitative indicative targets envisaged under the PLL arrangement and continued to meet the PLL qualification criteria by working to strengthen institutional frameworks, including its AML/CFT regime in accordance with the FATF action plan, its statistics reporting, multiannual budgeting and financial regulation and supervision.

On June 14, 2021, the Executive Board of the IMF concluded the 2021 Article IV consultation with Panama, addressing issues such as the economic contraction in 2020 due to the COVID-19 pandemic and resulting increase in unemployment and fiscal deficits. The Executive Board also addressed Panama’s continued listing on the Financial Action Task Force grey list. The Article IV Report for 2021 was published on the IMF website on July 30, 2021.

On August 23, 2021, Panama received a general allocation of 361.1 million Special Drawing Rights (“SDR”) from the IMF. The general SDR allocation was made to IMF members that participate in the Special Drawing Rights Department in proportion with their existing quotas with the intent of helping the most vulnerable countries that are struggling to cope with COVID-19.

International Financial Institution Subscriptions.

As of July 31, 2021, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million. As of July 31, 2021, Panama’s total subscriptions in the World Bank were U.S.$89.1 million. As of July 31, 2021, Panama’s total subscriptions in MIGA were SDR 2.3 million. As of July 31, 2021, Panama’s total subscriptions in the IFC were U.S.$7.7 million.

As July 31, 2021, Panama’s total subscriptions in the Inter-American Investment Corporation (IIC) were U.S.$15.3 million.

Global Notes and Bonds.

On June 30, 2021, the Republic priced a U.S.$2,000,000,000 dual tranche deal consisting of a 3.362% U.S.$1,250,000,000 Euroclearable Treasury Notes due 2031 and a reopening of U.S.$750,000,000 of its 4.500% Global Bonds due 2050. Additionally, the new issues came alongside a domestic switch tender for the 5.625% Treasury Bonds due 2022, with U.S.$303,006,000 tendered and an international switch tender for the 4.000% Global Bonds due 2024, with U.S.$412,925,000 tendered.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2016 through 2020:

	2016	2017	2018(P)	2019(E)	2020(E)
Economic Data:
GDP (millions, nominal dollars)	$57,908	$62,203	$64,928	$66,788	$52,938
GDP (millions, constant dollars)(2)	$38,178	$40,313	$41,763	$43,033	$35,309
GDP (% change, constant dollars)(2)	5.0%	5.6%	3.6%	3.0%	(17.9)%
Service Sector (% change, constant dollars)(2)(3)	4.7%	5.5%	4.2%	3.5%	(11.4)%
Other (% change, constant dollars)(2)(4)	5.2%	3.7%	7.9%	3.9%	(8.5)%
GDP Per Capita (constant dollars)(2)	$9,457	$9,837	$10,042	$10,200	$8,253
Population (millions)	4.04	4.10	4.16	4.22	4.28
CPI—Period Average (% change)	0.7%	0.9%	0.8%	(0.4)%	(1.6)%
Unemployment	5.5%	6.1%	6.0%	7.1%	18.5%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$11,647	$12,442	$12,756	$12,383	$9,761
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$12,700	$13,602	$14,614	$14,296	$15,111
Overall Surplus (Deficit) (millions)	$(1,053)	$(1,004)	$(1,859)	$(1,913)	$(5,350)
As % of Current GDP	(1.8)%	(1.9)%	(2.9)%	(2.9)%	(10.1)%
Central Government Surplus (Deficit) (millions)	$(2,203)	$(1,942)	$(2,071)	$(2,762)	$4,886
As % of Current GDP	(3.8)%	(3.1)%	(3.2)%	(4.1)%	(9.2)%
Public Debt (at December 31):
Internal Debt (millions)	$4,700	$4,984	$5,112	$6,795	$7,142
External Debt (millions)	$16,902	$18,390	$20,575	$24,223	$29,817
Public Debt (as % of Current GDP)
Internal Debt	8.1%	8.0%	7.8%	10.2%	13.5%
External Debt	29.2%	29.6%	31.6%	36.3%	56.3%
Total Public Debt (millions)	$21,601.6	$23,373.6	$25,686.9	$31,018.5	$36,959.9
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$11,687	$12,470	$13,356	$13,214	$10,240
Imports (c.i.f.) Goods(6)(7) (millions)	$(20,699)	$(22,291)	$(23,969)	$(22,261)	$(14,347)
Goods Trade Balance(7) (millions)	$(9,012)	$(9,822)	$(10,613)	$(9,047)	$(4,107)
Current Account Surplus(7) (Deficit) (millions)	$(4,634)	$(3,692)	$(5,355)	$(3,333)	$(1,233)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$1,327	$(1,293)	$(455)	$1,958	$5,643
Total Official Reserves (at December 31) (millions)	$3,045	$3,540	$1,771	$3,049	$8,206

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated Figures
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars in chained volume measure.
(3)

Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colon Free Zone (“CFZ”), the Panama Canal, transportation and communications, public utilities and other services.

(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the sixth edition of the IMF Balance of Payments Manual.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of July 1, 2020, Panama had an estimated population of 4.3 million and a population density of 57.7 people per square kilometer. Panama Province, the Republic’s largest province, is estimated to be the home of 52.9% of Panama’s total population, and Colón Province, located at the northern terminus of the Panama Canal, is estimated to be the home of 7.0% of the total population.

During the period from 2016 to 2020, the population grew by an average of 1.5% per annum. Approximately 69.0% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 6.7% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 25.8% is under 15 years of age, 65.6% is between the ages of 15 and 64, and 8.7% is over the age of 65. Average life expectancy in Panama is 78.7 years. The infant mortality rate for 2019 was estimated at 14.8 per 1,000 births. Panama’s official language is Spanish.

Panama’s estimated per capita GDP for 2020, expressed in chained volume measure, was approximately U.S.$ 8,252.6. According to the 2010 census, education indicators show that Panama’s literacy rate for people over the age of ten years is approximately 94.5%. Estimates for 2019 show that 21.5% of the population is considered to be living in poverty while 10.0% is considered to be living in extreme poverty.

Historical Information

Panama gained independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904. Between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately U.S.$6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments.

Relations with the United States have been fully restored. Endara finished his presidential term and, in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso (“Moscoso”), who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos (“Torrijos”) was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli (“Martinelli”), who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009 and completed his presidential term on June 30, 2014. On May 4, 2014, Juan Carlos Varela was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. President Laurentino Cortizo, elected on May 5, 2019, succeeded to the Presidency on July 1, 2019.

The Panamanian military was disbanded in 1990 and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be re-elected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the Assembly, Panama’s unicameral legislative body. The number of electoral districts, each comprising an average of approximately 60,000 persons, determines the number of legislators; as of December 31, 2020, the Assembly had 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

On April 1, 2019, then presidential candidate Laurentino Cortizo announced the priorities of his administration in a Plan called Uniendo Fuerzas. The plan is based on four pillars: good governance and rule of law and order; economic promotion; reduction of poverty; and increased access to education. Additionally, the plan focuses on implementing policies that promote women, children, youth, the elderly, minorities and the environment.

On May 5, 2019, general elections were held in Panama. In the presidential elections, Laurentino Cortizo Cohen of the Partido Revolucionario Democratico (“PRD”) party was elected president of the Republic with approximately 33.35% of the votes. In the National Assembly elections, the PRD won 35 seats, Cambio Democratico won 18 seats, Partido Panameñista won eight seats, Movimiento Liberal Republicano Nacionalista (“MOLIRENA”) won five seats and five independent candidates won seats. The new government took office on July 1, 2019, for a five year term.

Through Cabinet Resolution No. 149 of December 30, 2019, President Laurentino Cortizo Cohen’s administration adopted its Strategic Government Plan 2020-2024, which has 5 pillars: Good Governance, Rule of Law, Competitive Economy that Generates Jobs, Combatting Poverty and Inequality, and Education, Science, Technology and Culture.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into ten provinces and three territories. In each province, executive power is exercised by a Governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On October 20, 2015, the Assembly approved Law No. 66, which stated seven objectives: 1) to amend Law No. 37 of June 29, 2009, which decentralized public administration; 2) to reallocate property taxes between municipalities; 3) to establish a formula for the allocation of property tax for municipalities with less income; 4) to direct the investment of allocated funds to specific areas; 5) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization”; 6) to establish an investment program for public works and municipal services and 7) to include special territories that do not have municipalities.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 153 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IADB”). Panama is a founding member of the Organization of American States (“OAS”) and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, including the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) (collectively, the “World Bank Group”). On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with several international agencies, such as the World Bank Group and the IADB, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IADB and the World Bank Group for significant external financing. See “Public Sector Debt—External Debt”.

In 2010, the Assembly approved legislation implementing the Corporación Andina de Fomento (“CAF” or “Development Bank of Latin America”) agreement and Panama became a Series A country member. CAF is a development bank created in 1970 and owned by 19 sovereigns, 17 from Latin America and the Caribbean and Spain and Portugal, as well as by 13 private banks in the Latin America region. It promotes sustainable development through loans and grants, and support in the technical and financial structuring of projects in the public and private sectors of Latin America. As of December 31, 2020, the Republic had outstanding borrowings of U.S.$1,806.5 million from CAF. See “Public Sector Debt—External Debt”.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence in 1903. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of both a national printed currency and a Balboa exchange market diminishes the significance of the balance of payments as an indicator of the Government’s external debt service capacity. Fiscal policy, therefore, is a more relevant indicator of the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct monetary policy to stimulate the economy and can finance public sector deficits only through borrowing.

In 2016, the non-financial public sector deficit fell to 1.8% of GDP. In 2017, the non-financial public sector deficit increased to 1.9% of GDP. In 2018, the non-financial public sector deficit increased to 2.9% of GDP. In 2019, the non-financial public sector deficit increased to 2.9% of GDP. In 2020, the non-financial public sector deficit increased to 10.1% of GDP, primarily as a result of the impact of COVID-19 and the related economic shutdown.

From 2016 to 2020, Panama experienced an average annual rate of inflation, as measured by the average consumer price index (“CPI”), of 0.1%. In 2020, the annual rate of inflation, as measured by the average CPI with a base year of 2013, was estimated at (1.6)%.

The Panamanian economy is dominated by a large service sector, which represented 69.8%, 69.7%, 70.1%, 70.4 and 76.0% of GDP in 2016, 2017, 2018, 2019 and 2020, respectively. The manufacturing and agricultural sectors represented far smaller percentages of GDP, 4.7% and 2.6%, respectively, in 2020. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the relatively closed manufacturing and agricultural sectors, where productivity has been lower and government policies may have affected resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”. Ongoing investments are designed to promote Panama as a hub for logistic, maritime and air transport services.

While much of the service sector’s economic activity is represented by public administration, commerce and real estate, the internationally-oriented activities of the service sector, particularly transportation, storage, communication and financial intermediation, distinguish the Panamanian economy. For instance, during the Canal’s 2020 fiscal year (which ended September 30, 2020), commercial ocean traffic totaled 13,369 transits, and the Canal’s toll revenue was U.S.$2,663.0 million, representing 5.0% of Panama’s estimated GDP for 2020 measured in nominal dollars.

As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important financial sector which represented 7.3% and 8.7% of GDP in 2019 and 2020. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

Social Security. In December 2005, the Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from a defined benefits system to personal savings accounts. Law No. 51 also established the obligation to support the Disability, Old Age and Death Benefit System (Régimen de Invalidez, Vejez y Muerte (“IVM”)) with annual deposits by the Central Government to an administration and investment trust created for the sustainability of the IVM of U.S.$75 million in each of the years 2007, 2008 and 2009, U.S.$100 million in each of the years 2010, 2011 and 2012, and U.S.$140 million in each of the years 2013 through 2060.

Trade Liberalization. Trade liberalization advanced with Panama’s accession to the WTO, which became effective September 6, 1997. Panama has also negotiated free trade agreements with many of its trading partners, such as the United States, Canada, the European Free Trade Association, Mexico, Colombia, Chile and Central American countries. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

Government Procurement. On May 10, 2011, Law No. 22 of 2006, which established a system for government procurement in Panama, was modified by Law No. 48 of 2011. The modification grants the Dirección General de Contrataciones Públicas (“Public Contracting Authority”) the power to impose fines. In addition, it expanded the scope of the law to include regulation of acquisitions by the Caja de Seguro Social (“Social Security Fund” or “CSS”) of pharmaceutical products as well as contracts with funding supplied by foreign governments.

Export Processing Zones & Free Zones. During 2007, two export processing zones (“EPZs”) were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, the Zona Procesadora Chilibre was created and, in August 2007, the Zona Procesadora Colón Maritime Investor, S.A. was created to provide infrastructure, facilities and support systems to attract new business and foreign investments. In June 2009, the Hewlett-Packard Global Services Panama EPZ was created. In August 2013, the Vaguil EPZ was created to implement the Panama Diamond Exchange, which is the first and only Latin American diamond and gemstone bourse recognized by the World Federation of Diamond Bourses. Panama is a member of the Kimberley Process, which is designed to prevent the import of diamonds from conflict areas in Africa. As of August 2019, 61 active call centers had official registrations with EPZs. In December 2016, the Cabinet authorized the National Commission on Free Zones to approve the establishment and operation of a free zone by Consorcio Industrial de las Americas, S.A. in Pacora, Panama province, the “PanaPark Free Zone,” which is expected to host approximately 250 businesses operating in manufacturing, logistics, services, technology and assembly. Construction of the PanaPark Free Zone began in January 2017 with the first stage of the project being inaugurated in November 2018. The second stage of construction, which includes a 12,000-square-meter building, commenced in August 2019 and is still in process.

Fiscal Reforms. On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a Social and Fiscal Responsibility Regime to promote sound fiscal policies and management. This law came into effect on January 1, 2009. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. On November 25, 2020, President Cortizo enacted Law No. 185, which allows an increase in the maximum ceiling of the Republic’s fiscal deficit for the next five years. Under the law, the Republic’s permitted fiscal deficit was increased to 9-10.5% of GDP in 2020, 7-7.5% in 2021, 4% in 2022, 3% in 2023, 2% in 2024 and 1.5% in 2025.

In addition to creating the Fondo de Ahorro de Panamá (Panama Saving Fund, “FAP”), Law No. 38 of June 5, 2012 amended the Social and Fiscal Responsibility Law to set a ceiling on the annual non-financial public sector adjusted deficit. The amendment also allows a temporary suspension of the fiscal deficit ceiling in cases of emergency or a deceleration in economic activity.

In 2016, the non-financial public sector deficit was U.S.$1,053 million, equivalent to 1.8% of GDP, compared to statutory a ceiling of 1.5% for 2016. The non-financial public sector deficit for 2017 was U.S.$1,160 million, equivalent to 1.9% of GDP. In 2018 and 2019, the non-financial public sector deficit was U.S.$1,858.5 million and U.S.$1,913.3 million, equivalent to 2.9% of GDP and 2.9% of GDP, respectively. The non-financial public sector deficit for 2020 was U.S.$5,350 million, equivalent to 10.1% of GDP, primarily as a result of the impact of COVID-19, the related economic shutdown and the measures taken to combat it.

The Fiscal and Social Responsibility Law provides that five senior economic officials of the Republic, including the Minister of Economy and Finance and the Comptroller General, would be responsible if the deficit ceiling were to be exceeded, but the law does not specify what such responsibility would entail, nor does the law specify any institutional consequences for non-compliance.

In September 2017, the Government enacted a tax reform that entered into force on January 1, 2019. The reform provides a reduction in property taxes and certain tax exemptions to qualifying homeowners.

Social Developments. Panama’s social spending generally focuses on spending in the social sectors of health, education and housing. In 2020 and 2019, social spending represented approximately 43.5% and 44.4% of the Government’s budget, respectively.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 and, on June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs and infrastructure projects. The laws provided that up to U.S.$200 million could be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements were to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian Economy—The Role of the Government in the Economy”. From 2006 through 2010, funds were available in the following amounts: U.S.$70.0 million for water supply; U.S.$30.0 million for irrigation and agricultural projects; and U.S.$97.0 million for road rehabilitation. During the same period, U.S.$69.8 million was disbursed to fund water supply projects; U.S.$27.3 million to fund irrigation and agricultural projects; and U.S.$94.5 million to fund road rehabilitation projects. From its inception through December 31, 2010, which was the final year that funds were disbursed from the Development Trust Fund, approximately U.S.$194.3 million was disbursed to support infrastructure projects.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. The initial capital of the FAP came from the Development Trust Fund, which has now ceased to exist. The FAP was capitalized and began operations on June 7, 2012. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year 50% of the contributions from the Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP. The FAP has two main objectives: (1) macroeconomic stability in cases of national emergencies and (2) long-term national savings. Once the size of the FAP reaches 5.0% of GDP, it may also repurchase and retire Panamanian sovereign debt. The FAP Secretary reports to the Ministry of Economy and Finance, which establishes investment guidelines for the FAP. In addition, Law No. 38 provides for the BNP to serve as the FAP’s Trustee and for an independent Board of Directors to safeguard FAP assets. In 2020, the FAP generated interest and dividends totaling U.S.$26.8 million compared to U.S.$30.5 million in 2019 and had net assets of U.S.$1,380.6 million, a decrease of 0.9% from U.S.$1,393.0 million in 2019 due to withdrawals totaling U.S.$105.0 million as a result of the state of national emergency.

In August 2009, Law No. 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. The program consists of issuing a monthly payment of U.S.$100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly living in poverty. Law No. 15 of 2010 decreased the eligible age to 65 years. In August 2013, Cabinet Resolution No. 147 authorized the Minister of Social Development to propose a modification of Law No. 86 of November 2010 to raise this monthly installment by U.S.$20 to U.S.$120, beginning in fiscal year 2014. Since January 2014, the Ministry of Social Development has been paying U.S.$120 monthly to the program’s beneficiaries.

In August 2009, Executive Decree No. 55 created the Fondo Solidario de Vivienda under the Ministry of Housing. This fund gives low-income families up to U.S.$5,000 per family to use on the purchase of a home not to exceed U.S.$30,000. This contribution was given to families that have an income of less than U.S.$800 a month. In 2011, Executive Decree No. 55 was modified to increase the maximum value of a property to U.S.$35,000. Through Executive Decree No. 393 of December 16, 2014, the contribution from the Fondo Solidario de Vivienda was increased to U.S.$10,000 per family to use on the purchase of a home not to exceed U.S.$50,000. This contribution is made available to families that have an income of less than U.S.$1,200 per month. On July 24, 2018, the maximum value of a property was increased to U.S.$60,000 and the contribution was made available to families that have an income of less than U.S.$1,500 per month.

On May 23, 2017, the Government enacted Law No. 25, which promotes the competitive development of the industrial and agro-industrial sectors of the economy by granting certain fiscal benefits and incentives.

Environmental Law. During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, including resolutions for protection of specific regions, for a management plan for a national park and for wildlife preservation. Through Law No. 8 of March 25, 2015, the Ministerio de Ambiente (“Ministry of Environment”) was created to direct matters related to the protection, conservation, preservation and restoration of the environment and the sustainable use of natural resources, to promote compliance with laws and with the National Environment Policy. This new Ministry replaced the former Autoridad Nacional del Ambiente (National Authority of Environment). On April 22, 2016, Panama signed the Paris Agreement on climate change. Upon signing, Panama became one of 175 initial signatories committed to the reduction of greenhouse gases and to environmental management.

Infrastructure. Since 2007, Panama has experienced a significant increase in infrastructure development spending. In July 2009, Executive Decree No. 150 created the Secretariat of the Metro for Panama, which is part of the Ministry of the Presidency and is responsible for the organization and execution of all necessary actions with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, known as “El Metro de Panamá”. The first line, Metro line 1, was constructed by a consortium, “Consorcio Linea Uno”, that consisted of Odebrecht, S.A. (a Brazilian company) and FCC (a Spanish company). Construction started in 2011 and concluded in 2014, and Metro line 1 was inaugurated on April 5, 2014. The cost of the first phase was approximately U.S.$1.88 billion, which the government financed through central government borrowings from multilateral and bilateral lending institutions. See “Public Sector Debt—External Debt.”

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the Government. Metro de Panama S.A. announced the public procurement process for Metro line 2 on September 15, 2014, and construction began in October 2015. In April 2019, former President Varela inaugurated Metro line 2. Metro line 2 is 21 kilometers long and has a capacity of 40,000 passengers per direction per hour. In February 2020, Panama’s cabinet approved the construction of the two-kilometer extension of Metro line 2 to Tocumen International Airport. The Metro line 2 extension is expected to be completed in 2022.

In April 2016, a loan agreement between Metro de Panama S.A. and the Japan International Cooperation Agency (“JICA”) was signed for a total amount up to U.S.$2.6 billion for the construction of Line 3 of the Metro de Panama. The agreement includes U.S.$35 million of non-reimbursable technical cooperation funds for the hiring of a Project Manager. On May 26, 2016, JICA contracted a consortium to serve as Project Manager, consisting of Nippon Koei Co. Ltd., Tonichi Engineering Consultant Inc. and Nippon Koei Latin America – Caribbean Co. Ltd. The services from the Project Manager are expected to have a duration of approximately 79 months from May 2016. On September 5, 2018, representatives of Metro de Panama signed a memorandum of understanding with Hitachi Ansaldo STS and Mitsubishi Corporation to provide a monorail system for Line 3, which is expected to be ready to operate in 2023. On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Line 3 of the Panama Metro. Plans for Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20 thousand passengers during peak hours. On August 13, 2021, Metro de Panama S.A. awarded the contract for the design of the tunnel through which Line 3 of the Metro de Panama will cross the Panama Canal to Consorcio Túnel de Las Américas, consisting of Técnica y Proyectos, S.A. and Louis Berger LAC S. de R.L., for an amount of U.S.$9.9 million.

In September 2012, Odebrecht, a Brazilian construction company, won a bid to build a second terminal for Tocumen International Airport that would be called Terminal No. 2. Construction of Terminal No. 2 started in March 2013. In April 2019, former President Varela inaugurated Terminal No. 2. The expansion provides Tocumen International Airport the capacity to handle more than 20 million passengers per year. The total cost of the airport expansion is estimated to be approximately U.S.$1.2 billion. On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% secured bonds due 2036. The proceeds are being used for the construction of the Terminal 2. On May 11, 2017, Tocumen International Airport issued U.S.$225 million of 6%

secured bonds due 2048. The proceeds were used for the construction of a third runway, as well as for the upkeep of existing facilities and other complementary projects. On August 6, 2021, Tocumen International Airport issued U.S.$555 million of 4.000% Senior Secured Notes due 2041 and U.S.$1,300 million of 5.125% Senior Secured Notes due 2061. The proceeds were used to increase liquidity and fund a liability management transaction to redeem of all of its 5.625% Senior Secured Notes due 2036 and 6.000% Senior Secured Notes due 2048.

Proyecto Mesoamérica (“Mesoamerica Project”). The Mesoamerica Project resulted from the expansion of an initiative that began in 2001, the Puebla-Panama Plan. In June 2001, Panama, Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, which was a development plan to be supported by up to U.S.$2 billion in loans from the IADB and other multilateral organizations. The plan would lead to joint management of natural resources and infrastructure projects, such as highways, roads, electricity, seaports, airports, gas pipelines and communications, as well as a plan for environmental protection. In 2008, the presidents of the countries in Central America, Colombia and Mexico agreed to restructure the Puebla-Panama Plan into the Mesoamerica Project, seeking to strengthen regional integration and to create new opportunities among the member countries. In 2009, the presidents of Belize, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama and the Dominican Republic adopted the institutional framework for the Mesoamerica Project.

One of the initiatives of the Mesoamerica Project is an interconnected regional electricity market. The project includes the construction of an Energy Transmission System for the Central American Countries (Sistema de Interconexión Eléctrica para los Países de América Central, “SIEPAC”) and energy transmission systems between Mexico and Guatemala (already in operation) and between Panama and Colombia. SIEPAC’s construction began in 2006 under the Puebla-Panama Plan and continued under the Mesoamerica Project. In October 2014, the SIEPAC was completed and fully operational.

In June 2013, the regulatory framework for the Central American Regional Electricity Market entered into effect. The total cost of the project, shared among the governments of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, was U.S.$505 million.

Construction of the first electricity generation plant in Central America based on liquefied natural gas commenced on Telfers Island, in the province of Colón, in May 2016. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and includes a regasification terminal with a storage capacity of 180,000 m3. The Plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty Finance Ministers and Central Bank Governors (“G-20”) announced an agreement targeting tax havens. The G-20 noted that the OECD had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but had not yet fully implemented them.

As of June 2020, Panama had signed Tax Information Exchange Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama also has treaties for the avoidance of double taxation and prevention of tax evasion with 17 countries, raising to 27 the number of countries with which Panama collaborates with respect to tax information exchange, double taxation and prevention of tax evasion.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On April 29, 2016, Panama presented to the United Nations Forum of the Economic and Social Council the actions it had taken to achieve removal from the FATF grey list and to improve financial transparency, including the signature of 30 bilateral double taxation and tax information exchange agreements since 2009.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement (“IGA”) with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (“FATCA”). This agreement, approved by Law No. 47 of 2016, was the first step for implementation of FATCA in Panama and initiated the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service. On August 7, 2017, the General Directorate of Revenues announced the launch of a new tool to allow financial institutions to comply with the information disclosure requirement under the IGA.

On January 24, 2017, Panama published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism.” The analysis identified the risks of money laundering associated with different sectors of the economy for the purpose of determining areas for further work and dedication of public resources.

In February 2017, the Assembly approved Panama’s accession to the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”) that Panama had signed in October 2016. By acceding to the MAC, the number of jurisdictions with which Panama may formally exchange information increased to 107.

On February 21, 2017, the Republic enacted Law No. 5 which incorporated the Convention on MAC into Panamanian law. The convention’s main priority is to prevent tax evasion and avoidance.

On May, 10, 2017, the Republic enacted Law No. 21 which increases supervision over trust funds and conforms such trust funds to international AML/CFT standards.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the Mutual Evaluation Report (the “MER”) and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On December 3, 2019, the plenary session of the National Assembly approved bill No. 56, which creates the Superintendency of Non-Financial Subjects. The Superintendency will be composed of a director, a deputy director and a Board of Directors made up of representatives from the government and the private sector, with the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction. The law entered into force on January 7, 2020.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions on tax matters for allegedly having shortcomings with respect to the exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as Partially Compliant on tax transparency issues. On March 20, 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the OECD, Pascal Saint-Amans acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Mr. Saint-Amans further recognized that Panama is actively working to provide additional accounting information for certain entities. He stated that Panama’s inclusion on the blacklist of tax havens is temporary and is expected to be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of the Global Forum, stated that Panama was improving relations with its peers and international transparency. On February 22, 2021, the Council of the European Union updated the EU list of non-cooperative jurisdictions on tax matters, keeping Panama on the list because it had not yet achieved a rating of “largely compliant” by the Global Forum.

Economic Performance—2016 Through 2020

Economic Performance in 2016. In 2016, Panama’ real GDP growth was 5.0%, compared to 5.7% in 2015. Inflation, as measured by the average CPI with base year 2013, was 0.7% in 2016. The unemployment rate increased to 5.5% in 2016 from 5.1% in 2015.

The transportation, storage and communications sector grew by 1.8% in 2016 compared to 2015, reflecting a contribution of 12.6% of GDP. The construction sector grew 8.0% in 2016 compared to 2015, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 15.8% in 2015 to 16.3% in 2016. The financial intermediation sector grew by 7.3% in 2016 compared to 2015 and represented a contribution of 7.4% of GDP in 2016, an increase from 7.2% in 2015. Growth in the financial intermediation sector was attributable mainly to banking activity. Mining activities increased by 8.1% in 2016 compared to 2015, reflecting a contribution of 1.7% of GDP, due to an increase in demand for raw materials for the construction industry.

The Central Government’s current savings in 2016 registered a surplus of U.S.$1.50 billion (2.6% of nominal GDP) compared to a surplus of U.S.$1.21 billion in 2015 (2.2% of nominal GDP). The Government’s overall deficit increased to U.S.$2.2 billion in 2016 (3.8% of nominal GDP) from U.S.$2.0 billion in 2015 (3.7% of nominal GDP). In 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$1.0 billion (1.8% of nominal GDP), a decrease from a deficit of U.S.$1.2 billion (2.2% of nominal GDP) in 2015.

Economic Performance in 2017. In 2017, Panama’s preliminary GDP growth was 5.6%, compared to 5.0% in 2016. Inflation, as measured by the average CPI with base year 2013, was 0.9% in 2017, compared to 0.7% in 2016. The unemployment rate increased from 5.5% in 2016 to 6.1% in 2017.

The transportation, storage and communications sector grew by 11.4% in 2017 compared to 2016, representing 13.3% of GDP in 2017. Growth was primarily due to increased operations in the Panama Canal. Mining activities increased by 8.1% in 2017 compared to 2016, representing 1.8% of GDP in 2017. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 8.3% in 2017 compared to 2016, representing 16.7% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. The financial intermediation sector grew by 4.5% in 2017 compared to 2016, representing 7.3% of GDP. Growth in financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 2.6% in 2017 compared to 2016, representing 5.3% of GDP in 2017. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products, rice, grains and alcoholic beverages. The agricultural sector grew by 1.2% in 2017 compared to 2016, representing 2.0% of GDP in 2017. Growth in the agricultural sector was primarily due to an increase in the production of rice and corn. The fisheries sector increased by 0.6% in 2017 compared to 2016, representing 0.4% of GDP in 2017, mainly due to an increase in the exports of shrimp. The commerce, hotels and restaurants sector grew by 3.4% in 2017 compared to 2016, representing 20.4% of GDP in 2017. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels and associated products.

The Central Government’s current savings in 2017 registered a surplus of U.S.$1.8 billion (3.0% of nominal GDP) compared to a surplus of U.S.$1.5 billion in 2016 (2.6% of nominal GDP). The Government’s overall deficit decreased to U.S.$1.9 billion in 2017 (3.1% of nominal GDP) from U.S.$2.2 billion in 2016 (3.8% of nominal GDP). In 2017, Panama’s non-financial public sector balance registered a deficit of U.S.$1.2 billion (1.9% of nominal GDP), an increase from an adjusted deficit of U.S.$1.0 billion (1.8% of nominal GDP) in 2016.

Economic Performance in 2018. In 2018, Panama’s preliminary GDP growth was 3.6%, compared to 5.6% in 2017. Inflation, as measured by the average CPI with base year 2013, was 0.8% in 2018, compared to 0.9% in 2017. The unemployment rate decreased from 6.1% in 2017 to 6.0% in 2018.

The transportation, storage and communications sector grew by 5.6% in 2018 compared to 2017, representing 13.6% of GDP in 2018. Growth was primarily due to increased operations in the Panama Canal as well as in ports and the telecommunications sector. Mining activities increased by 2.8% in 2018 compared to 2017, representing 1.8% of GDP in 2018. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 3.3% in 2018 compared to 2017, representing 16.7% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. Decreased growth in the construction sector was due to a major construction strike that took place during the second quarter of 2018. The financial intermediation sector grew by 3.5% in 2018 compared to 2017, representing 7.3% of GDP. Growth in the financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 1.0% in 2018 compared to 2017, representing 5.2% of GDP in 2018. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural sector grew by 3.6% in 2018 compared to 2017, representing 2.0% of GDP in 2018. Growth in the agricultural sector was primarily due to an increase in the production of rice and sugar cane. The fisheries sector decreased by 2.2% in 2018 compared to 2017, representing 0.4% of GDP in 2018. The decrease in the fisheries sector was primarily due to a decrease in the export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 2.9% in 2018 compared to 2017, representing 20.3% of GDP in 2018. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels, food, tobacco and beverages.

The Central Government’s current savings in 2018 registered a surplus of U.S.$1,725.1 million (2.7% of nominal GDP) compared to a surplus of U.S.$1,839.9 million in 2017 (3.0% of nominal GDP). The Government’s overall deficit increased to U.S.$2,071.3 million in 2018 (3.2% of nominal GDP) from U.S.$1,942.2 million in 2017 (3.1% of nominal GDP). In 2018, Panama’s non-financial public sector balance registered a deficit of U.S.$1,858.5 million (2.9% of nominal GDP), an increase from a deficit of U.S.$1,160.2 million (1.9% of nominal GDP) in 2017.

Economic Performance in 2019. In 2019, Panama’s estimated GDP growth was 3.0%, compared to 3.6% in 2018. Inflation, as measured by the average CPI with base year 2013, was (0.4)% in 2019, compared to 0.8% in 2018. The unemployment rate increased from 6.0% in 2018 to 7.1% in 2019.

The transportation, storage and communications sector grew by 6.3% in 2019 compared to 2018, representing 14.0% of GDP in 2019. Growth was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 41.3% in 2019 compared to 2018, representing 2.4% of GDP in 2019. Growth in mining activities was primarily due to an increase in the mining of copper and the production of copper concentrates.

The construction sector grew by 0.1% in 2019 compared to 2018, representing 16.2% of GDP. Growth in the construction sector was primarily due to the completion of public and private infrastructure projects. The financial intermediation sector grew by 2.8% in 2019 compared to 2019, representing 7.3% of GDP. Growth in the financial intermediation sector was attributable mainly to increased banking activity.

The manufacturing sector contracted by 1.1% in 2019 compared to 2018, representing 5.0% of GDP in 2019. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and fish products. The agricultural sector grew by 9.9% in 2019 compared to 2018, representing 2.1% of GDP in 2019. Growth in the agricultural sector was primarily due to an increase in the production of rice, bananas and melons. The fisheries sector contracted by 21.0% in 2019 compared to 2018, representing 0.3% of GDP in 2019. The contraction in the fisheries sector was primarily due to a decrease in the catch and export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 1.8% in 2019 compared to 2018, representing 20.0% of GDP in 2019. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, tobacco and beverages.

The Central Government’s current savings in 2019 registered a surplus of U.S.$920.4 million (1.4% of nominal GDP) compared to a surplus of U.S.$1,725.1 million in 2018 (2.7% of nominal GDP). The Government’s overall deficit increased to U.S.$2,761.6 million in 2019 (4.1% of nominal GDP) from U.S.$2,071.3 million in 2018 (3.2% of nominal GDP). In 2019, Panama’s non-financial public sector balance registered a deficit of U.S.$1,913.3 million (2.9% of nominal GDP), an increase from a deficit of U.S.$1,858.5 million (2.9% of nominal GDP) in 2018.

Economic Performance in 2020. In 2020, estimated GDP contraction was 17.9%, compared to 3.0% growth in 2019, mainly due to the COVID-19 pandemic and the related economic shutdown. Inflation, as measured by the average CPI with base year 2013, was (1.6)% in 2020, compared to (0.4)% in 2019. The unemployment rate increased from 7.1% in 2019 to 18.5% in 2020.

The transportation, storage and communications sector contracted by 6.2% in 2020 compared to 2019, representing 16.0% of GDP in 2020. The contraction in the transportation, storage and communications sector was primarily due to a decrease in international air operations and mobility restrictions affecting regular transportation of passengers and land cargo. Mining activities increased by 34.1% in 2020 compared to 2019, representing 4.0% of GDP in 2020. Growth in mining activities was primarily due to increased exports of copper concentrate.

The construction sector contracted by 51.9% in 2020 compared to 2019, representing 9.5% of GDP. The contraction in the construction sector was primarily due to a decline in construction of residential and non-residential buildings and the completion of investments in large private projects. The financial intermediation sector contracted by 1.5% in 2020 compared to 2019, representing 8.7% of GDP. The contraction in the financial intermediation sector was attributable mainly to lower performance of the banking sector.

The manufacturing sector contracted by 22.0% in 2020 compared to 2019, representing 4.7% of GDP in 2020. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and poultry products and in cane sugar. The agricultural sector grew by 3.0% in 2020 compared to 2019, representing 2.6% of GDP in 2020. Growth in the agricultural sector was primarily due to an increase in the production of rice, corn and bananas. The fisheries sector grew by 12.2% in 2020 compared to 2019, representing 0.4% of GDP in 2020. The growth in the fisheries sector was primarily due to an increase in the export of frozen and fresh fish. The commerce, hotels and restaurants sector contracted by 23.3% in 2020 compared to 2019, representing 18.7% of GDP in 2020. The contraction in the commerce, hotels and restaurants sector was primarily due to the COVID-19 pandemic and the related economic shutdown.

The Central Government’s current savings in 2020 registered a deficit of U.S.$1,379.9 million (2.6% of nominal GDP) compared to a surplus of U.S.$920.4 million in 2019 (1.4% of nominal GDP). The Government’s overall deficit increased to U.S.$4,886.3 million in 2020 (9.2% of nominal GDP) from U.S.$2,761.6 million in 2019 (4.1% of nominal GDP). In 2020, Panama’s non-financial public sector balance registered a deficit of U.S.$5,350.4 million (10.1% of nominal GDP), an increase from a deficit of U.S.$1,913.3 million (2.9% of nominal GDP) in 2019.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure and sports facilities. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of June 2021, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2021 to 2024 was approximately U.S.$715.1 million, up from U.S.$646.8 million as of June 2020.

The following table sets forth Panama’s principal price indicators for each of the years 2016 through 2020:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2016	2017	2018	2019	2020
Annual Percentage Change:
Consumer Price Index	0.7%	0.9%	0.8%	(0.4)%	(1.6)%
Wholesale Price Index:	(0.8)	—	—	—	—
Imports	(2.4)	—	—	—	—
Industrial products	(0.1)	—	—	—	—
Agricultural products	2.8	—	—	—	—

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2016 to 2020:

TABLE NO. 3

Gross Domestic Product

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$38,178.2	$40,312.8	$41,763.3	$43,032.8	$35,308.7
% Change over Previous Year	5.0%	5.6%	3.6%	3.0%	(17.9)%
Gross Domestic Product in nominal prices (millions of dollars)	$57,907.7	$62,202.7	$64,928.3	$66,787.9	$52,938.1
% Change over Previous Year	7.1%	7.4%	4.4%	2.9%	(20.7)%

Note: Totals may differ due to rounding.

(R) Revised figures.
(P) Preliminary figures.
(E) Estimated figures.
(1) Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	$780.6	$789.8	$818.0	$899.3	$926.1
Fisheries	161.0	162.1	158.6	125.3	140.6
Mining	664.9	718.6	739.0	1,043.9	1,400.2
Total	$1,606.4	$1,670.5	$1,715.6	$2,068.5	$2,466.9

Industrial Activities:
Manufacturing	$2,084.5	$2,139.1	$2,160.6	$2,137.6	$1,667.4
Construction	6,226.5	6,743.8	6,963.8	6,971.8	3,356.9
Total	$8,311.0	$8,882.9	$9,124.3	$9,109.4	$5,024.3
Services:
Public utilities	$1,549.0	$1,662.6	$1,697.7	$1,775.9	$1,672.1
Commerce, restaurants and hotels	7,950.2	8,223.9	8,459.5	8,613.0	6,602.5
Transportation, storage and communications	4,820.4	5,368.2	5,671.1	6,029.6	5,652.9
Financial intermediation	2,811.4	2,937.6	3,040.8	3,126.0	3,078.2
Real estate	5,210.9	5,345.3	5,489.4	5,596.4	4,727.5
Public administration	1,245.0	1,393.6	1,505.2	1,608.2	1,863.1
Other services	3,042.1	3,155.1	3,405.1	3,537.3	3,237.5
Total	$26,629.1	$28,086.3	$29,268.9	$30,286.3	$26,833.7
Plus Import Taxes(2)	1,692.3	1,763.9	1,778.6	1,761.6	1,174.1
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$38,178.2	$40,312.8	$41,763.3	$43,032.8	$35,308.7

Note: Totals may differ due to rounding.

(R)  Revised figures.

(P)  Preliminary figures.

(E)  Estimated figures.

(1)   Figures are based on 2007 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.

(2)   Including value-added tax.

(3)   The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	3.6%	1.2%	3.6%	9.9%	3.0%
Fisheries	(11.1)%	0.6%	(2.2)%	(21.0)%	12.2%
Mining	8.1%	8.1%	2.8%	41.3%	34.1%
Total	3.6%	4.0%	2.7%	20.6%	19.3%
Industrial Activities:
Manufacturing	1.1%	2.6%	1.0%	(1.1)%	(22.0)%
Construction	8.0%	8.3%	3.2%	0.1%	(51.9)%
Total	6.2%	6.9%	2.7%	(0.2)%	(44.8)%
Services:(2)
Public utilities	10.2%	7.3%	2.1%	4.6%	(5.8)%
Commerce, restaurants and hotels	3.8%	3.4%	2.9%	1.8%	(23.3)%
Transportation, storage and communications	1.8%	11.4%	5.6%	6.3%	(6.2)%
Financial intermediation	7.3%	4.5%	3.5%	2.8%	(1.5)%
Real estate	3.5%	2.6%	2.7%	2.0%	(15.5)%
Public administration	13.9%	11.9%	8.0%	6.8%	15.9%
Other services	5.2%	3.7%	7.9%	3.9%	(8.5)%
Total	4.7%	5.5%	4.2%	3.5%	(11.4)%
Plus Import Taxes(3)	6.0%	4.2%	0.8%	(1.0)%	(33.4)%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	5.0%	5.6%	3.6%	3.7%	(17.9)%

Note: Totals may differ due to rounding.

(R) Revised figures.
(P) Preliminary figures.
(E) Estimated figures.
(1) Figures are based on 2007 constant dollars.
(2) Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3) Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	2.0%	2.0%	2.0%	2.1%	2.6%
Fisheries	0.4%	0.4%	0.4%	0.3%	0.4%
Mining	1.7%	1.8%	1.8%	2.4%	4.0%
Total	4.1%	4.2%	4.2%	4.8%	7.0%
Industrial Activities:
Manufacturing	5.5%	5.3%	5.2%	5.0%	4.7%
Construction	16.3%	16.7%	16.7%	16.2%	9.5%
Total	21.8%	22.0%	21.9%	21.2%	14.2%
Services (2)
Public utilities	4.1%	4.1%	4.1%	4.1%	4.7%
Commerce, restaurants and hotels	20.8%	20.4%	20.3%	20.0%	18.7%
Transportation, storage and communications	12.6%	13.3%	13.6%	14.0%	16.0%
Financial intermediation	7.4%	7.3%	7.3%	7.3%	8.7%
Real estate	13.7%	13.3%	13.1%	13.0%	13.4%
Public administration	3.3%	3.5%	3.6%	3.7%	5.3%
Other services	8.0%	7.8%	8.2%	8.2%	9.2%
Total	69.9%	69.7%	70.2%	70.3%	76.0%
Plus Import Taxes(3)	4.4%	4.4%	4.3%	4.1%	3.3%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 71.2% of GDP in chained volume measure from 2016 to 2020. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 18.7%, 13.4% and 16.0%, respectively, of real GDP in 2020), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 18.7% of real GDP in 2020, 20.0% of real GDP in 2019, 20.2% of real GDP in 2018, 20.4% of real GDP in 2017 and 20.8% of GDP in 2016. In 2020, commerce activities decreased by 23.3% compared to 2019, mainly due to a decrease in wholesale and retail activities affected by the COVID-19 pandemic and related economic shutdown. In 2020, the restaurants and hotels sector decreased by 55.8% compared to 2019, mainly due to the COVID-19 pandemic and related travel restrictions.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 16.0% of real GDP in chained volume measure in 2020, 14.2% of real GDP in 2019, 13.7% in 2018, 13.3% of real GDP in 2017, and 12.6% of GDP in 2016.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 13.4% of GDP in chained volume measure in 2020, 12.9% of GDP in 2019, 13.1% of GDP in 2018, 13.3% of GDP in 2017, and 13.6% of GDP in 2016.

Financial Services. The financial services sector represented an estimated 8.7% of GDP in chained volume measure in 2020, 7.3% of GDP in 2019, 7.3% of GDP in 2018, 7.3% of GDP in 2017, and 7.4% of GDP in 2016. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 2020, consisted of two (2) state-owned banks (BNP and Caja de Ahorros) and 66 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2020, banking sector assets and deposits totaled approximately U.S.$130.4 billion and U.S.$95.2 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2020, approximately 2,157 companies used the CFZ service facilities for a variety of trading activities. Total imports to the CFZ were U.S.$6.7 billion in 2020, a decrease of 23.0% compared to 2019. Total re-exports in 2020 were U.S.$7.8 billion, a decrease of 21.0% compared to 2019. CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$1.1 billion in 2020, compared to U.S.$1.2 billion in 2019. See “The Colón Free Zone”.

Panama Canal. In the PCA’s 2020 fiscal year, canal transits decreased to 13,369 transits from 13,785 transits in 2019, while cargo tonnage increased to 255.8 million long tons from 253.0 million long tons in 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0 million, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019, representing 5.0% of Panama’s estimated GDP for 2020 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 14.2% of GDP in chained volume measure in 2020, 21.1% of GDP in 2019, 21.8% of GDP in 2018, 22.0% of GDP in 2017, and 21.8% of GDP in 2016.

Manufacturing represented an estimated 4.7% of GDP in chained volume measure in 2020, 5.0% of GDP in 2019, 5.2% of GDP in 2018, 5.3% of GDP in 2017, and 5.5% of GDP in 2016. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 8.0% in 2016 and represented 16.3% of GDP. This was due to the continuing execution of public and private infrastructure projects. Construction activity increased by 8.3% in 2017 and represented 16.7% of GDP. This was due to the continuing execution of both public and private infrastructure projects. Construction activity increased by 3.2% in 2018 and represented an estimated 16.6% of GDP. This slowdown in the growth rate was primarily due to a construction worker’s strike that took place during the first half of 2018. Construction activity increased by 0.1% in 2019 and represented an estimated 16.2% of GDP. The slight growth of the sector is the result of the completion of public and private infrastructure projects as well as lower construction of residential and non-residential buildings. Construction activity decreased by 51.9% in 2020 and represented an estimated 9.5% of GDP. The decrease was mainly due to suspension of construction projects during the COVID-19 pandemic.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 7.0% of real GDP in 2020, 4.8% of real GDP in 2019, 4.1% of GDP in 2018, 4.1% of GDP in 2017, and 4.2% of GDP in 2016. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.1% in 2020. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2020, the value of agricultural production (which includes fisheries production) is estimated to have increased by 4.1%, after having increased by 2.6% in 2019. In 2020, the value of the mining sector is estimated to have increased by 34.1%, after having increased by 45.4% in 2019, due mainly to the Cobre Panama project, which produced 205,548 tons of copper concentrate and generated gross sales of US$1,455 million in 2020.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$9.9 billion in 2020. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2020:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2020 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$16,872.9	962.2	361.1	125.3	62.2
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	$1,846.9	1,541.0	136.1	(94.6)	0.0
Empresa Nacional de Autopistas (“ENA”) (highway)	$1,008.4	247.7	97.9	(27.4)	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electric transmission)	$1,034.3	354.9	146.4	10.0	0.0
Metro de Panama, S.A. (railway)	$4,576.0	3,799.1	24.7	(145.1)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,146.1	528.0	173.6	14.3	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2020.

Sources: BNP, IDAAN, ENA, ETESA, Metro de Panama and AITSA.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures. The Development Trust Fund has ceased to exist and the assets of the Development Trust Fund were transferred to the FAP. See “The Panamanian Economy —Reforms and Development Programs —Social Development.”

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. As of June 2021, interim financial reports by BNP, trustee of the fund, show total assets of the fund totaling U.S.$1.5 billion. Audited financial statements show total assets of the fund as U.S.$1.5 billion and U.S.$1.5 billion as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2018, audited financial statements showed total assets of the fund totaling U.S.$1.4 billion, compared to total assets of U.S.$1.4 billion as of December 31, 2017. The FAP Technical Secretariat has invested part of the principal of the FAP with international asset managers. As of December 31, 2020, the international asset managers had U.S.$1.4 billion under management. See “The Panamanian Economy —Reforms and Development Programs —Social Development” for more information regarding the FAP.

Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. Since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Autoridad Nacional de los Servicios Públicos (“ASEP”).

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each entity owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law provided that up to 10% of the stock of each company would be made available for the benefit of employees. In 1998 and 1999, 51% of the stock of three IRHE distribution companies, 49% of the stock of the hydroelectric generating companies and 51% of the stock of the thermoelectric generating company were sold. Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2020, the Government received U.S.$100.3 million of dividends from its shares in electricity companies. In 2020, AES Panama, S.A. paid U.S.$44.1 million in dividends, Enel Fortuna paid U.S.$31.3 million in dividends, ESEPSA paid U.S.$1.3 million in dividends, EDEMET paid U.S.$15.7 million in dividends, and EDECHI paid U.S.$7.8 million in dividends. ETESA, Bahia Las Minas Corp and Elektra Noreste, S.A. did not pay dividends in 2020.

ETESA is authorized by the ASEP to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2020, the total length of the 230 kV lines was 2,711.9 km in double circuit lines and 94.6 km in simple circuit lines, while the total length of the 115 kV lines was 267.0 km in double circuit lines and 39.9 km in simple circuit lines. On May 2, 2019, ETESA issued U.S.$500,000,000 aggregate principal amount of its 5.125% Global Bonds due 2049 used to repay short-term debt of the same amount.

Panama currently has high electricity rates (an average of 18.81 cents per kilowatt hour as of December 31, 2020), and demand for electricity in 2020 decreased at an estimated average rate of 10.9% from 2019. As of December 31, 2020, Panama had an installed generating base of 4,127.7 megawatts (“MW”), of which 1,810.32 MW (43.9%) were hydroelectric, 1,852.8 MW (44.9%) were thermoelectric, 270.0 MW (6.5%) were wind power and 194.6 MW (4.7%) were photovoltaic power. In 2016, total energy generation in the wholesale market increased 10.9% to 10,564.67 GWh, of which 61% was hydroelectric, 33% thermoelectric and 6% from renewable sources. In 2017, total energy generation in the wholesale market increased 4.4% and Panama registered gross generation of 11,028.40 GWh, of which 65% was hydroelectric, 29% thermoelectric and 6% from renewable sources. In 2018, total energy generation in the wholesale market decreased 22.4% and Panama registered gross generation of 8,555.92 GWh, of which 67% was hydroelectric, 24% thermoelectric and 9% from renewable sources. In 2019, total energy generation in the wholesale market increased 26.3% and Panama registered gross generation of 10,807.36 GWh, of which 46.3% was hydroelectric, 44.7% thermoelectric and 9.0% from renewable sources. In 2020, total energy generation in the wholesale market increased 0.7% and Panama registered gross generation of 10,887.5 GWh, of which 66.4% was hydroelectric, 25.3% thermoelectric and 8.3% from renewable sources.

In May 2016, construction of the first electricity generation plant in Central America based on liquefied natural gas commenced on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and includes a regasification terminal with a storage capacity of 180,000 m3. The plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service. In 1997, the then Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding U.S.$652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless Communications plc, is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. INTEL was historically profitable and regularly paid dividends in the pre-1996 period, but dividends decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. On May 16, 2016, Liberty Global plc completed its acquisition of Cable & Wireless Communications plc. Cable & Wireless Communications plc was delisted from the London Stock Exchange on that date and subsequently re-registered as a private limited company. On May 20, 2016, Cable & Wireless Communications plc converted into Cable & Wireless Communications Limited. To conform with the accounting procedures of Liberty Global plc, C&W Panama changed its fiscal year end from March 31 to December 31, effective for the fiscal year 2016.

For the company’s fiscal year ended March 31, 2016, C&W Panama paid approximately U.S.$39.6 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2016, C&W Panama paid U.S.$39.6 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2017, C&W Panama paid U.S.$26.5 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2018, C&W Panama paid U.S.$19.4 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2019, C&W Panama paid U.S.$30.3 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2020, C&W Panama paid U.S.$14.3 million in dividends to the Central Government.

In its fiscal year ended March 31, 2016, C&W Panama experienced a 2.0% increase in revenue compared to its fiscal year ended March 31, 2015, driven by growth in mobile data revenue. In its fiscal year ended December 31, 2016, C&W Panama experienced a 1.0% increase in revenue in the period of April to December, driven by growth in mobile data revenue and the launch of its Master service. In its fiscal year ended December 31, 2017, C&W Panama experienced a 34% increase in revenue compared to the same period in 2016, driven by growth in mobile revenues and product subscription from ongoing services. In its fiscal year ended December 31, 2018, C&W Panama experienced a 0.5% increase in revenue compared to the period from April to December 2017, driven by growth in mobile revenues and product subscription from ongoing services. In its fiscal year ended December 31, 2019, C&W Panama experienced a 2.4% increase in revenue compared to the same period in 2018, driven by higher broadband internet and video RGUs. In its fiscal year ended December 31, 2020, C&W Panama experienced a 14.2% decrease in revenue compared to the same period in 2019, mainly due to the COVID-19 pandemic and related economic shutdown.

As of December 31, 2020, the telecommunications market comprised approximately 231 operating companies and 737 companies authorized to operate telecommunication concessions. As of December 31, 2020 there were approximately 616,698 telephone lines in the country with an estimated line penetration rate of 14.4 lines per 100 inhabitants. As of December 31, 2020, there were approximately 5.7 million active cellular telephone lines.

Water. The national water and sewage utility is IDAAN, which serves approximately 99% of the population for which it is responsible (which constitutes 82.0% of the total population) through its 54 water purification plants, 2 filtration galleries, 180 pumping stations, and 575 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 40.0%. Unlike INTEL and IRHE, which had generally paid dividends to the Central Government on an annual basis prior to privatization and required no Central Government funding, IDAAN has required periodic transfer payments from the Central Government to meet its operating and capital expenses.

In August 2017, the Cabinet approved the creation of the Empresa Pública de Saneamiento de Panamá, S.A. (“EPSA”), with the objective of providing the population with a better sewage and sanitation service. The new public enterprise will be organized based on the programs and experiences of the Panama Sanitation Program and the Panama City and Panama Bay Sanitation program. On February 27, 2019, the Infrastructure Commission of the National Assembly approved Bill No. 519 which authorizes EPSA’s creation, although the National Assembly has not yet approved the bill in plenary session. Executive Decree No. 592 of 2020 moved the coordination of the sanitation program to the Ministry of Health, effective January 1, 2021.

Air Transportation. Law No. 23 of January 29, 2003 prescribes the regulatory framework for the administration of Panama’s airports and airdromes and establishes that the companies covered by it will be autonomous, but 100% of shares shall be owned by the state and non-transferable.

AITSA, which was inaugurated in 1947, was under the administration of the Civil Aviation Authority until 2003. After the implementation of Law No. 23 of 2003, the new administrative structure led to the creation of AITSA, an autonomous company whose shares are 100% owned by the state. AITSA plays a fundamental role within the national airport system and the logistics network of the country. In 2016, AITSA handled a total of 14.7 million passengers and had 40 airlines in operation. In 2017, AITSA handled a total of 15.6 million passengers and had 40 airlines in operation. In 2018, AITSA handled a total of 16.2 million passengers and had 39 airlines in operation. In 2018, AITSA paid approximately U.S.$30.0 million in dividends to the Central Government. In 2019, AITSA handled a total of 16.6 million passengers and had 67 airlines in operation. In 2019, AITSA paid approximately U.S.$20.0 million in dividends to the Central Government. In 2020, AITSA handled a total of 4.5 million passengers and had 61 airlines in operation. In 2020, AITSA did not declare dividends to the Central Government due to a drop in revenues as a result of closure of the airport to international flights because of the COVID-19 pandemic.

Road Transportation. The national highway company is ENA, which was created by Law No. 76 of November 15, 2010, as a private company whose shares are 100% owned by the state. ENA’s main activity is the acquisition of shares from companies to which the state has granted concessions for the construction, conservation, maintenance and management of roads and highways. Through ENA’s subsidiaries ENA Sur, S.A., ENA Norte, S.A., and ENA Este, S.A., the company operates the Corredor Norte, Corredor Sur and Corredor Este toll roads.

On November 19, 2020, ENA Master Trust issued U.S.$400,000,000 aggregate principal amount of its 4.000% Senior Secured Notes due 2048, which proceeds were used (i) to redeem in full ENA Sur Trust’s 5.750% Series 2011 Class A Notes Due 2025, ENA Sur Trust’s 5.250% 2011 Class B Series Notes Due 2025 and ENA Este Trust’s 6.000% Notes Due 2024; (ii) to fund certain accounts of ENA Master Trust; (iii) to invest in capital projects of ENA Sur and ENA Este; (iv) to pay certain expenses; and (v) for other general corporate purposes.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2016, MIT handled approximately 1.83 million TEUs of cargo and containers, compared to approximately 2.00 million TEUs in 2015. In 2017, MIT handled approximately 1.88 million TEUs of cargo and containers, compared to approximately 1.83 million TEUs in 2016. In 2018, MIT handled approximately 2.23 million TEUs of cargo and containers, compared to approximately 1.88 million TEUs in 2017. In 2019, MIT handled approximately 2.54 million TEUs of cargo and containers, compared to approximately 2.23 million TEUs in 2018. In 2020, MIT handled approximately 2.66 million TEUs of cargo and containers, compared to approximately 2.54 million TEUs in 2019.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was U.S.$80 million and Evergreen began operations in the fourth quarter of 1997. In 2016, the container port in Colón moved approximately 632,845 TEUs of cargo and containers. In 2017, the container port in Colón moved approximately 701,516 TEUs of cargo and containers. In 2018, the container port in Colón moved approximately 816,373 TEUs of cargo and containers. In 2019, the container port in Colón moved approximately 784,252 TEUs of cargo and containers. In 2020, the container port in Colón moved approximately 714,441 TEUs of cargo and containers.

The Panama Ports Company (“PPC”), a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Central Government under a renewable 25-year concession, granted in 1996, were set at approximately U.S.$22.2 million plus 10.0% of revenues. In addition, an initial upfront grant to the Central Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the U.S.$22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, PPC paid the Central Government U.S.$102 million in back fees and initiated an expansion of the Port of Cristobal, which is part of its U.S.$1.0 billion ports expansion program. PPC has already invested approximately U.S.$500 million in the expansion of maritime operations of both ports. As of December 31, 2016, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2017, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2018, the wharf of the container terminal at Port

Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2019, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2020, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s).

Banking. The public banking sector consists of two institutions: BNP and Caja de Ahorros (a savings bank). By law, the Government is responsible for the liabilities of these institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, they had approximately 15.5% of deposits and 14.0% of assets in the national banking system as of December 31, 2020. In June 2020, Caja de Ahorros executed (i) a $250 million credit facility with Kairos Global Solutions S.A., which was guaranteed by the Multilateral Investment Guarantee Agency (“MIGA”) with non-honoring of sovereign financial obligations coverage, with proceeds used to support social housing, and (ii) a $150 million credit facility with BBVA, which was guaranteed by MIGA with non-honoring of sovereign financial obligations coverage, with proceeds used to provide working capital loans to small and medium sized enterprises in the country during the COVID-19 pandemic.

On July 23, 2020, Banco Nacional de Panamá executed two credit agreements with MIGA guaranties for a total amount of U.S.$510,000,000. On August 4, 2020, Banco Nacional de Panamá issued bonds in the international capital market for U.S.$1,000,000,000 with a 10-year term and a 2.5% coupon. The financing diversified the bank’s source of funds and improved its debt amortization profile. As of December 31, 2020, the Government had not announced any plans to privatize these financial institutions. The Panamanian public sector includes two other significant financial institutions that are not part of the banking sector: Banco de Desarrollo Agropecuario and Banco Hipotecario Nacional. See “Financial System—The Banking System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-tax revenue. In 2009, ASEP carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008 in Cabinet Resolutions No. 66 and No. 67, the ASEP awarded Claro Panamá S.A. (“Claro”) and Digicel Panamá S.A (“Digicel”) contracts to provide personal communications services in the Republic. Claro’s contract was awarded for U.S.$73.1 million and Digicel’s for U.S.$86.0 million. On August 19, 2010, ASEP received presentations from companies seeking to manage a new project, known at Portabilidad Numérica, which allows cell phone users to change service providers while keeping their cell phone numbers.

In August 2013, Law No. 48 was approved, which modified Law No. 38 of 2012, which created the FAP. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters when such damage represents at least 0.5% of nominal GDP or more. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year, 50% of the contributions from the Panama Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal is approximately 50 miles from the Atlantic to Pacific. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Panama Canal plays a significant role in the Panamanian economy. In the PCA’s 2020 fiscal year ending on September 30, 2020, Canal transits decreased to 13,369 from 13,785 in fiscal year 2019, while cargo tonnage in fiscal year 2020 increased to 255.8 million long tons from 253.0 million long tons in fiscal year 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019. In the PCA’s 2019 fiscal year ending on September 30, 2019, Canal transits decreased to 13,785 from 13,795 in fiscal year 2018, while cargo tonnage in fiscal year 2019 decreased to 252.4 million long tons from 255.0 million long tons in fiscal year 2018. According to the PCA, toll revenues for fiscal year 2019 reached U.S.$2,592.0, an increase of 4.3% compared to U.S.$2,485.0 million in fiscal year 2018.

On average, from the Canal’s fiscal year 2016 to the fiscal year 2020, transits through the Canal decreased by 0.7% and cargo tonnage increased by 2.6%. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2016 and 2020. On average, from fiscal year 2016 to fiscal year 2020, toll revenues have increased by 6.2% per annum, primarily due to an increase in toll rates. During fiscal year 2020, the PCA had a surplus of approximately U.S.$1,281.4 million, a decrease of 14.3% compared to U.S.$1,495.8 million in 2019.

As of September 30, 2020, the Canal’s total work force (which includes temporary and permanent employees) was 9,510. Of the 2020 total work force, 8,345 were men (88%) and 1,165 were women (12%).

The following table sets forth the Canal’s statistical and financial information for fiscal years 2016 through 2020 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.0
2018	13,795	$2,485.7	$255.1
2019	13,785	$2,592.5	$253.0
2020	13,369	$2,663.2	$255.8

Source: Panama Canal Authority.

The Panama Canal Treaty of 1977

In September 1977, the governments of Panama and the United States signed two treaties with regard to the Canal, both effective as of October 1, 1979. The first treaty, known as the Panama Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone. The Panama Canal Treaty of 1977 also granted the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama assumed full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty Concerning the Permanent Neutrality and Operation of the Panama Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Panama Canal Treaty of 1977. Pursuant to the Panama Canal Treaty of 1977, the United States gradually transferred former Canal Zone land and facilities to Panama beginning in 1979. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority

The Panama Canal Commission

The Panama Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a bi-national agency of the executive branch of the United States government responsible for managing and operating the Canal until the expiration of the Panama Canal Treaty on December 31, 1999, when Panama assumed full responsibility for the Canal. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Panama Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis, with its income not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that a reliable and efficient service would be continually provided and would be based primarily on future traffic projections. Investment was financed with PCC’s resources derived from toll and other revenues. In the 1980s, the Canal typically operated at close to capacity in terms of numbers of transits, and the PCC decided to increase capacity to avoid backlog and permit overhaul work. Hence, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) planned and undertook several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001, the PCA completed the widening of the Gaillard Cut, a project that the PCC had begun in 1992 and which cost approximately U.S.$232.3 million. Other major maintenance programs, such as the overhaul of the locks, were successfully completed. The PCA initiated the deepening of Gatun Lake and the Gaillard Cut in 2002, and completed the project in September 2009 for approximately U.S.$113.6 million.

The Panama Canal Expansion Project

The Assembly approved a canal expansion plan on July 14, 2006, which was approved in a national referendum on October 22, 2006. The expansion plan included Pacific locks, water supply improvements, Atlantic Locks, waterway improvements, and improvement of access channels for new locks and existing navigational channels. The plan provided that the project would be funded entirely by the PCA, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The PCA would obtain a portion of these resources through an increase in tolls. Water-saving basins would be built alongside the new locks, which would reuse 60% of the water in each transit.

On June 26, 2016, a third set of canal locks, which resulted from the Panama Canal expansion program, started operations. These locks are located at the Atlantic Ocean and Pacific Ocean entrances to the Canal and allow for the passage of larger neopanamax vessels with a cargo capacity of approximately 14,000 TEU. Each of the new complexes of locks consists of three chambers, nine water reutilization basins, a side filling and emptying system and a redundant system with eight rolling gates. The chambers measure 55 meters wide, 427 meters long and 18.3 meters deep.

According to the PCA, as of September 30, 2016, 224 neopanamax ships had traversed the expanded Canal, including ships carrying liquid natural gas and liquid petroleum gas. On September 5, 2017, the PCA announced its objective to increase the number of daily scheduled transits by neopanamax vessels from six to seven as of December 1, 2017, and then to reach eight daily scheduled transits by neopanamax vessels in early 2018. The additional slot began being offered on September 26, 2017 through a special competition based on the regulations of the PCA.

According to the PCA, as of September 30, 2019, approximately 2,854 neopanamax vessels had transited the locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 47% were container ships, 25% carriers of liquefied petroleum gas and 14% liquefied natural gas vessels. The remaining 15% were cruise ships, tankers, vehicle carriers, chemical tankers and bulk ships.

According to the PCA, as of September 30, 2020, approximately 475.2 million tons of cargo transited the locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 238.2 million tons (50%) transited in neopanamax ships, 206.4 million tons (44%) transited in supertankers, 24.2 million tons (5%) transited in regular ships and 6.4 million tons (1%) transited Panamax plus ships.

In December 2008, the PCA signed a U.S.$2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which was estimated to cost approximately U.S.$5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, the CAF and the International Finance Corporation (“IFC”) agreed to provide approximately U.S.$800 million, U.S.$500 million, U.S.$400 million, U.S.$300 million and U.S.$300 million, respectively, in financing to the PCA. By September 2014, the PCA had received the full U.S.$2.3 billion disbursement. The remaining funds for the expansion project derived from the capital market and the Canal’s regular business operations, including the implementation of toll increases. To reduce the risk of a toll increase causing lower demand, the PCA employed a three-year phase-in period designed to generate the appropriate cash flows needed to finance a significant portion of the expansion program. On September 24, 2015 the PCA issued U.S.$450 million of bonds due 2035 to contribute to the financing of the construction of the Atlantic bridge. As of September 30, 2017, the PCA had allocated approximately U.S.$4.3 billion of internal funding for the expansion project.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. Pursuant to the contract for construction of the third set of locks, disputes may be submitted to a Dispute Adjudication Board (“DAB”), whose determinations may be challenged under the International Chamber of Commerce (“ICC”) Rules of Arbitration.

In 2014, during construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The agreement establishing a framework for resolving the dispute did not change the total cost of the project, and construction resumed. The Panama Canal expansion program originally was scheduled to start operations by year-end 2014, with the third set of locks to be completed by November 2014. On November 13, 2014, the PCA delivered a notice of claim to the GUPCSA with respect to the work that would be completed after the November 2014 deadline. The PCA asserted that GUPCSA was liable for U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. On March 17, 2015, the PCA submitted a request for ICC arbitration to challenge a DAB resolution, issued in December 2014, that had awarded GUPSCA a 176-day extension to complete the project and compensation of U.S.$233.2 million plus interest. GUPSCA filed a request for ICC arbitration to challenge the same DAB resolution, which had not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million. In the ICC arbitration proceeding, GUPCSA claimed a total of U.S.$577.1 million, while the PCA petitioned for a return of the U.S.$233.2 million plus interest that the PCA had paid pursuant to the DAB decision of December 2014. On December 12, 2018, the ICC tribunal ruled that GUPCSA had to pay advances totaling U.S.$847.6 million. As of September 25, 2020, the PCA completed recovery of the total amount of advanced payments due (U.S.$847.6 million) plus interest and part of its legal costs.

As of June 24, 2019, GUPCSA completed the three-year maintenance contract with the PCA in the Expanded Canal. Maintenance activity has since been taken over by the PCA internal locks management division.

Other legal disputes have arisen between the PCA and GUPSCA concerning certain construction projects for the expansion of the Canal. As of September 2015, the PCA had received claims totaling approximately

U.S.$3,480.8 million from GUPCSA relating to alleged cost overruns in the Canal expansion project. For instance, with respect to a dispute concerning a temporary cofferdam at the Pacific entrance, after the DAB had denied claims by GUPCSA totaling U.S.$138.0 million, GUPCSA submitted this dispute to ICC arbitration in December 2013 and increased its claims to U.S.$218.2 million as of September 2015. Another GUPCSA claim, totaling U.S.$898.0 million, concerned an alleged interruption and delay. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA.

In January 2016, the DAB issued two decisions regarding certain claims by GUPCSA. One of the DAB decisions denied all claims presented by GUPCSA in respect of labor costs and benefits arising from an agreement between the Panamanian Chamber of Construction and a construction workers union. In the second DAB decision, GUPCSA claimed labor costs associated with time extensions granted in previous decisions on claims concerning concrete, basalt and a strike by members of a construction union based on a contractual clause pertaining to scaling of manual labor costs; the DAB awarded GUPCSA U.S.$24.6 million on this claim, which the PCA paid to GUPCSA pursuant to PCA Acuerdo No. 290 of March 10, 2016. In July 2016, the DAB issued three decisions. In one decision, the DAB denied claims by GUPCSA for U.S.$99.0 million and a 76-day contract extension in connection with additional costs that resulted from allegedly unforeseeable and adverse conditions in the Pacific Site. In the two other decisions, the DAB awarded U.S.$6.4 million and U.S.$0.4 million for claims based on certain laboratories and the drainage of certain lagoons. In six other decisions issued in 2016, the DAB recognized U.S.$56.6 million of claims by GUPCSA, which had petitioned for U.S.$119.0 million in the six disputes; the PCA reserved its right to submit these DAB decisions to ICC arbitration. In December 2016, the PCA received from GUPCSA two new requests for ICC arbitration with claims totaling U.S.$2.4 billion; GUPCSA subsequently instituted the two arbitrations with the ICC.

In January 2017, the DAB issued a ruling on a claim by GUPCSA for U.S.$114.0 million based on cost overruns related to the quality and quantity of basalt, the availability of sites for disposal of excavated material and the physical conditions in the area where the water basins were built. The DAB’s ruling recognized U.S.$4.0 million of the claim, due to physical conditions of the water basin area, while the other components of the claims were denied. In July 2017, an ICC arbitral tribunal issued a decision dismissing each claim concerning a temporary cofferdam, which had totaled U.S.$218 million, while also awarding to the PCA more than U.S.$22.9 million in costs and expenses from the arbitration proceeding. As of September 30, 2018, GUPCSA had filed 119 claims, of which 41 had been resolved. As of that date, the total amount of the claims for the third set of locks was U.S.$5,852 million and the PCA had paid U.S.$378 million.

As of September 25, 2020, GUPCSA had filed five arbitrations with the ICC against the PCA. Three of these arbitrations, arbitration No. 1 concerning the Cofferdam, arbitration No. 2 concerning the basalt and concrete formula and arbitration No. 5 concerning the Advance Payments, concluded with arbitration awards in favor of the PCA, of approximately U.S.$192 million, U.S.$847 million and U.S.$265 million, respectively. The remaining two arbitrations, arbitration No. 3 concerning the Gateways and arbitration No. 4 concerning the Perturbations, remained in process, with total claim amounts of up to U.S.$2.9 billion.

On November 25, 2020, GUPCSA filed with the United States District Court for the Southern District of Florida a motion to vacate the ICC tribunal’s award with respect to arbitration No. 2 concerning the basalt and concrete formula. The PCA submitted a motion in opposition and a cross-motion to confirm and enforce the award in February 2021.

In a letter dated July 16, 2015, Salini-Impregilo S.p.A. submitted a Notice of Dispute pursuant to a treaty between Italy and Panama for the promotion and protection of investments. Salini-Impregilo claimed that actions and omissions by the Republic had affected its rights under the investment treaty with respect to the design and construction of the third set of locks of the Panama Canal, and that it should be compensated for damages that it estimated to exceed U.S.$2.2 billion. In 2020, having had little success in ICC arbitrations against the PCA, Salini-Impregilo S.p.A., now known as Webuild S.p.A., filed a formal request for arbitration against the Republic of Panama at the International Centre for Settlement of Investment Disputes, claiming more than U.S.$2.2 billion in damages.

In August 2018, Sacyr filed a request for arbitration against the Republic of Panama pursuant to the UNCITRAL Arbitration Rules and the bilateral investment treaty between Spain and Panama. Sacyr, without specifying a claim amount, alleged that the Republic did not protect Sacyr’s investment with respect to the Canal expansion program. On November 3, 2020, news outlets reported that Sacyr and its partners filed a new claim (claim 17 related to the work on the third set of locks of the Panama Canal) with the Dispute Adjudication Board on July 27, 2020 related to disagreements about defects, pending works and the issuance of the performance certificate.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal after covering the funds for the investment program and the necessary reserves. The PCA is exempt from paying any tax, duty, fee, charge or contribution, of a national or municipal nature, with the exception of social security, educational insurance, professional risks and fees for public services.. In fiscal year 2016, the PCA had a surplus of approximately U.S.$1,163.4 million, a decrease of 14.5% compared to U.S.$1,360.8 million in 2015. In fiscal year 2017, the PCA had a surplus of approximately U.S.$1,198.6 million, an increase of 3.0% compared to U.S.$1,163.4 million in 2016. In fiscal year 2018, the PCA had a surplus of approximately U.S.$1,353.4 million, an increase of 12.9% compared to U.S.$1,198.6 million in 2017. In 2018, the PCA transferred U.S.$1,702.8 million in contributions to the Central Government. In fiscal year 2019, the PCA had a surplus of approximately U.S.$1,495.8 million, an increase of 10.5% compared to U.S.$1,353.4 million in 2018. In 2019, the PCA transferred U.S.$1,786.4 million in contributions to the Central Government. In fiscal year 2020, the PCA had a surplus of US$1,710.1 million, an increase of 14.3% compared to US$1,495.8 million in 2019. In 2020, the PCA transferred US$1,824.1 million to the Central Government.

On August 29, 2016, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2017. This budget assumed an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projected that dividends payable to the Central Government for fiscal year 2017 would increase by 72.4%, from U.S.$662 million budgeted for the 2016 fiscal year to U.S.$1,141 million budgeted for the 2017 fiscal year. On September 28, 2017, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2018. This budget assumed an increase of 3.9% in transit revenues and an increase of 6.0% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.2% from U.S.$1,141 million budgeted for the 2017 fiscal year to U.S.$1,178 million budgeted for the 2018 fiscal year. On August 22, 2018, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2019. This budget assumed an increase of 7.6% in transit revenues and an increase of 6.6% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,178 million budgeted for the 2018 fiscal year to U.S.$1,220 million budgeted for the 2019 fiscal year. On

September 26, 2019, the National Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2020. This budget assumed an increase of 6.3% in transit revenues and an increase of 2.9% in total operating income compared to those budgeted for the 2019 fiscal year. The budget projected dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,221 million budgeted for the 2019 fiscal year to U.S.$1,265 million budgeted for the 2020 fiscal year. On September 28, 2020, the National Assembly approved the PCA’s budget for the fiscal year 2021, which estimated revenues of U.S$ 3,308.9 million. The budget projected dividends to the Central Government of U.S.$1,760.3 million, which included investments for a new water project. On September 24, 2021, the Budget Commission of the National Assembly approved in its first debate the PCA’s U.S.$4,215.4 million budget for the fiscal period running from October 1, 2021 to September 30, 2022.

For the 2020 fiscal year, the PCA paid the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million in dividends the PCA paid to the central government in fiscal year 2019. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,199.1 million of dividends, a decrease of 27.3% compared to U.S.$1,650.0 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$1,650.0 million of dividends, an increase of 62.9% compared to U.S.$1,013.0 million of dividends that the PCA paid to the Central Government for the 2016 fiscal year.

For the 2020 fiscal year, the PCA paid to the Central Government US$542.7 million from tolls and services, an increase of 1.5% compared to US$534.5 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$534.5 million from tolls and services, an increase of 6.1% compared to U.S.$503.7 million for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$503.7 million from tolls and services, an increase of 10.3% compared to U.S.$456.6 million for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S. $456.6 million from tolls and services, an increase of 19.4% compared to U.S$382.3 million for the 2016 fiscal year. For the 2015 fiscal year, the PCA paid to the Central Government U.S.$393.8 million from tolls and services.

In January 2020, the PCA announced that as of February 15, 2021, a surcharge fee would be charged to vessels for the use of potable water due to climate change and droughts that have directly affected Panamanians and the Panama Canal. The new rates include a fixed payment of US$10,000 for vessels greater than 38.1 meters long and 27.7 meters wide that cross the Canal. In addition, these vessels must pay a variable surcharge of between 1% and 10% of the cost of the toll depending on the water levels of Gatun Lake.

On September 8, 2020, the PCA announced that it expects develop a new water management system to increase the water supply to the Canal and the surrounding population. The PCA published the specifications for the prequalification of those interested in participating as bidders for the design, construction and implementation of an optimized water resource management system, which would ensure the availability of water for human consumption and operations, as well as the competitiveness of the interoceanic road, considering sustainable development and socio-environmental management.

In April 2016, Cabinet Resolution No. 36 approving a new toll structure took effect. The revised toll structure affected charges for all segments of the market, except the category of domestic maritime conglomerate. The revised tolls applied to traffic on the ordinary channel, as well as traffic using the third set of locks that opened in June 2016. The revised tolls structure also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

In August 2017, the Cabinet Council approved modifications to the Canal toll structure, pursuant to recommendations from the PCA Board of Directors. The approved adjustments applied to all market segments and took effect on October 1, 2017. For the container carrier segment, the revised tolls structure offered reduced rates on containers that are loaded on their return trip; this opportunity is be available to neopanamax vessels taking round-trip passages through the Canal, provided that: (1) the vessel has a use rate of at least 70% in the northern transit, and (2) the time between north and south transit does not exceed twenty-eight days. The revised structure also modified tolls for ships carrying liquefied natural gas or liquefied petroleum gas. In addition, “container ships / loose cargo in bulk” were reclassified from the “other” segment to the “general cargo” segment, which is expected to result, typically, in lower rates for clients in this category.

In July 2015, the Panama Canal launched an environmental recognition program, “Green Connection,” to recognize clients that demonstrate excellent environmental management and to encourage others to implement technologies and standards that reduce emissions. The program includes an Environmental Premium Ranking and a Green Connection Award. In July 2020, the PCA announced that in its first 48 months of operation, the expanded Canal had contributed to the reduction of more than 55 million tons of carbon dioxide (CO2) and was projected to save up to 160 million tons by 2026. In its four years of operation, the expanded Canal has consolidated the position of the interoceanic waterway as the green route of world maritime trade, accelerating efforts to reduce carbon emissions through the use of larger vessels, which make fewer trips, according to a report published by the Canal.

The PCA administers the “Bridge over the Panama Canal in the Atlantic Sector Project,” which was authorized by Law 28 of July 17, 2006 and consists of the design and construction of a concrete vehicular bridge and access roads, with a total length of approximately 4,605 meters and four lanes, in the province of Colón. The project contemplates a connection from the western on-ramp of the new bridge with an existing road commonly known as “Costa Abajo de Colon” and includes a bridge over the Chagres river, downstream of the Gatún landfill. In fiscal year 2020, to finance the new bridge at the Atlantic end of the Canal, bonds were issued for U.S.$450,000 at a fixed rate of 4.95% (effective rate of 5.14%) payable semi-anually in January and July of each year.

In fiscal year 2020, the PCA executed a Common Terms Agreement with five multilateral credit agencies in the amount of U.S.$2,300,000 in order to obtain financing for the expansion project. Of the financed amount, 4.3% (U.S.$85,000) has a fixed interest rate of 5.31%, and the remaining 95.7% (U.S.$1,870,000) has a variable interest rate, initially set at 2.02%. The effective financing rate, calculated as a weighted average of the portion agreed at a fixed rate and the portion agreed at a variable rate, is 2.16%.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy. In May 2006, ARI’s name was changed to the Administrative Unit of Reverted Properties (Unidad Administrativa de Bienes Revertidos) (“UABR”) by Executive Decree No. 67 dated May 25, 2006. Proceeds from the sale of the reverted properties were to be transferred to the Development Trust Fund. From September 2004 to June 2012, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$144.0 million. However, once the FAP was created in June 2012, contributions from the sale of reverted properties have been transferred to the National Treasury for payment of current expenditures.

Other Trans-Isthmus Transportation

The dimensions of the expanded Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the expanded Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. For instance, a railway was constructed in the former Canal Zone, an oil pipeline was constructed outside the former Canal Zone, and toll highways were constructed to connect Panama City and Colón. Construction of a liquefied natural gas (“LNG”) terminal commenced in May 2016 on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3. The project opens the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Railway. In February 1998, Panama granted a renewable 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally to connect the container ship ports on both coasts. Under the terms of this concession, the Panama Canal Railway Co. is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment; after recovery of its initial investment, the Panama Canal Railway Co. will be required to pay the Government 10.0% of its gross revenue. Since 2014, the Government has been entitled to receive a 5.0% payment of the railway’s gross revenue.

Passenger and container transport services were initiated in 2001. In 2011, the railway moved approximately 1.4 million TEUs, an increase of 181.5 thousand TEUs as compared to 2010. In 2012, the railway moved approximately 1.3 million TEUs, a decrease of 115.5 thousand TEUs as compared to the same period in 2011. In 2013, the railway moved approximately 1.2 million TEUs, a decrease of 30 thousand TEUs as compared to the same period in 2012. In 2014, the railway moved approximately 1.3 million TEUs, an increase of 63 thousand TEUs compared to the same period of 2013.

Oil Pipeline. The trans-isthmus oil pipeline, completed in 1982, was constructed because the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. On March 9, 2016, the Cabinet issued Cabinet Resolution No. 29 authorizing a 20-year extension of the contract. The Pacific and Atlantic terminals are connected by a 131-kilometer (approximately 81-mile) pipeline. Since the completion of a pipeline reversal project in August 2009, oil has been pumped from the Atlantic to the Pacific Terminal. The pipeline has a pumping capacity of approximately 800,000 barrels per day.

Toll Road. In 1994, Panama granted a concession to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium, for construction of the Madden-Colón highway, a trans-isthmus toll road between Panama City and Colón. The first of a total of two sections of this road was completed in May 1999. In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company, which then transferred the concession to Concesionaria Madden-Colón (“CMC”), one of its Panamanian subsidiaries. Odebrecht built and completed the first phase of the toll road from Madden to Quebrada López at a total cost of approximately U.S.$299.6 million. In April 2009, the first phase of the Madden-Colón Highway became operational under the maintenance and administration of CMC, and the operation of the highway has been continuous and uninterrupted, and has generated toll payments. In July 2012, the second phase of the Madden-Colón highway connecting Quebrada López to Cuatro Altos was completed following an investment of approximately U.S.$213.6 million.

During the first quarter of 2011, the Government created ENA to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. In August 2011, ENA acquired Corredor Sur and issued and placed U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. In 2012, ENA entered into agreements for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds and the Government contributed approximately U.S.$76.2 million in connection with the purchase. The transaction closed in October 2012. In February 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. ENA Este is an expansion of Corredor Norte that will connect with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will consist of automobiles. Principal construction began in March 2012 and was completed in November 2015. The government did not contribute directly to the construction of the road. In October 2012, the concession was transferred from ENA Este to the ENA Este Trust, which issued U.S.$212.0 million senior secured notes in March 2014 as part of the financing for construction of the road. See “Structure of the Panamanian Economy—Public Sector Enterprises—Road Transportation” for more information about ENA.

Liquefied Natural Gas. On June 26, 2015, the United States Trade and Development Agency (“USTDA”) awarded a grant to the PCA to support the planning of an LNG import terminal to take advantage of the Panama Canal expansion project. Following the completion of a USTDA-funded feasibility study, construction of the first electricity generation plant in Central America based on liquefied natural gas commenced in May 2016 on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3. The project opens the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2020, approximately 2,157 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, the income tax was changed to a flat rate of 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies, effective January 1, 1997.

The main competitors of the CFZ at a regional level are the Miami (USA) and Cartagena (Colombia) free zones. At a national level, the Panama Pacifico area and the City of Knowledge represent an important contender, mainly due to tax benefits, modern infrastructure, as well as their paperwork and process facilities. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, the absence of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have narrowed several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth. Law No. 8 of April 4, 2016 provided a new framework for the CFZ, replacing Decree-Law No. 18 of 1948, which previously regulated the CFZ. Among other changes, the law provided for (a) an anti-money laundering/combating the financing of terrorism regime for the CFZ; (b) several revisions to the tax code, including exemptions from value-added tax in certain circumstances and providing for the Panamanian tax authority to communicate collection efforts through e-mail, phone, SMS text messaging and social networks; (c) reduction of the rate of the annual operation notice tax (from 1% to 0.5% on capital within the band of U.S.$100 to U.S.$50,000), which applies also to other free trade zones in Panama; (d) modifications to the activities that businesses may conduct within the CFZ, including services related to aviation, services by data centers and storage of digital information, international sale of goods through e-commerce, multi-modal services, services to individuals or entities located outside Panama and any other activity permitted by the duly authorized board of directors of the CFZ and (e) establishment of an immigration regime for foreign workers and foreign investors in the CFZ.

The CFZ has a significant impact on the Panamanian economy. From 2016 through 2020, it contributed an average of 4.6% of GDP. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2016, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, a decrease from U.S.$10.4 billion in 2015, while total re-exports were preliminarily estimated at U.S.$10.4 billion, a decrease from U.S.$11.4 billion in 2015. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$634.8 million in 2016, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2016. In 2017, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, the same as in 2016, while total re-exports were preliminarily estimated at U.S.$10.4 billion, the same as in 2016. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$659.9 million in 2017, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.2 billion in 2017. In 2018, total imports to the CFZ were preliminarily estimated at U.S.$9.8 billion, while total re-exports were preliminarily estimated at U.S.$10.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$672.3 million in 2018, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.8 billion in 2018. In 2019, total imports to the CFZ were preliminarily estimated at U.S.$8.7 billion, while total re-exports were preliminarily estimated at U.S.$9.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$713.4 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.4 billion in 2019. In 2020, total imports to the CFZ were preliminarily estimated at U.S.$6.7 billion, while total re-exports were preliminarily estimated at U.S.$7.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$1.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$8.0 billion in 2020.

In 2016, the activities of the CFZ decreased by 9.6% compared to 2015, reflecting a contribution of 5.4% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2017, the activities of the CFZ decreased by 0.04% compared to 2016, reflecting a contribution of 5.2% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2018, the activities of the CFZ increased by 4.8% compared to 2017, reflecting a contribution of 5.3% of GDP. The commercial area of the CFZ experienced growth in commercial activity, mainly in the sectors of footwear, electronics and medicine. In 2019, the activities of the CFZ decreased by 10.3% compared to 2018, reflecting a contribution of 4.5% of GDP. The commercial area of the CFZ experienced a contraction as a result of a decrease in commercial activity in the region. In 2020, the activities of the CFZ decreased by 21.9% compared to 2019, reflecting a contribution of 2.8% of GDP. The commercial activities of the CFZ in 2020 were greatly affected by the COVID-19 pandemic.

On April 6, 2016, the government published Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this law, Panamanian residents are permitted, every six months, to buy up to U.S.$1,000 of tax-free merchandise for personal use. Also, the law provides incentives for infrastructure and enterprise investments in the CFZ, including certain tax exemptions.

Diplomatic and trade disputes with countries in the region have affected the CFZ. On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after Panama sought a meeting with regional diplomats in the OAS to discuss protests taking place in Venezuela. As a consequence, there were delays to the resolution of a series of overdue payments for the importation of goods into Venezuela from Panama’s CFZ; the overdue debts had resulted in part from exchange controls implemented by the Venezuelan National Center for Foreign Commerce (CENCOEX, formerly CADIVI), restricting the availability of U.S. dollars to Venezuelan importers. Estimates of the amount owed by Venezuelan companies range from U.S.$0.5 billion to U.S.$2.0 billion. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 8, 2014. In October 2014, a diplomatic mission, led by the Minister of Commerce and Industry and the Vice Minister of Foreign Affairs, traveled to Venezuela to meet with Venezuelan authorities regarding outstanding debts owed to CFZ reexporters and Copa Airlines. As a result of these meetings, the Binational Technical Commission was reactivated, with the objective of promoting a resolution of this matter. During 2015, Panamanian officials continued to visit Venezuela to advance the process. In 2016, the CFZ and Venezuela agreed to a new methodology to determine the amount due by Venezuelan businesses on accounts payable to their Panamanian counterparts. In accordance with the new methodology, the total amount owed to CFZ reexporters decreased from U.S.$530 million to U.S.$41 million. However, the CFZ Users Association has stated that the new methodology does not properly reflect the outstanding debt, and the original amount of debt remains outstanding.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On January 15, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the Dispute Settlement Understanding (DSU), nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body. The Appellate Body advised that the DSB would be informing the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. See “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

In December 2019, the Government worked out an arrangement for the payment of a debt of U.S.$83.4 million owed by the CFZ to the National Bank of Panama. The CFZ, in turn, will pay the Government approximately U.S.$12.5 million per year until the obligation is fully satisfied. The payment of these obligations is part of a financial strategy executed by the Government to organize and improve the public finances and to revive the economy and employment in Panama.

In July 2020, the Colon Free Zone (“CFZ”) carried out its first e-commerce transaction on its new Electronic Declaration of Commercial Movement (Declaración de Movimiento Comercial Electrónico, or DMCE 2.0), a historic milestone which promotes the evolution of the CFZ into a regional distribution center for e-commerce sales.

On August 31, 2020, President Laurentino Cortizo Cohen enacted Law No. 159, which creates the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Services Related to Manufacturing (“EMMA”). The EMMA Regime encourages the establishment of multinational manufacturing companies in the CFZ through fiscal and immigration benefits. The law’s intent is to promote job creation and economic growth in the country.

On November 11, 2020, a Memorandum of Intent of Agreement was signed between the CFZ and the Cobija-Bolivia Free Zone with the goal of importing new Bolivian products, as well as re-exporting goods from the Colon Free Zone to the Bolivian market.

EMPLOYMENT AND LABOR

Labor Force

As of September 2020, Panama’s labor force was preliminarily estimated at 2.0 million people, which represented approximately 63.0% of the total working age population, a decrease from 2.1 million people as of August 2019.

As of September 2020, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities, employed 67.5% of the employed labor force, compared to 14.1% for the primary sector (consisting of agriculture and fisheries) and 18.4% for the industrial sector (principally consisting of manufacturing, mining and construction). As of August 2019, the service segment employed 67.9% of the employed labor force, compared to 14.4% for the primary sector and 17.7% for the industrial sector.

In 2016, the unemployment rate increased to 5.5% as a result of a deceleration in GDP growth. As of August 2017, the unemployment rate increased to 6.1% mainly due to an increase in informal employment and a lower growth in labor intensive sectors. As of August 2018, the unemployment rate was 6.0%, a 0.1% decrease compared to August 2017 mainly due to increased employment in mining and quarrying. As of August 2019, the unemployment rate was 7.1%, a 1.1% increase compared to August 2018, mainly due to slower economic growth. As of September 2020, the unemployment rate was 18.5%, compared to 7.1% in August 2019, which increase was mainly due to the impact of the COVID-19 pandemic on the country’s labor market.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education. Since 2009, the Government has sought to stimulate employment through long-term investment in infrastructure projects. Training programs such as My First Job (Mi Primer Empleo) and other similar programs have contributed to reducing unemployment levels; these programs have been executed by the Ministry of Work and Labor Development (Ministerio de Trabajo y Desarrollo Laboral, or “MITRADEL”), The National Institute of Professional and Human Development (El Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano or “INADEH”) and the Micro, Small and Medium Enterprise Authority (AMPYME).

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of September 2020, approximately 57.5% of Panama’s private sector employees were unionized, with the construction industry union being the largest. Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid-to-late 1980s, the number of strikes in recent years has generally been limited, the most salient exception being in the construction sector in the second quarter of 2018.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2016 through August 2020:

TABLE NO. 9

Labor Force and Employment

	2016(4)	2017(4)	2018(4)	2019(4)	2020(5)
Total Population(1)	4,037.0	4,098.1	4,158.8	4,218.8	4,278.5
Working-Age Population(1)	2,910.0	2,973.3	3,038.4	3,105.8	3,181.0
Labor Force
Employed(1)	1,770.7	1,785.8	1,868.6	1,920.6	1,631.7
Unemployed(1)	102.9	116.6	118.3	146.1	371.6
Total	1,873.6	1,902.5	1,986.9	2,066.7	2,003.3

	(annual percentage change)
Total Population	1.6%	1.5%	1.5%	1.4%	1.4%
Working-Age Population	2.2%	2.2%	2.2%	2.2%	2.4%
Labor Force
Employed	2.1%	0.9%	4.6%	2.8%	(15.0%)
Unemployed	11.5%	13.3%	1.5%	23.5%	154.3%
Total	2.6%	1.5%	4.4%	4.0%	(3.1%)

	(in percent)
Labor Force:
Participation Rate(2)	64.4%	64.0%	65.4%	66.5%	63.0%
Employment Rate(3)	94.5	94.0	94.0	92.9	81.5
Unemployment Rate	5.5	6.1	6.0	7.1	18.5

(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	From 2016 to 2019, the data is recorded as of August of each year.
(5)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.55 per hour as of January 15, 2020, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

In 2020, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,248.8, an increase of 5.4% compared to 2019. In 2019, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,184.9, a decrease of 16.7% compared to 2018. As of 2019, the CSS began receiving wage data from private companies. In 2018, the average monthly wage in all sectors of the Panamanian economy (excluding private company employees) was U.S.$1,422.0, an increase of 4.7% compared to 2017. In 2017, the average monthly wage in all sectors of the Panamanian economy (excluding private company employees) was U.S.$1,358.5, an increase of 9.8% compared to 2016. In 2016, the average monthly wage in all sectors of the Panamanian economy (excluding private company employees) was U.S.$1,237.6, an increase of 11.0% compared to 2015.

In 2020, the average monthly wage for Central Government employees was U.S.$1,533.9, an increase of 8.5% compared to 2019. In 2019, the average monthly wage for Central Government employees was U.S.$1,413.2, an increase of 3.1% compared to 2018. In 2018, the average monthly wage for Central Government employees was U.S.$1,370.9, an increase of 4.6% compared to 2017. In 2017, the average monthly wage for Central Government employees was U.S.$1,311.2, an increase of 14.6% compared to 2016. In 2016, the average monthly wage for Central Government employees was U.S.$1,143.8, an increase of 8.0% compared to 2015.

In 2020, the average monthly wage for municipal public sector employees was U.S.$773.1, an increase of 2.4% compared to 2019. In 2019, the average monthly wage for municipal public sector employees was U.S.$754.8, an increase of 5.7% compared to 2018. In 2018, the average monthly wage for municipal public sector employees was U.S.$714.1, an increase of 7.1% compared to 2017. In 2017, the average monthly wage for municipal public sector employees was U.S.$666.6, an increase of 4.0% compared to 2016. In 2016, the average monthly wage for municipal public sector employees was U.S.$640.8, an increase of 12.6% compared to 2015.

In 2020, the average banana plantation monthly wage was U.S.$586.7, an increase of 10.9% compared to 2019. In 2019, the average banana plantation monthly wage was U.S.$528.8, an increase of 1.7% compared to 2018. In 2018, the average banana plantation monthly wage was U.S.$519.8, a decrease of 9.6% compared to 2017. In 2017, the average banana plantation monthly wage was U.S.$575.2, an increase of 10.5% compared to 2016. In 2016, the average banana plantation monthly wage was U.S.$520.7, a decrease of 1.9% compared to 2015.

In 2020, the average monthly public sector wage was U.S.$1,579.8, an increase of 5.2% compared to 2019. In 2019, the average monthly public sector wage was U.S.$1,501.8, an increase of 3.9% compared to 2018. In 2018, the average public sector wage was U.S.$1,445.9, an increase of 4.6% compared to 2017. In 2017, the average public sector wage was U.S.$1,381.9, an increase of 9.8% compared to 2016. In 2016, the average public sector wage was U.S.$1,258.8, an increase of 11.2% compared to 2015.

By law, the minimum wage is subject to review every two years. Executive Decree No. 75 of December 26, 2017, increased the minimum wage by a percentage between 4.8% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company. Executive Decree No. 424 of December 31, 2019, increased the minimum wage to its current levels by a percentage between 1.3% and 4.9%, to between U.S.$1.55 per hour and U.S.$4.67 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

The following table sets forth a summary of average real monthly wages for the years ended in August 2016 through August 2020:

TABLE NO. 10

Average Real Monthly Wages

	2016	2017	2018	2019	2020
Public Sector:
Central Government	$1,143.8	$1,311.2	$1,370.9	$1,413.2	$1,533.9
Autonomous agencies	1,193.9	1,254.6	1,352.4	1,404.7	1,513.8
Social Security	1,332.4	1,532.2	1,604.3	1,665.6	1,705.2
Municipalities	640.8	666.6	714.1	754.8	773.1
Public Enterprises	2,013.6	2,011.8	2,049.1	2,147.5	2,069.6
All Public Sector	1,258.8	1,381.9	1,445.9	1,501.8	1,579.8
Private Enterprise				1,058.8	1,047.1
Banana Plantations	520.7	575.2	519.8	528.8	586.7
All Employees	$1,237.6	$1,358.5	$1,422.0	$1,184.9	$1,248.8

	2016	2017	2018	2019	2020
	(annual percentage change)
Public Sector:
Central Government	8.0%	14.6%	4.6%	3.1%	8.5%
Autonomous Agencies	8.8	5.1	7.8	3.9	7.8
Social Security	20.2	15.0	4.7	3.8	2.4
Municipalities	12.6	4.0	7.1	5.7	2.4
Public Enterprises	15.0	(0.1)	1.9	4.8	(3.6)
All Public Sector	11.2	9.8	4.6	3.9	5.2
Private Enterprise					(1.1)
Banana Plantations	(1.9)	10.5	(9.6)	1.7	10.9
All Employees	11.0%	9.8%	4.7%	(16.7)%	5.4%

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2019, CSS’s revenues and expenditures amounted to 5.5% and 5.4% of nominal GDP, respectively.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of IVM.

To provide annual funds to the CSS’s IVM as mandated by Law No. 51 of 2005, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) in September 2008. Pursuant to Law No. 51 of 2005, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year in 2013 and 2014; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM deficits, CSS requests transfers from the IVM Trust. In 2014, the IVM had a surplus of U.S.$30.3 million. In 2015, the IVM had a surplus of U.S.$70.7 million. In 2016, the IVM had a surplus of U.S.$40.7 million. In 2017, the IVM had a surplus of U.S.$1.8 million. In 2018, the IVM had a deficit of U.S.$48.0 million. In 2019, the IVM had a deficit of U.S.$249.9 million. In 2020, the IVM had an estimated deficit of U.S.$507.4 million.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2015, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the SIACAP, a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer make contributions to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2020, SIACAP had received over U.S.$1.7 billion in contributions from its participants. As of December 31, 2020, SIACAP had 504,675 participants and carried a balance of U.S.$812.2 million in contributions from its participants. As of December 31, 2019, SIACAP had 487,272 participants and carried a balance of U.S.$773.2 million in contributions from its participants. As of December 31, 2018, SIACAP had 478,084 participants and carried a balance of U.S.$738.1 million in contributions from its participants. As of December 31, 2017, SIACAP had 470,091 participants and carried a balance of U.S.$712.9 million in contributions from its participants. As of December 31, 2016, SIACAP had 457,833 participants and carried a balance of U.S.$683.9 million in contributions from its participants.

On December 18, 2020, Law No. 191 of 2020 was published, temporarily allowing current and former public employees economically affected by the COVID-19 pandemic to receive an advance of between 50% and 70% of the funds they had saved in the Public Employees Savings Pension Capitalization System (“SIACAP”), depending on their eligibility. Current public employees may withdraw 50% of their savings if they can show that their spouse or children are unemployed. Former public employees may withdraw 50% of their savings if they can show that they are unemployed in the private sector. Current and former public employees who are within 12 months of retirement age (age 57 for women and age 62 for men) can elect to withdraw up to 70% of their savings.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, then, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The Assembly approved Panama’s 2020 budget on October 31, 2019. The 2020 budget contemplates total expenditures of U.S.$23.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$73.2 billion (6.2% real growth from 2019) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2,011.3 million (approximately 2.7% of preliminary nominal GDP) for 2020. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018 and by Law No. 102 of 2019, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 3.50% of nominal GDP projected in the budget for the 2019 fiscal year, 2.75% of nominal GDP projected in the budget for the 2020 fiscal year, 2.50% of nominal GDP projected in the budget for the 2021 fiscal year and 2.0% of nominal GDP projected in the budget for the fiscal year 2022. The 2020 budget allocates public recurrent and capital expenditures as follows: 43.5% to social services; 16.0% to financial services; 13.7% to general services; 8.0% to infrastructure development; 2.8% to development and promotion of production; 0.9% to environment and technology; and 15.0% to other services.

The Assembly approved Panama’s 2021 budget on October 28, 2020. The 2021 budget contemplates total expenditures of U.S.$24.2 billion, with budget estimates based on an anticipated nominal GDP of U.S.$67.5 billion (4.0% real growth from 2020) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$4.7 billion (approximately 7.0% of preliminary nominal GDP) for 2021. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, amended by Law No. 102 of 2019, and amended by Law 185 of 2020, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 9-10.5% of nominal GDP projected in the budget for the 2020 fiscal year, 7-7.5% of nominal GDP projected in the budget for the 2021 fiscal year, 4% of nominal GDP projected in the budget for the 2022 fiscal year, 3% of nominal GDP projected in the budget for the fiscal year 2023, 2% of nominal GDP projected in the budget for the fiscal year 2024 and 1.5% of nominal GDP projected in the budget for the fiscal year 2025 and subsequent years. The 2021 budget allocates public recurrent and capital expenditures as follows: 44.4% to social services; 16.4% to financial services; 12.7% to general services; 6.4% to infrastructure development; 3.0% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2017	2018	2019	2020	2021(2)
Legislative	90.6	122.1	123.3	99.7	107.0
Judiciary	160.9	164.2	183.7	166.9	182.2
General Comptroller	88.3	93.2	108.3	146.3	121.6
Presidency	1,504.0	756.6	798.4	595.3	206.2
Government	294.4	288.6	311.3	290.2	527.2
Foreign Affairs	66.7	67.6	66.0	67.1	64.4
Education	2,150.9	2,317.7	2,465.3	2,630.3	2,674.4
Commerce and Industry	139.1	176.6	171.0	109.1	96.8
Public Works	836.2	1,544.9	1,702.3	894.6	641.8
Agriculture	205.0	207.4	249.9	190.0	349.9
Health	2,113.8	2,157.4	2,331.4	2,041.8	2,202.1
Labor	40.7	42.3	45.4	46.0	39.4
Housing	381.2	391.8	369.5	234.1	254.4
Economy and Finance	858.5	774.2	962.7	786.0	895.4
Social Development	291.7	294.4	309.2	311.3	311.5
Security	746.5	738.2	805.0	753.3	830.2
Public Ministry	149.2	167.1	183.4	166.0	202.1
Environment	68.9	69.4	69.6	55.1	59.8
Electoral Tribunal	78.1	143.6	144.0	104.1	89.7
Tax Administrative Court	3.0	3.1	3.2	3.0	3.1
Court of Accounts	3.8	3.8	3.8	3.7	3.8
Prosecutor of Accounts	3.1	3.2	3.3	3.1	4.0
Ombudsman	5.0	5.1	5.8	5.8	6.0
Culture	0	0	0	66.0	45.5
Other expenses	21.1	28.5	37.0	38.1	37.9
Total	$10,300.7	$10,561.0	$11,452.8	$9,806.9	$9,956.4

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2021 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2020, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$5,350.4 million (10.1% of nominal GDP), an increase of 179.6% compared to a deficit of approximately U.S.$1,913.3 million in 2019 (2.9% of nominal GDP), in part due to a 6.6% increase in current expenditures.

In 2020, the Central Government’s overall balance registered a deficit of approximately U.S.$4.9 billion (9.2% of nominal GDP), an increase of 76.9% compared to a deficit of approximately U.S.$2.8 billion (4.1% of nominal GDP) in 2019, in part due to a 22.1% decrease in current revenues. The Central Government’s overall balance registered a deficit of approximately U.S.$2.0 billion (3.2% of nominal GDP) in 2018, a deficit of approximately U.S.$1.9 billion (3.1% of nominal GDP) in 2017, and a deficit of approximately U.S.$2.2 billion (3.8% of nominal GDP) in 2016.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 60.1% of the Central Government’s current revenues in 2020 came from various forms of taxation. Central Government tax revenues in 2020 were U.S.$4.0 billion, a decrease of 27.7% from U.S.$5.5 billion of tax revenues in 2019. Approximately 57.0% of 2020 tax revenues were from direct taxes, compared to 53.8% of tax revenues in 2019. Direct tax revenues in 2020 were U.S.$2.3 billion, a 23.4% decrease from U.S.$3.0 billion in 2019, primarily due to a decline in income and property taxes.

Personal income tax rates vary at incremental levels based on the individual’s annual earnings. Each tax bracket includes a fixed component as well as a variable percentage assessed on income above the minimum income level for the applicable bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the 1995 Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products, tobacco and beverage taxes and other indirect taxes, accounted for 43.0% of 2020 tax revenues.

Pursuant to Law No. 8 of 2010, beginning on January 1, 2012, companies in the categories of electricity distribution, reinsurance, certain financial activities, cement production, gambling, mining and banks pay income tax at the rate of 27.5%, down from the previous rate of 30%. This rate decreased further to 25% as of January 1, 2014. Companies that fall under these categories and have a gross income of U.S.$1.5 million or more will pay the scheduled income tax or, in the alternative, will pay 4.64% of their gross income towards income tax, whichever is higher. Companies that are owned 40% or more by the Republic will pay 30% of their gross income towards income tax.

As a result of the LUIT, Panama’s accession to the WTO and other trade agreements, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments— Tariffs and Other Trade Restrictions.”

In addition to the Central Government and municipalities, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 9.75% of an employee’s wages and 12.25% of an employer’s wage bill, while the education tax is equal to 1.25% of an employee’s wages and 1.5% of an employer’s wage bill.

Law No. 24 of 2013 was enacted to create the Autoridad Nacional de Ingresos (“Panama Revenue Authority” or “ANIP”) to replace the Dirección General de Ingresos (“General Directorate of Taxation” or “DGI”) of the Ministry of Economy and Finance. Following best international practices, this new agency was designed to have autonomy from the Government. The Government expected that the establishment of this new agency would result in increased tax collections, efficiency and greater fiscal transparency. ANIP was expected to be managed by a General Administrator appointed for a seven-year period and a board of directors that would oversee its performance and compliance with all legal requirements. In September 2014, the plenum of the Supreme Court of Justice declared Law No. 24 of 2013 unconstitutional, finding that the law usurped functions of the President and Ministry of Economy and Finance. The DGI accordingly continues to serve as the national tax authority.

As of June 2020, Panama had signed tax information exchange agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 17 countries, raising to 27 the number of counties with which Panama performs double taxation and prevention of fiscal evasion collaboration, including such countries with which Panama holds tax information exchange agreement.

Revenues and Expenditures

Period Ended December 31, 2020

The Central Government’s total revenues for 2020 were approximately U.S.$6,627.1 million, a 22.0% decrease compared to approximately U.S.$8,496.6 million in 2019. In 2020, capital expenditures were approximately U.S.$3,521.6 million, a 4.6% decrease compared to approximately U.S.$3,692.0 million in 2019. In 2020, Central Government’s current savings registered a deficit of approximately U.S.$1,379.9 million, approximately 2.6% of preliminary 2020 GDP and a 249.9% decrease compared to a surplus of approximately U.S.$920.4 million in 2019.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 12

Fiscal Performance – Central Government

	Period Ended December 31, (in millions of dollars)
	2019 (P)	2020 (P)
Total Revenues	8,497	6,627
Adjusted Current Revenue	8,487	6,612
Tax Revenue	5,499	3,975
Non Tax Revenues	2,988	2,637
Capital Income	10	14
Donations	0	1
Total Expenditures	11,258	11,513
Current Expenditures	7,566	7,992
Current Savings	920	(1,380)
Capital Expenditures	3,692	3,522
Deficit	(2,762)	(4,886)
% of GDP	(4.1)%	(9.2)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$9,761.0 million during 2020, a 21.2% decrease compared to approximately U.S.$12,382.8 million in 2019, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector registered a deficit of approximately U.S.$1,569.6 million in 2020, a 190.2% decrease compared to a surplus of approximately U.S.$1,739.6 million in 2019.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 13

Fiscal Performance – Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2019 (P)	2020 (P)
Total Revenues	12,383	9,761
Adjusted Current Revenue	12,329	9,733
Capital Income	11	19
Donations	0	1
Total Expenditures	14,296	15,111
Current Expenditures	10,650	11,348
Current Savings	1,740	(1,570)
Capital Expenditures	3,646	3,764
Deficit	(1,913)	(5,350)
% of GDP	(2.9)%	(10.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

Year Ended December 31, 2020

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2016 through 2020. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2016	2017	2018 (P)	2019 (P)	2020 (P)
Total Revenues	$7,731.3	$8,679.4	$9,010.3	8,496.6	6,627.1
Current Revenues	7,692.5	8,642.8	8,990.8	8,486.6	6,611.9
Tax Revenues	5,598.8	5,735.6	5,918.2	5,499.0	3,975.1
Direct	2,943.0	3,051.4	3,305.4	2,956.7	2,265.2
Indirect	2,655.8	2,684.2	2,612.8	2,542.3	1,709.9
Non Tax Revenues	2,093.7	2,907.2	3,072.6	2,987.6	2,636.8
Adjustments to Rent	—	—	—
Capital Gains	29.5	32.5	19.5	10.0	14.2
Donations	9.3	4.1	0.0	0.0	1.0
Total Expenditures	$9,934.2	$10,621.6	$11,081.6	11,258.2	11,513.4
Current Expenses	6,188.5	6,802.9	7,265.7	7,566.2	7,991.8
Wages and Salaries	2,505.2	2,851.7	3,120.2	3,210.9	3,510.6
Goods and Services	606.6	636.1	779.5	666.1	618.1
Transfers	1,949.1	2,040.1	2,117.3	2,280.0	2,363.8
Interest	997.3	1,071.2	1,148.3	1,258.4	1,416.1
Others	130.2	203.7	100.4	150.9	83.2
Current Savings	$1,504.1	$1,839.9	$1,725.1	920.4	(1,379.9)
% of GDP	2.7%	3.0%	2.7%	1.4%	(2.6)%
Total Savings	1,542.9	1,876.5	1,744.6	930.4	(1,364.7)
% of GDP	2.7%	3.0%	2.7%	1.4%	(2.5)%
Capital Expenditures	$3,745.8	$3,818.7	$3,815.9	3,692.0	3,521.6
Primary Balance	$(1,205.6)	$(871.0)	$(923.0)	(1,503.3)	(3,470.2)
% of GDP	(2.1)%	(1.4)%	(1.4)%	(2.3)%	(6.5)%
Surplus or Deficit	(2,202.9)	(1,942.2)	(2,071.3)	(2,761.6)	(4,886.3)
% of GDP	(3.8)%	(3.1)%	(3.2)%	(4.1)%	(9.2)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2016	2017	2018 (P)	2019 (P)	2020 (P)
Revenues:
General Government
Central Government	$7,568.5	$8,518.9	$8,823.3	$8,360.9	$6,492.5
CSS	3,379.9	3,560.2	3,656.4	3,711.9	3,055.5
Consolidated agencies	195.6	236.7	241.8	256.1	184.6
Total	11,144.0	12,315.8	12,721.5	12,328.9	9,732.5
Public Enterprises Operations Surplus (Deficit)	67.7	(3.8)	(39.9)	8.8	(92.9)
Nonconsolidated Agencies Surplus and Others	403.2	102.2	63.2	52.0	138.6
Capital Revenues	51.3	54.8	40.2	10.9	18.8
Donations	16.3	9.3	0.0	0.0	1.0
Total	$11,647.3	$12,441.9	$12,755.7	$12,382.8	9,761.0
Expenditures:
General Government
Central Government	4,569.7	4,978.6	5,409.9	5,456.4	5,884.0
CSS	2,973.9	3,252.3	3,451.4	3,629.7	3,726.9
Consolidated agencies	253.3	259.8	281.7	299.2	320.7
Total(2)	$7,797.0	$8,490.6	$9,143.1	$9,385.3	$9,931.6
Capital Expenditures	3,898.7	4,032.9	4,316.2	3,646.1	3,763.7
Total	$11,695.7	$12,523.5	$13,459.3	$13,031.4	$13,695.3
Debt Interest Paid	1,004.3	1,078.6	1,154.9	1,264.7	1,416.1
Total Consolidated Non-Financial Public Sector Expenditures	$12,700.1	$13,602.1	$14,614.2	$14,296.1	$15,111.4
Balance	(48.4)	(81.6)	(703.6)	(648.5)	(3,934.3)
Overall Surplus (Deficit)	$(1,052.7)	$(1,160.2)	$(1,858.5)	$(1,913.3)	$(5,350.4)
Percentage of GDP (nominal)	(1.8)%	(1.9)%	(2.9)%	(2.9)%	(10.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

Law No. 56 of September 17, 2013 created the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Law No. 19 of September 30, 2014, which amends Law No. 56 of 2013, excludes municipalities and community boards, the PCA, the CSS, Tocumen, S.A., Empresa Nacional de Autopista, S.A., Empresa de Transmisión Eléctrica, S.A., state universities and financial intermediaries.

The TSA initiative allows for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA has led to modernization of the Treasury, standardization of operating procedures, timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. The TSA has become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs. On May 28, 2015, the TSA was launched and unified 5,818 accounts that public entities held in local banks.

Pursuant to Law No. 56 of 2013, phase I of implementation of the TSA applies only to central government institutions, followed by phase II for decentralized entities and, lastly, phase III to public enterprises. In March 2016, the General Directorate of Treasury began investing TSA funds in short-term and overnight investments, resulting in interest income of approximately U.S.$9.3 million to the National Treasury. As of July 31, 2021, the TSA initiative was in phase III having incorporated over 80% of accounts holding public funds.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets; Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2020, BNP’s foreign assets amounted to U.S.$8.0 billion, an increase of 166.3% compared to U.S.$3.0 billion as of December 31, 2019. As of December 31, 2019, BNP’s foreign assets amounted to U.S.$3.0 billion, an increase of 68.6% compared to U.S.$1.8 billion as of December 31, 2018. As of December 31, 2018, BNP’s foreign assets amounted to U.S.$1.8 billion, a decrease of 24.2% compared to U.S.$2.3 billion as of December 31, 2017. As of December 31, 2017, BNP’s foreign assets amounted to U.S.$2.3 billion, a decrease of 34.2% compared to U.S.$3.6 billion as of December 31, 2016. As of December 31, 2016, BNP’s foreign assets increased to U.S.$3.6 billion (from U.S.$3.0 billion as of December 31, 2015), primarily due to risk diversification. Neither BNP nor the Government currently maintain gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 16

International Reserves(1)

	2016	2017	2018	2019	2020
Foreign Exchange	$3,480.9	$2,261.3	$1,696.0	$2,912.7	7,878.3
Reserve Position in IMF	73.1	77.5	75.7	75.2	78.4
Total(2)	$3,554.1	$2,338.7	$1,771.7	$2,988.0	$7,956.7

Note: Totals may differ due to rounding.

(1)	In millions of dollars
(2)	Foreign assets of BNP in millions of dollars

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2020, the financial service sector represented an estimated 8.7% of GDP in chained volume measure. In 2019, 2018, 2017 and 2016 the financial service sector represented 7.3%, 7.3%, 7.3% and 7.4% of GDP in chained volume measure, respectively.

The Banking Sector

Development of the banking sector has benefitted from the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2020, two official banks, 41 private sector general license banks, 17 international license banks and 10 representative offices constituted the banking sector. Of the 41 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of December 31, 2020, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.16.9 billion in assets. BNP with U.S.$16.9 billion in assets as of December 31, 2020, was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panamá), S.A., Banco de Bogotá, S.A. and Banco de Crédito del Perú.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2020 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	16,912
Caja de Ahorros	U.S.$	4,776
General License Banks(2)
Banco General, S.A.	U.S.$	16,940
Banistmo, S.A.	U.S.$	10,299
BAC International Bank Inc.	U.S.$	9,909
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	5,028
Banco de Bogotá, S.A.	U.S.$	2,354
Popular Bank Ltd., Inc.	U.S.$	1,384
Banco de Crédito del Perú	U.S.$	943

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2020, total assets of the banking sector were approximately $130.4 billion, approximately 4.3% higher than approximately U.S.$125.0 billion as of December 31, 2019. As of December 31, 2020, deposits in the banking sector were approximately U.S.$95.2 billion, approximately 8.1% higher than approximately U.S.$88.1 billion as of the same date in 2019.

The table below sets forth information on the banking sector at December 31 for each of the years 2016 through 2020:

TABLE NO. 18

The Banking Sector (in millions of dollars)

	As of December 31, 2020
	2016	2017	2018	2019	2020
Assets:
Liquid Assets:
Deposits in local banks	3,192	3,524	2,931	2,928	3,495
Deposits in foreign banks	18,164	13,723	13,858	16,388	21,614
Other	1,176	1,249	1,053	1,037	1,038
Total Liquid Assets	22,533	18,496	17,840	20,335	26,126
Loans	74,893	75,470	77,201	76,134	72,173
Investments in Securities	19,948	21,579	21,687	23,222	25,101
Other assets	3,666	4,165	4,767	5,299	6,952
Total Assets	121,039	119,709	121,495	124,990	130,352
Liabilities:
Deposits:
Internal:
Official	9,047	8,443	8,090	10,419	13,033
Public	38,459	40,513	41,599	42,399	45,821
Banks	3,229	3,480	2,976	3,028	4,086
Total Internal Deposits	50,735	52,436	52,666	55,846	62,940
External:
Official	198	122	95	141	185
Public	24,678	22,881	22,502	24,648	24,749
Banks	10,380	8,840	8,203	7,422	7,322
Total External Deposits	35,256	31,844	30,800	32,211	32,256
Total Deposits	85,991	84,280	83,466	88,057	95,196
Obligations	18,618	17,719	19,970	17,176	15,773
Other Liabilities	2,935	3,411	3,332	3,861	3,765
Total Liabilities	107,544	105,409	106,769	109,094	114,734
Capital and Reserves	13,495	14,300	14,726	15,896	15,618
Total Liabilities and Capital	121,039	119,709	121,495	124,990	130,352

Note: Totals may differ due to rounding.

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basel Accords at the time. This law was modified by Decree Law No. 2 of February 2, 2008.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a seven-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of one additional term, and may be removed only for cause. To provide for staggered terms, the initial terms of three members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the Office of the Superintendent of Banks, a full-time government official appointed by the President (without legislative ratification) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than U.S.$10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) consists of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits. The Superintendency of Banks may, in accordance with economic and financial conditions of the Republic, increase the required levels of local assets up to 100% of the local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure. Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions, whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on the ability of a bank to extend credit and issue guarantees to parties related to such bank. Related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. The supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without first replacing the management when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to U.S.$30,000 plus U.S.$35.00 per each U.S.$1.0 million in assets, up to a maximum charge of U.S.$100,000.

In 2008, the Banking Law was reformed by Decree Law No. 2 of February 22, 2008, effective as of August 25, 2008 (“Banking Reform Law”). The Bank Reform Law targeted new challenges and competition faced by the Panamanian banking system, with particular emphasis on the international market. Principal amendments included the following:

•

extending the regulatory authority of the Superintendency of Banks to cover corporations that, together with banks, form a bank group that includes bank holding companies. This authority also extends to nonbanking corporations affiliated with a bank group;

•	granting the Superintendency of Banks legal authority to take into consideration other types of risks, such as market risk, operational risk and country risk, in connection with capital requirements;

•	modifying the procedures to deal with banks with problems or financial distress to make them more expeditious and enhancing the ability of depositors to recover their savings; and

•

expanding the sanctioning authority of the Superintendency of Banks to cover the following areas: (i) noncompliance with provisions to prevent money laundering, funding of terrorism and related crimes; (ii) legal requirements on capital; (iii) banking liquidity; (iv) submission of documents and reports to the Superintendency of Banks; and (v) prohibitions and limitations imposed by the Banking Reform Law on banks and banking groups, including obligations of confidentiality.

In June 2014, FATF placed Panama on its list of jurisdictions with strategic AML and CFT deficiencies, also referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list on February 18, 2016. In May 2017, GAFILAT representatives conducted a two-week visit to Panama as part of the Fourth Round of Mutual Evaluation, which involves an evaluation of Panama’s AML and CFT systems and mechanisms; a final report from the evaluation, the MER, was presented during the GAFILAT plenary meeting in December 2017.

Since the completion of the Mutual Evaluation Report (the “MER”) in 2017, Panama has made progress on a number of its MER recommended actions to improve technical compliance and effectiveness, including enacting Law No. 70 of January 31, 2019, which introduced new tax offenses, making them predicate offences for money laundering, increasing obligations for resident agents, and addressing the shortcomings in the timeframe to submit suspicious activity reports. Panama is working on the implementation of its Action Plan by: (1) strengthening its understanding of the national and sectoral AML/CFT risk and using the findings to shape its national policies to mitigate the identified risks; (2) proactively identifying unlicensed money remitters, applying a risk-based approach to supervision of the Designated Non-Financial Businesses and Professions (“DNFBP”) sector and ensuring effective, proportionate, and dissuasive sanctions against AML/CFT violations; (3) ensuring adequate verification and update of beneficial ownership information by covered entities, establishing an effective mechanism to monitor the activities of offshore entities, assessing the existing risks of misuse of legal persons and arrangements to define and implement specific measures to prevent the misuse of nominee shareholders and directors, and ensuring timely access to adequate and accurate beneficial ownership information; and (4) ensuring effective use of financial intelligence units for money laundering investigations, demonstrating its ability to investigate and prosecute money laundering crimes involving foreign tax crimes and to provide constructive and timely international cooperation to investigate such offences, and continuing to focus on money laundering investigations in relation to high-risk areas identified in the MER. On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On May 5, 2016, the U.S. Treasury designated Abdul Waked, Nidal Waked and three other associates as drug kingpins and froze all of their U.S. assets and the U.S. assets of approximately 70 companies owned or controlled by them, among them a department store chain, a multi-use property development with an office building and a shopping mall, and Balboa Bank & Trust, Corp. On that same date, the Superintendency of Banks assumed administrative and operational control of Balboa Bank & Trust, Corp., a Panamanian bank, as a result of a notice from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, indicating that the bank was implicated in illicit activities conducted by the Waked Money Laundering Organization (“Waked MLO”). Also on May 5, 2016, OFAC determined that the Waked MLO had participated in trade-based schemes to launder drug proceeds on behalf of multiple international drug traffickers and their organizations. OFAC designated the Waked MLO, its two leaders, six Panama-based MLO associates, and 68 companies tied to the drug money laundering network each as Specially Designated Narcotics Traffickers pursuant to the Foreign Narcotics Kingpin Designation Act. As a result of the designations, the U.S. government froze all assets of the listed entities and individuals that were under the jurisdiction of the United States or in the control of U.S. persons and generally prohibited U.S. persons from entering into transactions with the listed entities and individuals, absent an appropriate license or other authorization. Abdul Waked proceeded to put his ownership interest in the three major properties into trust with BNP and all have subsequently been sold. On June 3, 2016, the Superintendency of Banks issued a statement reiterating the stability and soundness of the Panamanian banking system and stating that the designations do not represent a risk of contagion to the rest of the system. On October 6, 2017, Balboa Bank & Trust was acquired by Grupo Bancario BCT, and all economic sanctions imposed on this bank by the United States in 2016 were lifted.

Abdul Waked remains listed as a drug kingpin. In 2017 and 2018, Abdul Waked initiated two lawsuits against BNP and the Republic, alleging that BNP was part of a conspiracy to coerce him to sell his properties and claiming an aggregate U.S.$1.4 billion in damages. The trial court judge dismissed the lawsuit concerning the U.S.$165 million damages claim in connection with the sale of the department store chain, and Waked appealed to the Supreme Court. In 2019, the Supreme Court rejected Waked’s appeal relating to department store chain sale.

In the remaining lawsuit, concerning the U.S.$1,268 million damages claim in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties, the Republic was not properly served and presented a motion to dismiss, which is pending decision. In the meantime, the case on the merits is on hold. Under Panamanian law, the Republic is ultimately responsible for BNP’s liabilities. Although the Republic considers that the likelihood of recovery is remote, due to the vagaries of litigation, the outcome and the amount of a potential loss is difficult to ascertain.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. The General Manager of the bank is appointed by the Executive Branch of the Republic. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. BNP also offers a wide range of commercial banking services through its 93 branches and 271 ATMs throughout Panama. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, like the commercial banks, has the ability to make direct loans to the Government and to purchase notes issued by Panama. BNP has certain competitive advantages compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency of Banks.

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2020, were U.S.$16.9 billion, bank deposits were U.S.$8.2 billion, and net loans were U.S.$4.9 billion, of which U.S.$829.9 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of December 31, 2020, BNP’s capital and reserves represent 11.7% of its bank deposits and 5.7% of its total assets. BNP generated gross income of U.S.$361.1 million in 2020, U.S.$391.0 million in 2019, U.S.$360.7 million in 2018, U.S.$334.01 million in 2017 and U.S.$305.1 million in 2016. BNP’s net income was U.S.$125.3 million in 2020, U.S.$168.6 million in 2019, U.S.$183.9 million in 2018, U.S.$160.4 million in 2017 and U.S.$124.8 million in 2016.

As of December 31, 2020, BNP’s foreign assets were U.S.$7.9 billion, an increase of 170.5% compared to U.S.$2.9 billion as of December 31, 2019.

On July 23, 2020, Banco Nacional de Panamá executed two credit agreements with MIGA guaranties for a total amount of U.S.$510,000,000. On August 4, 2020, Banco Nacional de Panamá issued bonds in the international capital market for U.S.$1,000,000,000 with a 10-year term and a 2.5% coupon. The financing diversified the bank’s source of funds and improved its debt amortization profile.

The following table sets forth BNP’s balance sheet at December 31 for the years 2015 through 2020:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2016	2017	2018	2019	2020
Assets:
Cash and checks	265.7	311.0	236.2	219.9	299.7
Bank deposits	3,643.9	2,490.9	1,783.1	3,049.7	8,218.3
Total	3,909.6	2,801.9	2,019.3	3,269.6	8,518.0

Loans:
Domestic loans:
Public sector	406.1	219.7	464.3	311.9	829.9
Private sector	3,171.1	3,421.1	3,788.1	4,177.0	4,194.3
Less provisions(1)	(48.0)	(60.8)	(80.5)	(89.9)	(134.1)
Total (net)	3,529.2	3,580.0	4,171.9	4,399.0	4,890.1
Investments:	2,749.9	3,096.9	2,637.2	2,941.6	3,141.1
Net Fixed Assets	73.6	74.1	80.1	84.0	80.7
Other Assets	89.5	90.5	102.7	56.8	206.4
Total	10,408.9	9,740.5	9,140.4	10,823.4	16,872.9
Liabilities:
Deposits	9,411.6	8,608.1	8,067.7	9,446.9	13,989.0
Other Liabilities	240.2	265.0	227.7	214.9	220.7
Total	9,651.8	8,873.1	8,330.6	9,921.9	15,910.7
Capital and Reserves	757.1	867.4	809.8	901.5	962.2
Total Liabilities and Capital	10,408.9	9,740.5	9,140.4	10,823.4	16,872.9

(1)	Includes unearned interest and commissions and loan loss reserves.

Note: Totals may differ due to rounding.

  Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 59 branches as well as 289 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2020, were U.S.$4.7 billion (a 0.10% decrease from 2019) and total deposits were U.S.$761.9 million (a 28.7% decrease from 2019). Total net loans held by Caja de Ahorros, as of December 31, 2020, were U.S.$3.2 billion (a 6.1% increase from 2019). Caja de Ahorros had net income of U.S.$10.7 million in 2020, compared to net income of U.S.$7.7 million in 2019, mainly due to an increase in net income from interest and commissions. In accordance with the law that governs Caja de Ahorros, the Government is responsible for the liabilities of Caja de Ahorros.

In June 2020, Caja de Ahorros executed (i) a $250 million credit facility with Kairos Global Solutions S.A., which was guaranteed by the Multilateral Investment Guarantee Agency (“MIGA”) with non-honoring of sovereign financial obligations coverage, with proceeds used to support social housing, and (ii) a $150 million credit facility with BBVA, which was guaranteed by MIGA with non-honoring of sovereign financial obligations coverage, with proceeds used to provide working capital loans to small and medium sized enterprises in the country during the COVID-19 pandemic.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to U.S.$9.0 million in principal and U.S.$15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2019, figures indicate that BDA had U.S.$192.8 million in net loans on its books. As of December 31, 2019, the total assets of BDA were U.S.$382.6 million. BDA had a net loss of U.S.$13.0 million in 2019.

BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2020, BHN’s net loan portfolio was U.S.$94.2 million and its total assets amounted to U.S.$346.0 million. BHN had a net loss of U.S.$5.1 million in 2020.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$8.1 billion in 2020, La Bolsa remains a small portion of the financial services sector. Equity trades represented 2.4% of 2020 trading volume.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system.

Interest Rates. In 2020, the average interest rate paid by Panamanian banks for one-year deposits was 2.92%, while the interest rate for personal credit transactions averaged 8.70%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.78% in 2020.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2020, there were 23 insurance companies and 3,234 insurance brokerages. The 3,234 insurance brokerages consisted of 2,782 individual brokers, 393 brokerage companies and 59 temporary permissions. The total registered assets of the insurance companies, as of December 31, 2020, equaled U.S.$3.3 billion. In 2016, the insurance sector grew by 5.8% as compared to 2015. In 2017, the insurance sector grew by 9.8% as compared to 2016.The insurance sector grew by 9.6% for the year 2018 as compared to 2017. In 2019, the insurance sector grew by 6.2% as compared to 2018. In 2020, the insurance sector grew 5.8% compared to 2019.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. In November 2020, there were 194 locally incorporated companies participating in this industry.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector and the limited scope of domestic manufacturing capability and agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process and in certain cases eliminated the duties altogether.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs, to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

Panama, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua signed the Free Trade Agreement between Central America and Panama on March 6, 2002 in Panama City, Panama. The Agreement entered into force on November 21, 2009, and contains provisions for the establishment of a tariff reduction program, specific rules of origin, and restrictions on investment reserves and cross-border trade in services.

A trade agreement with Peru that was approved by the Assembly in December 2011 became effective on May 1, 2012.

Panama and the United States signed a trade agreement in 2007 that entered into force on October 31, 2012, eliminating immediately 99.7% of U.S. tariffs on industrial goods from Panama.

The European Free Trade Association (“EFTA”) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a trade agreement with Panama and Costa Rica on June 24, 2013. The EFTA trade agreement was approved by Panama through Law No. 4 of April 7, 2014, and entered into force on August 19, 2014. The EFTA agreement covers trade in goods and services, investment, competition, protection of intellectual property rights, government procurement, sustainable development and cooperation.

Panama and Mexico signed a trade agreement on April 3, 2014 that became effective on July 1, 2015.

In November 2015, Panama submitted to the WTO its acceptance of the Protocol for the Trade Facilitation Agreement, which contains provisions for expediting the movement, release, and clearance of goods, including goods in transit, and sets forth measures for cooperation between customs and other appropriate authorities on trade facilitation and customs compliance issues. The WTO Trade Facilitation Agreement entered into force on February 22, 2017.

In December 2009, Panama and Colombia announced that they would begin negotiations on an agreement to increase trade and economic integration. On September 20, 2013, Panama and Colombia signed a trade agreement intended to replace the Panama-Colombia Partial Scope Agreement, which had been in place since 1995. In January 2015, Panama suspended ratification of the 2013 trade agreement with Colombia due to an unresolved tariff dispute that Panama has submitted to WTO dispute settlement. For more information on the trade agreement and tariff dispute with Colombia, see “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

Panama signed a partial scope agreement with Trinidad and Tobago on October 3, 2013 that the Assembly approved on March 20, 2015. During 2015, Panamanian exports to Trinidad and Tobago, other than CFZ exports, totaled U.S.$7.6 million (1.1% of total 2015 exports). Imports from Trinidad and Tobago, other than CFZ imports, amounted to U.S.$9.4 million (0.1% of total 2015 imports).

On February 21, 2018, Panama signed a free trade agreement with the Republic of Korea that will gradually eliminate duties on approximately 95 percent of the goods and services traded between the two countries. The agreement is subject to parliamentary approval in both countries.

On May 17, 2018, Panama and Israel signed a free trade agreement, which was ratified by the Cabinet on August 27, 2019, and by the National Assembly on October 31, 2019.

On July 10, 2018, Panama and China launched their first round of trade negotiations.

Composition of Foreign Trade

In 2020, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1,725.5 million, an increase of 14.7% compared to U.S.$1,504.3 million in 2019, in part due to higher exports of copper ores and concentrates, bananas and fresh fish filet. The increase in exports of copper ores and concentrates was due mainly to the Cobre Panama project, which produced 205,548 tons of copper concentrate and generated gross sales of US$1,455 million in 2020. See “—Foreign Direct Investment” for more information about the Cobre Panama project’s copper production. In 2020, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$8,076.8 million, a decrease of 37.1% compared to U.S.$12,835.6 million in 2019, in part due to lower imports of consumer goods, specifically fuels lubricants and related products.

In 2020, banana and pineapple exports recorded a preliminary total of U.S.$158.9 million, a 7.2% increase from U.S.$148.3 million in 2019, primarily due to higher exports of bananas. In 2019, banana and pineapple exports recorded a preliminary total of U.S.$148.3 million, a 24.0% increase from U.S.$119.5 million in 2018, primarily due to higher exports of bananas. In 2018, banana and pineapple exports recorded a preliminary total of U.S.$119.5 million, a 5.0% increase from U.S.$113.9 million in 2017, primarily due to higher exports of bananas. In 2017, banana and pineapple exports recorded a total of U.S.$113.9 million, a 10.5% increase from U.S.$103.1 million in 2016, primarily due to higher exports of bananas. In 2016, banana and pineapple exports totaled U.S.$103.1 million, a 12.5% decrease from U.S.$117.8 million in 2015, primarily due to lower exports of pineapples.

In 2020, shrimp exports recorded a preliminary total of U.S.$17.3 million, a 47.7% decrease from U.S.$33.0 million in 2019, primarily due to lower sales in the United States. In 2019, shrimp exports recorded a preliminary total of U.S.$33.0 million, a 33.9% decrease from U.S.$50.0 million in 2018, primarily due to lower sales in the United States. In 2018, shrimp exports recorded a preliminary total of U.S.$50.0 million, a 20.1% decrease from U.S.$62.5 million in 2017, primarily due to lower sales in the United States. In 2017, shrimp exports recorded a total of U.S.$62.5 million, a 5.6% decrease from U.S.$66.3 million in 2016, primarily due to lower sales in the United States. In 2016, shrimp exports totaled U.S.$66.3 million, a 0.6% decrease from U.S.$66.7 million in 2015, primarily due to lower sales in the United States.

In 2020, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$56.9 million, a 23.0% increase from U.S.$46.3 million in 2019 due to an increase in the catch of fish and other marine species. In 2019, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$46.3 million, a 22.3% decrease from U.S.$59.6 million in 2018 due to a decrease in the catch of fish and other marine species. In 2018, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$59.6 million, a 15.0% decrease from U.S.$70.0 million in 2017 due to a decrease in the catch of fish and other marine species. In 2017, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$70.0 million, a 1.4% increase from U.S.$69.0 million in 2016 due to an increase in the catch of fish and other marine species. In 2016, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$69.0 million, a 19.3% decrease from U.S.$85.6 million in 2015 due to a decrease in the catch of fish and other marine species.

In 2020, fishmeal exports recorded a preliminary total of U.S.$52.0 million, a 30.3% decrease from U.S.$74.6 million in 2019, primarily due to a decrease in export volumes because of the COVID-19 pandemic. In 2019, fishmeal exports recorded a preliminary total of U.S.$74.6 million, a 56.6% increase from U.S.$47.6 million in 2018, primarily due to growth in export volumes from increased demand. In 2018, fishmeal exports recorded a preliminary total of U.S.$47.6 million, a 21.3% increase from U.S.$39.3 million in 2017, primarily due to growth in export volumes from increased demand. In 2017, fishmeal exports recorded a total of U.S.$39.3 million, a 12.7% increase from U.S.$34.8 million in 2016, primarily due to growth in export volumes from increased demand. In 2016, fishmeal exports totaled U.S.$34.8 million, a 10.4% increase from U.S.$31.5 million in 2015, primarily due to growth in export volumes from increased demand.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2016(R)	2017(R)	2018(R)	2019(R)	2020(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Copper minerals and concentrates	—	—	—	792.6	1,065.6
Bananas	88.8	100.7	105.9	137.6	151.3
Muskmelon	3.6	2.8	1.0	1.5	1.2
Watermelon	15.7	9.2	9.2	12.3	10.3
Sugar	30.7	22.8	28.4	24.9	25.9
Shrimp	66.3	62.5	50.0	33.0	17.3
Coffee	25.1	24.0	19.0	27.0	24.9
Fishmeal(3)	34.8	39.3	47.6	74.6	52.0
Fresh and frozen fish filet	69.0	70.0	59.6	46.3	56.9
Other seafood(4)	2.6	1.4	1.9	1.6	0.6
Gold	—	—	—	—	—
Pineapples	14.2	13.2	13.6	10.7	7.5
Clothing	4.9	5.7	5.2	7.2	3.6
Meat from cattle	15.8	19.1	19.8	32.2	29.8
Standing cattle	—	—	—	—	—
Leather and similar products	9.2	5.6	2.6	1.9	1.6
Other	254.1	283.7	308.3	300.9	277.0
Total	634.8	659.9	672.3	1,504.3	1,725.5
Re-exports other than CFZ	138.9	154.8	146.2	156.5	174.2
Total	$773.7	$814.8	$818.5	$1,660.8	$1,899.7

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.
(4)	As of 2016, other seafood is presented in the “other seafood” category.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2016(R)	2017(R)	2018(R)	2019(R)	2020(P)
Consumer Goods	$5,313.1	$5,872.6	$6,365.6	$6,258.1	$3,981.2
Non-durable	1,711.2	1,822.5	1,969.5	2,073.2	1,834.6
Semi-durable	1,513.1	1,587.7	1,575.1	1,562.8	955.9
Domestic utensils	537.3	519.0	506.8	507.5	330.8
Fuels and lubricants	1,551.4	1,943.4	2,314.2	2,114.6	859.9
Intermediate Goods	2,960.5	3,219.7	3,310.7	3,161.4	2,250.9
Agricultural raw materials	216.1	272.4	299.8	315.1	308.0
Industrial raw materials	1,771.6	1,767.4	1,825.0	1,866.4	1,441.0
Construction materials	845.0	1,046.7	1,037.0	843.0	409.9
Other intermediate goods	127.8	133.2	148.9	136.8	92.0
Capital Goods	3,419.7	3,627.5	3,556.6	3,417.0	1,844.7
Agricultural	69.0	65.9	61.8	45.7	39.8
Industrial, construction and electricity	1,135.1	1,304.7	1,229.4	1,143.5	647.6
Transportation equipment and telecommunication	1,265.9	1,003.9	985.2	1,063.8	529.5
Other capital goods	949.7	1,253.0	1,280.2	1,163.2	627.8
Total	$11,693.4	$12,719.8	$13,233.0	$12,835.6	$8,076.8

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2020, trade with the United States represented 6.1% and 25.6% of total goods exported and imported, respectively. In 2019, trade with the United States represented 6.6% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.8% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively. In 2015, trade with the United States represented 20.5% and 25.6% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica as an export destination and Japan and Brazil as sources of imports.

In 2020, Panama’s largest trading partners for exports were China, Spain, and the Netherlands, with exports amounting to U.S.$370.0 million, U.S.$217.2 million, and U.S.$141.3 million, respectively. In 2019, Panama’s largest trading partners for exports were the Netherlands, the United States and China, with exports amounting to U.S.$143.4 million, U.S.$98.6 million and U.S.$59.7 million, respectively.

In 2020, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,070.1 million, U.S.$851.0 million and U.S.$406.3 million, respectively. In 2019, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,264.0 million, U.S.$1,290.1 million and U.S.$617.1 million, respectively.

In 2020, Panama’s imports from the CFZ totaled U.S.$608.7 million, a decrease of 37.2% compared to U.S.$968.8 million in 2019.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the World Trade Organization (“WTO”) against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia are in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 5, 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On February 20, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the DSU, nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body. The Appellate Body advised that the DSB would inform the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. Scheduling of the hearing is unlikely until the WTO members reach a solution to the current impasse regarding appointments to the WTO Appellate Body.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2015(R)	2016(R)	2017(R)	2018(P)	2019(P)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	18.9%	20.7%	18.5%	16.9%	6.6%
Mexico	1.9	1.0	1.0	1.2%	1.1%
Central America and the Caribbean:
Costa Rica	7.7	6.0	5.3	5.4	2.5
Guatemala	1.4	1.7	1.7	2.1	1.2
Colón Free Zone	3.8	3.4	3.5	4.6	3.3
Other	9.2	9.1	8.1	8.4	3.7
Total	22.1	20.3	18.7	20.6	10.7
South America:
Venezuela	0.1	0.1	0.2	0.1	0.1
Colombia	1.2	1.3	1.8	1.2	0.5
Brazil	0.2	0.7	1.0	1.2	0.3
Other	4.7	3.5	2.5	2.9	1.0
Total	6.2	5.6	5.5	5.3	1.9
TOTAL	49.2	47.5	43.6	44.0	20.3
Europe:
Germany	13.2	2.9	1.5	1.2	7.4
Spain	2.5	2.4	3.6	3.1	4.8
Italy	2.6	2.1	1.3	1.9	0.5

Netherlands	4.1	15.3	16.5	17.0	9.5
United Kingdom	1.3	2.1	1.4	1.4	0.7
Other	3.8	5.0	3.4	4.2	3.1
Total	27.6	29.9	27.7	28.7	26.0
Other Countries	23.3	22.6	28.7	27.3	53.7
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

	2015(R)	2016(R)	2017(R)	2018(P)	2019(P)
Imports (C.I.F.):
Western Hemisphere:
United States and Canada	26.8%	26.6%	24.9%	25.7%	26.2%
Mexico	5.1	5.3	4.9	4.8	4.8
Central America and the Caribbean:
Costa Rica	3.7	3.9	3.7	3.4	3.7
Guatemala	1.5	1.5	1.4	1.5	1.6
Colón Free Zone	8.7	8.3	7.3	7.1	7.5
Other	13.9	14.3	16.3	18.4	17.6
Total	59.8	59.8	58.6	60.9	61.5
South America:
Venezuela	0.2	0.2	0.1	0.0	0.0
Colombia	3.0	3.1	2.6	2.5	2.8
Brazil	1.3	1.8	2.3	1.8	1.5
Other	2.3	2.8	3.2	3.6	3.2
Total	6.8	7.8	8.1	7.9	7.6
TOTAL	66.6	67.7	66.7	68.9	69.0
Europe:
Germany	2.3	2.2	2.4	2.1	1.9
Spain	2.8	2.3	2.2	2.6	3.8
Italy	2.2	1.5	1.3	1.1	1.1
Netherlands	0.5	1.0	0.6	0.5	0.4
United Kingdom	0.8	0.6	0.5	0.6	0.6
Other	3.5	4.0	3.9	3.7	3.7
Total	12.2	11.5	10.9	10.6	11.6
Japan	2.4	2.7	2.2	2.0	2.0
China	9.6	9.2	9.8	10.1	10.1
Other Countries	9.2	8.9	10.5	8.4	7.3
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2020 was U.S.$588.7 million, a decrease of U.S.$3,731.7 million or 86.4% from U.S.$4,320.4 million in 2019. Reinvested earnings was the source of -77.6% of FDI in 2020. In 2020, -73.5% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 251.1% of FDI was from other capital. Of gross FDI, U.S$ -.47.4 million corresponds to capital invested in the CFZ in 2020, a decrease of U.S.$514.8 million compared to the same period in 2019.

Cobre Panama is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea, in Donoso District, Colón province. The concession contract for the mine is held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). The concession was initially agreed upon for a period of 20 years, beginning on February 28, 1997, and has two extension options for two subsequent 20-year periods. Resolution No. 128 of 2016 approved the first 20-year extension.

On June 14, 2019 Minera Panamá made the first shipment abroad with a ship loaded with 31,200 tons of copper. In 2020, Cobre Panama produced 205,548 tons of copper concentrate, 84,667 ounces of gold and 1.6 million ounces of silver. In the first half of 2021, Cobre Panama produced approximately 164,000 tons of copper concentrate and generated gross sales of U.S.$1,683 million.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2015 through 2019:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

(in thousands of U.S.$)

	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
EUROPE	831,965	462,372	(404,375)	727,077	821,078
European Union	665,121	218,384	(936,951)	725,808	838,007
Germany	14,443	(4,587)	43,315	50,239	175,365
Belgium	(8,476)	4,194	1,116	7,125	(3,379)
Denmark	23,897	10,589	(965)	2,899	135
Spain	99,076	85,203	220,054	(53,551)	(68,621)
France	(80,074)	(36,224)	9,577	(4,625)	20,409
Italy	40,167	59,320	52,910	118,201	70,048
Netherlands	398,343	(151,696)	(25,526)	268,771	432,627
United Kingdom	160,309	262,843	(1,257,183)	246,158	175,798
Sweden	9,969	3,022	3,664	(10,585)	5,789
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, and Finland	7,467	(14,280)	16,087	101,177	29,835
Other European Countries	166,843	243,988	532,576	1,268	(16,928)

Andorra	3,394	5,120	2,889	1,006	749
Norway	12	(1,353)	44	(642)	(117)
Switzerland	161,148	232,390	547,291	(14,823)	(40,948)
Other countries(1): Liechtenstein, Russia and Turkey	2,289	7,831	(17,648)	15,727	23,387
AFRICA	0	0	4,156,533	3,379,294	3,060,946
South Africa	0	0	3,153,604	2,650,247	954,302
AMERICA	3,476,770	3,576,200	2,141,537	1,529,389	1,603,211
North America	2,192,862	1,685,304	787,903	1,027,941	(565,304)
Canada	1,387,067	636,833	224,164	92,918	(83,605)
United States	711,220	1,058,698	453,036	380,125	473,789
Mexico	94,575	(10,227)	(2,425)	(8,485)	(327)
Central America and the Caribbean	385,301	256,315	86,238	50,346	45,364
Aruba	(3,400)	(5,457)	(1,424)	802	757
Bahamas	41,611	28,944	104,420	150,081	154,822
Barbados	(604)	(1,065)	2,009	(5,378)	(668)
Costa Rica	78,510	7,433	34,607	35,319	23,020
Cuba	(1,997)	(6,020)	16,146	25,732	(18,593)
El Salvador	15,983	24,025	1,222	(3,719)	15,856
Guatemala	29,239	44,466	10,419	10,092	2,862
Honduras	13,497	(52,669)	31,352	41,136	150,139
Jamaica	66,625	15,574	22,613	492	24,372
Nicaragua	11,958	29,044	20,402	18,858	6,489
Puerto Rico	(2,095)	(4,538)	29,603	32,412	28,167
Dominican Republic	32,637	49,914	97,854	32,438	41,529

Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	103,337	126,664	549,893	348,922	1,632,855
South America	898,607	1,634,581	(7,851)	(73,527)	90,837
Argentina	1,071	40,449	(293)	(17)	3,858
Bolivia	8	(8)	(50,231)	(170,367)	21,730
Brazil	153,688	63,744	14,692	(39,043)	7,475
Chile	89	19,769	445,913	582,674	1,082,587
Colombia	659,450	912,741	28,777	18,135	231,281
Ecuador	27,793	300,017	24,582	(4,040)	20,485
Peru	26,442	17,834	94,304	35,107	174,602
Venezuela	30,067	280,035	300,841	572,054	89,245
ASIA	523,395	692,598	344	(636)	1,956
Middle and Near East	(2,401)	(768)	1,779	667	1,708
Israel	(450)	(1,240)	(1,435)	(1,303)	248
Lebanon(2)	(1,951)	472	(4,089)	214,168	55,429
Central Asia, southern and other Persian Gulf countries	83,815	14,411	13	(895)	(1,937)
India	(1,366)	2,664	(3,748)	174,018	59,602
Singapore	77,333	19,778	(354)	41,045	(2,236)
Other countries(1): Philippines, Pakistan, Saudi Arabia and Lebanon	7,848	(8,031)	304,586	358,522	31,860

East Asia	441,980	678,955	(28,320)	(569)	(1,418)
China, Hong Kong	(1,963)	10,809	51,562	32,575	45,096
China, People’s Republic of	33,411	124,836	(48,853)	93,835	99,835
Republic of Korea (South of Korea)	313,835	259,066	(42,638)	36,602	50,278
Japan	(4,496)	59,482	372,835	196,079	(161,931)
Republic of China (Taiwan)	101,194	224,762	123,646	402,128	349,107
OTHER COUNTRIES:(1) Angola, Uruguay, Australia and South Africa(3)	(276,140)	14,252	0	0	0

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2015 through 2019:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment (in thousands of U.S.$)
	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
Agriculture, cattle, hunting and forestry	5,600	(71,301)	(18,101)	1,674	5,182
Mining and quarrying	1,673,109	801,053	2,061,397	1,610,002	1,626,366
Manufacturing industries	(7,634)	220,819	315,730	118,979	556,755
Electricity, gas and water supplies	109,862	198,393	22,274	(136,479)	119,890
Construction	299,984	208,308	280,171	(58,404)	199,080

Wholesale and retail	973,664	904,430	1,128,987	1,932,436	1,726,603
Transport, storage and mail	208,695	546,741	(484,314)	(226,817)	(474)
Hotels and restaurants	87,448	255,871	45,118	(7,458)	28,682
Information and communication	402,839	242,069	133,403	152,008	253,099
Finance and insurance activities	708,605	1,022,395	379,487	484,719	740,407
Real estate activities	(67,467)	116,847	(40,614)	141,101	10,841
Professional, scientific and technical activities	61,595	60,924	21,989	161,253	32,327
Administrative activities and support services	37,033	32,290	88,267	865,076	(978,993)
Education	19,566	49,339	47,786	(2,791)	60,904
Social and health related services	7,896	4,792	23,925	(23,813)	7,858
Arts, entertainment and related activities	39,719	27,595	49,807	64,180	(66,232)
Other services activities	(4,522)	124,857	121,333	4,884	(1,921)

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

The nature of the Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. Specifically, in the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF, which prescribed a different methodology from that previously used to calculate Panama’s balance of payments. Figures for years 2015 to 2019 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

In 2020, Panama registered an overall surplus of U.S.$5,643 million, compared to an overall surplus of U.S$1,958.3 million in 2019, mainly due to an increase in other capital assets and a lower value of imports. In 2019, Panama registered an estimated overall surplus of U.S.$1,958.3 million, compared to an overall deficit of U.S.$455.2 million in 2018, mainly due to an increase in portfolio investment and a lower value of imports. In 2018, Panama registered an estimated overall deficit of U.S.$455.2 million, compared to an overall deficit of U.S.$1,292.6 million in 2017, mainly due to an increase in foreign investment. In 2017, Panama registered an estimated overall deficit of U.S.$1,292.6 million, compared to an overall surplus in 2016 of U.S.$1,327.3 million. In 2016, Panama registered an overall surplus of U.S.$1,327.3 million, compared to an overall deficit in 2015 of U.S.$984.5 million, primarily due to increased foreign investment and a lower value of imports.

In 2020, the current account balance recorded a surplus of U.S.$1,233.1 million, an increase of 137% compared to a current account deficit of U.S.$3,332.5 million in 2019. This was primarily due to a 35.6% decrease in the value of imports to U.S.$14,347.1 million in 2020 compared to U.S.$22,261.3 million in 2019. In 2019, the current account balance recorded a deficit of U.S.$3,332.5 million, a decrease of 37.8% compared to a current account deficit of U.S.$5,355.1 million for 2018. This was primarily due to a 7.1% decrease in the value of imports to U.S.$22,261.3 million for 2019, compared to U.S.$23,968.8 million during 2018. In 2018, the current account balance recorded a deficit of U.S.$5,355.1 million, an increase of 45.0% compared to a current account deficit of U.S.$3,692.1 million for 2017. This was primarily due to a 7.5% increase in the value of imports to U.S.$23,968.8 million for 2018, compared to U.S.$22,291.2 million during 2017. In 2017, the current account balance recorded a deficit of U.S.$3,692.1 million, a decrease of 20.3% compared to a current account deficit of U.S.$4,634.0 million for 2016. This was primarily due to a 7.7% increase in the value of imports to U.S.$22,291.2 million for 2017, compared to U.S.$20,699.4 million during 2016. For 2016, the current account balance recorded a deficit of U.S.$4,634.0 million, a decrease of 4.4% compared to a current account deficit of U.S.$4,848.3 million in 2015, primarily due to an 8.2% decrease in the value of imports to U.S.$20,699.4 million in 2016, compared to U.S.$22,550.4 million in 2015.

For 2020, the capital and financial account balance recorded a surplus of U.S.$4,952.6 million, a decrease of 26.0% compared to a capital and financial account surplus of U.S.$6,694.3 million in 2019. For 2019, the capital and financial account balance recorded a surplus of U.S.$6,694.3 million, an increase of 13.0% compared to a capital and financial account surplus of U.S.$5,926.5 million for 2018. For 2018, the capital and financial account balance recorded a surplus of U.S.$5,926.5 million, an increase of 30.8% compared to a capital and financial account surplus of U.S.$4,530.6 million for 2017. For 2017, the capital and financial account balance recorded a surplus of U.S.$4,530.6 million, a decrease of 44.4% compared to a capital and financial account surplus of U.S.$8,154.1 million for 2016. For 2016, the capital and financial account balance recorded a surplus of U.S.$8,154.1 million, an increase of 47.7% compared to a capital and financial account surplus of U.S.$5,522.1 million in 2015, primarily due to increased foreign investment.

In 2020, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$623.7 million, a decrease of 83.0% compared to net inflows of U.S.$3,686.0 million in 2019. In 2020, foreign portfolio investment recorded net inflows of U.S.$2,725.3 million, compared to net inflows of U.S.$3,786.1 million in 2019. In 2020, other capital recorded net inflows of U.S.$1,589.0 million, compared to net outflows of U.S.$799.9 million in 2019.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the Colon Free Trade Zone (CFZ) and the significant amount of merchandise passing through it. In 2020, Panama had U.S.$7,367.1 million in non-CFZ merchandise imports, a decrease of 37.3% from U.S.$11,751.2 million during 2019. Imports to the CFZ for 2020 were U.S.$6,662.7 million, a 23.0% decrease from U.S.$8,655.3 million for 2019. In 2020, non-CFZ merchandise exports totaled an estimated U.S.$1,725.5 million, a 14.7% increase compared to U.S.$1,504.3 million for 2019. CFZ re-exports for 2020 were estimated to be U.S.$7,757.0 million, a 21.0% decrease from U.S.$9,814 million for 2019. In 2019, Panama had U.S.$11,751.2 million in non-CFZ merchandise imports, a decrease of 3.0% from U.S.$12,113.7 million during 2018. Imports to the CFZ for 2019 were U.S.$8,655.3 million, a 11.4% decrease from U.S.$9,772.9 million for 2018. In 2019, non-CFZ merchandise exports totaled an estimated U.S.$1,504.3 million, an 84.1% increase compared to U.S.$672.3 million for 2018. CFZ re-exports for 2019 were estimated to be U.S.$9,814.0 million, a 9.2% decrease from U.S.$10,808.1 million for 2018. In 2018, Panama had U.S.$12,113.7 million in non-CFZ merchandise imports, an increase of 4.1% from U.S.$11,640.5 million in 2017, while imports to the CFZ for 2018 were U.S.$9,772.9 million, a 6.2% increase from U.S.$9,202.3 million in 2017. Meanwhile, Panama had an estimated U.S.$672.3 million in non-CFZ merchandise exports in 2018, a 3.9% increase compared to U.S.$660.0 million in 2017, while CFZ re-exports for 2018 were estimated to be U.S.$10,808.1 million, a 3.6% increase from U.S.$10,431.6 million in 2017.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$5.4 billion (15.2% of GDP in chained volume measure) in 2020, a decrease from U.S.$10.4 billion (24.1% of GDP in chained volume measure) during 2019. The deficit, excluding the CFZ, was U.S.$10.4 billion (24.1% of GDP in chained volume measure) in 2019, a decrease from U.S.$11.8 billion (28.2% of GDP in chained volume measure) during 2018. The deficit, excluding the CFZ, was U.S.$11.8 billion (28.2% of

GDP in chained volume measure) in 2018, an increase from U.S.$11.2 billion (27.8% of GDP in chained volume measure) in 2017. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2019, the merchandise trade deficit including the CFZ was U.S.$9.3 billion (21.6% of GDP in chained volume measure), a decrease from U.S.$10.6 billion (25.4% of GDP in chained measure) in 2018. In 2018, the merchandise trade deficit including the CFZ was U.S.$10.6 billion (25.4% of GDP in chained volume measure), an increase from U.S.$9.8 billion (24.4% of GDP in chained measure) in 2017. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2020, the service sector had a net balance of payments surplus of U.S.6.4 billion, a decrease of 33.0% from U.S.$9.6 billion compared to 2019. In 2019, the service sector had a net balance of payments surplus of U.S.$9.6 billion, an increase of 0.1% from U.S.$9.5 billion compared to 2018. In 2018, the service sector had a net balance of payments surplus of U.S.$9.5 billion, an increase of 2.6% from U.S.$9.3 billion in 2017. In 2016, the service sector had net balance of payments surplus of U.S.$8.1 billion.

The following table sets forth Panama’s balance of payments for the years 2016 through 2020:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2016(P)	2017(P)	2018(P)	2019(P)	2020(P)
Current Account:
Goods Trade(2)
Exports	11,687.0	12,469.6	13,355.6	13,213.9	10,240.0
Imports	(20,699.4)	(22,291.2)	(23,968.8)	(22,261.3)	(14,347.1)
Balance	(9,012.4)	(9,821.5)	(10,613.2)	(9,047.4)	(4,107.1)
Services	8,056.9	9,296.8	9,540.9	9,550.7	6,396.4
Rent(3)	(3,559.3)	(3,043.0)	(4,212.5)	(3,804.4)	(1,187.5)
Unilateral Transfers(4)	(119.2)	(124.4)	(70.2)	(31.3)	131.2
Balance	(4,634.0)	(3,692.1)	(5,355.1)	(3,332.5)	1,233.1
Capital and Financial Account:
Capital Account	24.0	25.2	22.7	22.1	11.1
Financial Account	8,130.1	4,505.4	5,903.8	6,672.2	4,941.5
Direct Investment	4,652.2	4,314.5	5,134.1	3,686.0	627.3
Portfolio Investment	856.3	348.4	528.9	3,786.1	2,725.3
Other Capital	2,621.6	(157.4)	240.8	(799.9)	1,589.0
Assets	642.5	3,590.8	(987.1)	(229.7)	1,402.7
Liabilities	1,979.1	(3,748.3)	1,228.0	(570.2)	186.2
Balance	8,154.1	4,530.6	5,926.5	6,694.3	4,952.6
Errors and Omissions (net)	(2,192.8)	(2,131.2)	(1,026.6)	(1,403.5)	(542.7)

Overall Surplus (Deficit)	1,327.3	(1,292.6)	(455.2)	1,958.3	5,643.0
Financing	(1,327.3)	1,292.6	455.2	(1,958.3)	(5,643.0)
Total Reserves	(608.9)	971.1	632.3	(1,227.1)	(5,550.3)
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	(718.4)	321.5	(177.1)	(731.2)	(92.7)

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and remittances.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

For information regarding Panama’s international reserves, see “Public Finance—International Reserves”.

PUBLIC SECTOR DEBT

Internal Debt

As of December 31, 2020, public sector internal debt outstanding totaled approximately U.S.$7,142.5 million, an increase of 5.1% compared to U.S.$ 6,795.3 million as of December 31, 2019, primarily due to the issuance of U.S.$325,000,000 of Panama’s 3.750% Euroclearable Treasury Notes due 2026. As of December 31, 2020, Panama’s public sector internal debt as a percentage of GDP was 13.5% (based on estimated nominal GDP of U.S.$52.9 billion for 2020), compared to 10.2.% as of December 31, 2019 (based on estimated nominal GDP of U.S.$66.8 billion for 2019). As of December 31, 2020, Panama’s public sector internal debt represented approximately 19.3% of total public sector debt, compared to 21.9% as of December 31, 2019.

As of December 31, 2020, public sector entities, official banking institutions and BNP in particular held U.S.$302.9 million or 4.2% of Panama’s internal debt. The remaining U.S.$6,839.6 million or 95.8% of Panama’s internal debt was outstanding in the market and held by private creditors.

As of December 31, 2020, total public debt was U.S.$36,959.9 million. Internal public debt accounted for 19.3% of total debt, while external public debt accounted for 80.7% of total debt. The average maturity of the debt portfolio as of December 31, 2020 was 14.3 years, with an average duration of 9.4 years. As of December 31, 2020 local secondary market transactions reached U.S.$1,224.6 million for the year.

In the domestic market, the Ministry of Economy and Finance from time to time issues, by auction, bills (with maturities up to 12 months), notes (with maturities from three to seven years) and bonds (with maturities greater than seven years).

In 2016, Panama issued U.S.$1,362.2 million face amount of securities in the Panamanian market, composed of U.S.$346.0 million of zero-coupon Treasury Bills issued in thirteen auctions, U.S.$317.7 million of the Treasury Notes due 2019 issued in seven reopenings and U.S.$698.5 million of the Treasury Bonds due 2024 issued in four reopenings. Pursuant to authority granted by Cabinet Decree No. 20 of May 24, 2016, the Ministry of Economy and Finance executed a liability management transaction that consisted of the partial repurchase of U.S.$324.3 million of Treasury Notes due 2018 in order to mitigate refinancing risk and to improve the internal debt amortization profile. As of December 31, 2016, the outstanding balance of Treasury bills had fallen to U.S.$252.0 million, a decrease of 58.3% compared to U.S.$604.0 million as of December 31, 2015, primarily due to the implementation of the TSA, which permits financing approximately 50% of the Central Government deficit through the application of internal Government resources, rather than resorting to other sources of credit.

During 2017, Panama conducted four auctions of Treasury Bonds due 2024 and sold U.S.$352.0 million aggregate amount of such securities, bringing the total amount outstanding of such security to U.S.$1,150.5 million as of December 31, 2017. During 2017, Panama issued U.S.$118.5 million of 3.0% Treasury Notes due 2023. In 2017, Panama conducted nine auctions of Treasury Bills and issued U.S.$288.0 million of such securities, all of which were outstanding at December 31, 2017. In June 2017, as part of an initiative to increase participation in domestic debt securities auctions and the secondary market, the Ministry of Economy and Finance added Global Valores to the Market Makers Program.

In 2018, Panama conducted one auction of Treasury Bonds due 2024 and sold U.S.$94.0 million of such securities, bringing the total amount outstanding of such security to U.S.$1,244.5 million as of December 31, 2018. During 2018, Panama issued U.S.$385.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2018, Panama had conducted eleven auctions of Treasury Bills and issued U.S.$323.0 million of such securities, all of which were outstanding at December 31, 2018.

In 2019, Panama conducted two auctions of Treasury Bonds due 2024 and sold U.S.$251.5 million aggregate principal amount of such securities, bringing the total amount outstanding of such security to U.S.$1,496.0 million as of December 31, 2019. During 2019, Panama issued U.S.$245.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2019, Panama had conducted twelve auctions of Treasury Bills and issued U.S.$371.5 million of such securities, all of which were outstanding at December 31, 2019. In addition, in 2019, Panama issued U.S.$1,000,000,000 of its 3.75% Euroclearable Treasury Note due 2026. In 2019, Panama issued

U.S.$421.4 million of 3.0% notes due 2029 with the proceeds used for payment of debts owed by certain state entities to the CSS. Additionally in 2019, Panama issued U.S.$464.9 million of 2.85% notes due 2027 with the proceeds used to repay a loan owed by BNP to the CFZ and for the payment of debts owed by the Government to financial institutions that provide mortgages under the preferential interest regime. On June 5, 2019, Panama’s 3.00% Treasury Notes due 2019 matured.

During the year ended December 31, 2020, Panama conducted eight auctions of Treasury Bills and issued U.S.$268.5 million of such securities, all of which were outstanding at December 31, 2020. Adittionaly, the Republic issued through a direct mechanism, Treasury Bills in an aggregate amount of U.S.$63.0 million in favor of BNP. In addition, in 2020, Panama issued U.S.$325,000,000 of its 3.750% Euroclearable Treasury Notes due 2026. On December 23, 2020, the Republic of Panama contracted a Syndicated Non-Rotating Credit Line for an amount of U.S.$400.0 million with Banistmo and Scotiabank to finance the State budget.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2016 through 2020:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2016	2017	2018	2019	2020
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$252.0	$288.0	$323.0	$331.5	$331.5
Treasury notes (maturity from 3 years to 7 years)	$1,942.5	$2,061.0	$1,776.4	$2,878.6	$2,950.8
Domestic bonds (maturity greater than 7 years)	$2,162.5	$2,514.5	$2,608.5	$3,281.4	$3,156.4
Long-term private financing	3.1	0.9	0.9	0.9	400.9
Suppliers	8.0	6.0	4.0	0.0	0.0
Total	$4,368.1	$4,870.4	$4,712.9	$6,492.4	$6,839.6
Public Sector Sources:
Official banking institutions	$331.6	$113.1	$399.2	$302.9	$302.9
Total	$331.6	$113.1	$399.2	$302.9	$302.9
Total Public Sector Internal Debt	$4,699.7	$4,983.5	$5,112.1	$6,795.3	$7,142.5

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2020, total public sector external debt (i.e., external debt of the Central Government) was U.S.$29,817.4 million, an increase of U.S.$5,594.2 million from December 31, 2019, due primarily to the issuance of U.S.$2.5 billion of its 4.500% Global Bonds due 2056; U.S.$1.25 billion of its 2.252% Global Bonds due 2032; U.S.$1.0 billion of its 3.870% Global Bonds due 2060; and disbursements of loans from multilateral agencies in the amount of U.S.$2,483.5 million. The disbursements from multilateral agencies in 2020 were as follows: U.S.$804.2 million from the Inter-American Development Bank, U.S.$513.5 million from the IMF, U.S.$403.0 from the Development Bank of Latin America (CAF), U.S.$399.9 million from the Central American Bank for Economic Integration and U.S.$363.0 million from the World Bank. Panama’s public sector external debt as a percentage of GDP was 56.3% as of December 31, 2020 (based on an estimated GDP of U.S.$52.9 billion for 2020), which represents an increase of 20.1 % compared to a ratio of public sector external debt to GDP of 36.3% as of December 31, 2019 (based on an estimated nominal GDP of U.S.$66.8 billion for 2019). As of December 31, 2020, U.S.$22,616.6 million of total public sector external debt had a fixed interest rate, while U.S.$7,200.7 million had a floating interest rate.

As of December 31, 2020, approximately 72.1% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.5% owed to bilateral lenders. As of December 31, 2019, approximately 74.3% of total public sector external debt was owed to commercial lenders and bondholders, with 25.0% owed to multilateral institutions and 0.7% owed to bilateral lenders. As of December 31, 2018, approximately 71.7% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.9% owed to bilateral lenders. As of December 31, 2017, approximately 71.2% of total public sector external debt was owed to commercial lenders and bondholders, with 27.8% owed to multilateral institutions and 1% owed to bilateral lenders. As of December 31, 2016, approximately 71.8% of total public sector external debt was owed to commercial lenders and bondholders, with 26.8% owed to multilateral institutions and 1.2% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2016 through 2020 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2016	2017	2018	2019	2020
Commercial banks	$744.1	$613.2	$518.0	$451.9	$351.3
Bonds	11,387.4	12,478.2	14,237.9	17,542.0	21,126.9
Multilateral agencies	4,564.3	5,103.7	5,635.7	6,059.9	8,178.6
Bilateral entities	206.2	194.9	183.2	169.4	160.6
Total	$16,901.9	$18,390.0	$20,574.8	$24,223.2	$29,817.4

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2020.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2021	2022	2023	2024	2025-2060
Multilaterals
World Bank	87.9	85.9	105.7	117.9	1,058.5
IADB	182.6	199.0	256.9	296.9	2,942.0
CAF	99.3	119.2	132.3	143.6	1,312.1
EIB	1.6	1.9	3.1	2.8	44.4
OFID	4.7	4.7	4.7	4.7	23.7
CABEI	0.3	1.0	6.7	7.6	384.2
IMF	0.0	0.0	135.7	271.3	135.7
Total	$376.4	$411.7	$645.1	$844.8	$5,900.6
Bilateral	6.3	12.2	12.2	12.2	117.7
Bonds	402.6	0.0	138.9	1,250.0	19,335.4
Commercial Debt	92.6	92.6	75.7	35.5	54.9
Total	$501.5	$104.8	$226.8	$1,297.7	$19,508.0

(1)	Projections based on outstanding balance as of December 31, 2020.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

Panama has not defaulted on its external debt in the last twenty-five years.

International Financial Institutions.

The IADB has been a significant source of financing for Panama. As of June 30, 2021, Panama had agreements with the IADB for a total of U.S.$1.8 billion in loans. These agreements finance projects in health, transportation, social investment and modernization.

In 2016, the IADB approved three new loans to Panama: U.S.$160 million was provided to support integrated networks of health services; U.S.$200.0 million was provided to support the Transport and Logistics Sector Reform Program II; and U.S.$200.0 million was provided to support the Program for Transparency and Equity in Spending on Social Protection II.

As of December 31, 2017, Panama had signed two loans with the IADB, one for U.S.$150.0 million to finance part of the “Arraiján and La Chorrera-PSACH Stage I District Sanitation Program” and the other to finance U.S.$300.0 million of the “Program for Supporting the Sustainable Development of Public Services”.

Between March 31, 2018 and December 31, 2019, Panama signed 11 loans with the IADB: one for U.S.$250.0 million to finance IDAAN’s operational management improvement programs in Panama City; a second for U.S.$200.0 million to finance a social welfare project; a third for U.S.$200.0 million to finance reforms and improvements to the transportation and logistics sector; a fourth for U.S.$100.0 million to finance a program to improve the efficiency and quality of public schools; a fifth for U.S.$87.0 million to finance increased connectivity in the central and western regions of Panama; a sixth for U.S.$75.0 million to finance a program for the integration of customs software and databases; a seventh for U.S.$62.0 million for the conservation and protection of natural and cultural heritage sites under the Ministry of Environment; an eighth for U.S.$45.0 million for the conservation and protection of natural and cultural heritage sites under the Instituto Nacional de Cultura; a ninth for U.S.$20 million to promote the development of Panama’s human resources; a tenth for U.S.$150 million to support gender equality policies; and an eleventh for U.S.$200 million to finance the promotion of competitiveness and economic diversification.

In 2020, Panama signed 7 loans with the IADB: one for U.S.$100.0 million to finance a Comprehensive Territorial Development Program in Tourist Destinations; a second for U.S.$150.0 million to finance a Global Credit Program for the Defense of the Productive Fabric and Employment; a third for U.S.$35.0 million to finance an Universal Energy Access Program; a fourth for U.S.$40.0 million to finance a Program to Support the Digital Transformation of the Tax Administration in Panama; a fifth for U.S.$40.0 million to finance a Social Inclusion Program for People with Disabilities in Panama; a sixth for U.S.$400.0 million to finance an Emergency Program for Macroeconomic and Fiscal Sustainability; and a seventh for U.S.$200.0 million to finance a Program to Support Reforms in the Water, Sanitation and Energy Sectors II.

As of June 29, 2021, Panama signed a loan with the IADB for U.S.$150.0 million to finance a Global Credit Program to Promote the Sustainability and Economic Recovery of Panama II.

The Republic has entered into several multilateral and bilateral agreements for the construction of the Metro de Panama. The cost of the first phase, which consisted of Metro Line 1, is estimated to be approximately U.S.$1.88 billion and has been financed through Central Government borrowings from multilateral and bilateral lending institutions. In this connection, in July 2011, the Republic entered into an agreement with CAF for a loan in the amount of U.S.$400 million, which had been disbursed in full as of August 2014. On February 9, 2012, the Republic entered into credit facilities with Compagnie Française d’Assurance pour le Commerce Extérieur

(“COFACE”) for a loan in the amount of U.S.$297.8 million and with Compañía Española de Seguros de Crédito a la Exportación S.A. (“CESCE”) for a loan in the amount of U.S.$64.1 million. In June 2014, U.S.$274.0 million was disbursed under this COFACE facility and U.S.$57.6 million was disbursed under this CESCE facility, with the remaining amounts available under the facility agreements cancelled. On June 29, 2012, the Republic entered into a syndicated facility with a MIGA guarantee for a credit up to U.S.$250 million and the facility had been completely disbursed as of August 2013. In February 2013, the Republic entered into an agreement with CAF for a loan in the amount of U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In March 2014, the Republic entered into an additional loan agreement with CAF for credit of up to U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In November 2013, the Republic entered into a second syndicated facility with a MIGA guarantee for credit up to U.S.$250 million; as of August 2014, the facility had been disbursed in full. In March 2017, the Government signed a contract with ING Bank, a branch of ING-DiBa AG, and Citibank, N.A., for a U.S.$137.3 million loan for modifications to the Panama Metro Line 1 and the supply of 70 new train cars. On December 28, 2017, the first disbursement, for an amount of U.S.$47.2 was made. On June 21, 2019, an additional U.S.$34.6 million were disbursed under the CESCE facility.

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On April 30, 2021, the IMF concluded its Virtual Article IV Mission for 2021, addressing issues of development and economic policies of the Republic of Panama. The Article IV Report for 2021 was published on the IMF website on May 17, 2021, and states, among other things, that stringent containment measures and mobility restrictions during the COVID-19 pandemic contributed to Panama’s GDP contraction in 2020. The Article IV Report also discusses how Panama’s macroeconomic policies, coupled with a rebound in the global economy, are helping local economic recovery but cautions against risks such as new COVID-19 strains.

In 2020, the IMF approved a loan of U.S.$513.5 million under the Rapid Financing Instrument (RFI). The loan is repayable in seven installments between 2023 and 2025.

As of December 31, 2020, Panama’s total subscriptions to Series A and Series B ordinary shares in the CAF were U.S.$527.3 million. On August 5, 2020, the Republic of Panama paid the sum of U.S.$34.6 million to the CAF for 2,434 shares.

As of December 31, 2020, Panama’s subscription to the IADB was U.S.$793.1 million. Of this subscription, as of June 2016, Panama had paid U.S.$1.7 million for the fifth installment, which corresponds to 123 shares plus 19 additional shares of Venezuela, subscribed to by Panama.

On November 13, 2017, Panama approved total contributions of U.S.$8.0 million to the IADB’s Multilateral Investment Fund. On June 12, 2019, the first Contribution Fee to the IADB’s Multilateral Investment Fund III (MIF III) was paid in the amount of U.S.$2.7 million. On August 5, 2020, the second Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million.

On October 30, 2019, the Republic of Panama made payment for 118 shares to the Inter-American Investment Corporation (IIC) for a total amount of U.S.$1.9 million. On January 6, 2021, the Republic of Panama made payment to the IIC in the amount of U.S.$1.2 million for 74 shares.

In January 2007, Panama joined the Central American Bank for Economic Integration (“CABEI”) as a non-regional and non-founding member and agreed to pay a subscription of U.S.$57.6 million, with 25% as paid-in capital and 75% as callable capital if required by the CABEI to meet its obligations for funds borrowed or loans guaranteed by it. On April 26, 2016, Cabinet Decree No. 18 authorized Panama to subscribe to “B” Series shares in the CABEI and to increase its shareholding to U.S.$255.0 million. On September 16, 2016, Panama paid the first installment of this increase, U.S.$12.3 million, which allowed Panama to appoint a Principal Director to the Board of Directors of CABEI, and Panama has since paid a second installment of the same amount. On September 12, 2018, the payment of the third installment corresponding to the subscription of B shares for capital increase between the Republic and CABEI was made in the amount of U.S.$12.3 million. On September 19, 2019, the fourth and last installment payable in cash corresponding to the capital increase subscription for CABEI B Series was paid in the amount of U.S.$12.3 million.

On April 6, 2021, Cabinet Decree No. 6 of 2021 authorized Panama to subscribe to “B” Series shares in CABEI and to increase its shareholding by U.S.$102.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital. On May 11, 2021, Panama paid the first installment of the CABEI subscription, in the amount of U.S.$3.2 million.

As of December 31, 2018, Panama signed a loan agreement with the CABEI for U.S.$70.0 million for the “Project Gorgas Campus Phase I”. On June 7, 2017, Panama entered into a loan agreement with CABEI for U.S.$100 million to partially finance sanitation projects in Arraiján and La Chorrera, each in Panama Oeste province.

In 2020, Panama signed two new loan agreements with CABEI: one for U.S.$150.0 million for a Partial Financing of the Implementation of the Vale Digital Program, Panama Solidario in response to the COVID-19 Pandemic in the Republic of Panama; and a second for U.S.$250.0 million to finance an Operation of Development Policies in Response to the Pandemic and Growth Recovery in Panama.

On March 14, 2017, the Government and the CAF (currently the Development Bank of Latin America) signed agreements for a U.S.$95 million loan to finance the “Wastewater Management Project for Burunga and Arraiján Cabecera, Panama” and for a U.S.$75.0 million loan to construct the Institute of Technical and Superior Education of Eastern Panama, with a second loan of U.S.$75.0 anticipated for phase two of the construction. In April 2016, Panama entered into a loan agreement with CAF for U.S.$45.0 million for a sanitation project.

On August 30, 2017, the CAF approved a U.S.$250 million loan to finance a program aimed at modernizing and improving transparency in the financial management of the Panamanian government.

As of May 2019, Panama had signed seven new loan agreements with CAF: one for U.S.$75.0 million to finance a wastewater management program of the Arraiján and La Chorrera Districts-Project; a second for U.S.$75.0 million to finance investments on certain infrastructure projects; a third for U.S.$50.0 million to finance a second wastewater management program of the Arraiján and La Chorrera Districts; a fourth for U.S.$27.6 million to finance the master plan for the agricultural sector of the western region of Panama; a fifth for U.S.$300.0 million to finance improvements to air and safety standards; and a sixth for U.S.$125.0 million to finance innovation and technology projects and a seventh for U.S.$27.0 million to finance biodiversity and environmental projects.

In 2020, Panama signed two new loan agreements with CAF: one for U.S.$350.0 million to finance a Contingent Credit Line for Anti-cyclical Support for COVID-19 Emergency; and a second for U.S.$50.0 million to finance a Contingent Credit Line for Extreme Weather Events, Earthquakes, Pollutant Accidents and Epidemics (COVID-19).

As of March 23, 2021, Panama signed a loan with CAF for U.S.$50.0 million to finance an Integral Transformation and Improvement Plan for the Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano.

In April 2015, the World Bank approved a loan for a total amount of U.S.$300 million to finance the First Programmatic Shared Prosperity Development Policy. In December 2015, the World Bank approved a loan for a total amount of U.S.$75.0 million to finance the System of Social Protection and Inclusion. Cabinet Decree No. 17 of May 23, 2017 authorized a U.S.$65.0 million loan agreement with the World Bank for the Burunga Residual Water Management Project, which supports the design and construction of sewage networks, secondary collectors, main pumping stations and a wastewater treatment plant.

On July 13, 2017, the World Bank approved a loan of U.S.$290,000 to finance Panama’s health information system. In 2018, Panama signed two loans with the World Bank: U.S.$100.0 million to finance the Third Programmatic Shared Prosperity Development Policy and U.S.$80.0 million to finance the Integral Development Plan for the Indigenous Peoples of Panama.

In 2020, Panama signed two loans with the World Bank: one for U.S.$20.0 million to finance a COVID-19 Emergency Response Mechanism; and a second for U.S.$300.0 million to finance a Development Policy Loan in Response to the Pandemic and Growth Recovery of Panama.

In June 2020, Caja de Ahorros executed (i) a $250 million credit facility with Kairos Global Solutions S.A., which was guaranteed by the Multilateral Investment Guarantee Agency (“MIGA”) with non-honoring of sovereign financial obligations coverage, with proceeds used to support social housing, and (ii) a $150 million credit facility with BBVA, which was guaranteed by MIGA with non-honoring of sovereign financial obligations coverage, with proceeds used to provide working capital loans to small and medium sized enterprises in the country during the COVID-19 pandemic.

On September 7, 2017, the National Economic Council issued approval for a loan agreement for U.S.$50.0 million with the EIB for partial financing of the Panama Oeste-Burunga sanitation program, which was signed on November 15, 2017.

As of December 31, 2018, Panama signed two loans with the EIB: U.S.$50.0 million to finance “The Sanitation of Arraiján-Chorrera District” and U.S.$50.0 million to finance “The Sanitation Project of the West Sector, Burunga-Arraiján”.

Global Notes and Bonds.

On June 30, 2021, Panama issued $750,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050 and $1,250,000,000 aggregate principal amount of its 3.362% Treasury Bonds (Bonos del Tesoro) due 2031. Concurrently with the issuance of bonds, Panama conducted a local tender offer to purchase for cash its 5.625% PABONT due 2022 and a global tender offer to purchase for cash its 4.000% Global Bonds due 2024.

On January 27, 2021, Panama issued U.S.$1,200,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060 and U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032.

On September 29, 2020, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060, U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032 and U.S.$325,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On April 1, 2020, Panama issued U.S.$2,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2056.

On November 26, 2019, Panama issued U.S.$300,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$1,000,000,000 Global Bonds due 2053.

On July 23, 2019, Panama issued U.S.$1,250,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$750,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060.

On April 10, 2019, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On October 18, 2018, Panama issued U.S.$550,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050.

On April 9, 2018, Panama issued U.S.$1,200.00 million aggregate principal amount of its 4.500% Global Bonds due 2050.

On May 15, 2017, Panama conducted a liability management transaction involving an issuance of U.S.$1,168,292,000 aggregate principal amount of its 4.500% Global Bonds due 2047; a reopening and issuance of U.S.$253,988,000 aggregate principal amount of its 3.875% Global Bonds due 2028; and a purchase by Panama of U.S.$345,473,000 aggregate principal amount of its 5.200% Global Bonds due 2020. Following the transaction, the aggregate outstanding principal amount of Panama’s 5.200% Global Bonds due 2020 was reduced from U.S.$1,500,000,000 to U.S.$1,154,527,000.

On March 10, 2016, Panama issued U.S.$1.0 billion aggregate principal amount of its 3.875% Global Bonds due 2028.

On September 4, 2003, Panama filed with the SEC Amendment No. 1 to Panama’s fiscal agency agreement, dated as of September 26, 1997, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

On February 19, 2015, Panama filed with the SEC Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon to provide for modification of the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement with the written consent of Panama and the affirmative vote or consent of the holders of: (1) with respect to a single series of debt securities, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. This amendment will apply to securities of any series issued after February 19, 2015 that are in their terms explicitly stated to be Aggregated Collective Action Securities.

Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon also provided for “Equal Ranking Securities” that will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other public indebtedness.

On October 26, 2016, Panama filed with the SEC Amendment No. 3 to Panama’s fiscal agency agreement with The Bank of New York Mellon. Amendment No. 3 clarifies that (a) if certain “uniformly applicable” requirements are not met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, must be effected with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually; and that (b) if certain “uniformly applicable” requirements are met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, may be effected, at Panama’s option, by the aforementioned method or with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. Amendment No. 3 also amends the definition of “public sector instrumentality” and clarifies the definition of “uniformly applicable” in Panama’s fiscal agency agreement with The Bank of New York Mellon.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2020(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$8,161.5
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	3,860.3
World Bank	Various	Various	Various	Semiannually	1,455.9
European Investment Bank	Floating	Various	Various	Semiannually	53.8
Development Bank of Latin America	Floating	Various	Various	Semiannually	1,806.5
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	42.5
Central American Bank for Economic Integration					399.8
International Monetary Fund					542.7
BILATERAL ORGANIZATIONS					$160.6
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	18.5
Support Groups(2)	Fixed	Various	Various	Semiannually	0.0
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	142.1
COMMERCIAL BANKS	Various	Various	Various	Various	$351.3
GLOBAL BONDS	Various	Various	Various	Various	$21,126.9
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	402.6
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	1,750.0
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.0
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 4, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 9, 2018	Apr 16, 2050	Various	1,750.0
Global 2030	3.16%	Jul 17, 2019	Jan 23, 2030	Bullet	1,550.0
Global 2060	3.87%	Jul 17, 2019	Jul 23, 2060	Various	1,750.0
Global 2032	2.252%	Sept 22, 2020	Sept 29, 2032	Bullet	1,250.0
Global 2056	4.5%	Mar 26, 2020	Apr 01, 2056	Various	2,500.0
TOTAL					$29,800.3

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2020.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2020 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$17.1
Total					$17.1

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2020.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2020 (in millions of dollars)
Bonds
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Treasury Bonds 2022	5.6%	Repurchase	Oct 05,2020		$(125.00)
Total					$1,239.04

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2020 (in millions of dollars)
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Treasury Bonds 2024	4.9%	Bullet	May 28, 2019	May 24, 2024	$111.50
Treasury Bonds 2024	4.9%	Bullet	Jun 11, 2019	May 24, 2024	$140.00
Total					$1,496.00
Treasury Bonds 2029	3.0%	Bullet	Dec 26, 2019	Dec 27, 2029	$421.37
Total					$421.37
Total Treasury Bonds					$3,156.41
Notes
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.10
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Treasury Notes 2021	4.9%	Repurchase	Oct 05, 2020		$(252.77)
Total					$412.43
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Treasury Notes 2023	3.0%	Bullet	Mar 19, 2019	Sep, 29, 2023	$52.00
Treasury Notes 2023	3.0%	Bullet	Apr 23, 2019	Sep, 29, 2023	$93.00
Treasury Notes 2023	3.0%	Bullet	May 21, 2019	Sep, 29, 2023	$100.00
Total					$748.50
Euroclearable Treasury Note 2026	3.8%	Bullet	Apr 17, 2019	Apr 17, 2026	$1,000.00
Euroclearable Treasury Note 2026	3.8%	Bullet	Sept 29, 2020	Apr 17, 2026	$325.00
Total					$1,325.00

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2020 (in millions of dollars)
Treasury Notes 2027	2.9%	Bullet	Dec 20, 2019	Jun 27, 2027	$83.38
Treasury Notes 2027	2.9%	Bullet	Dec 23, 2019	Jun 27, 2027	$381.51
Total					$464.89
Total Treasury Notes					$2,950.82

Note: Totals may differ due to rounding.